Registration Number 333-248950

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5  TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INVO BIOSCIENCE, INC.

(Exact name of registrant as specified in its charter)

Nevada	3841	20-4036208
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

5582 Broadcast Court Sarasota, Florida, 34240

(978) 878-9505

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steve Shum

Chief Executive Officer

INVO Bioscience, Inc.

5582 Broadcast Court

Sarasota, Florida 34240

(978) 878-9505

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Ira Kotel, Esq. Greg Carney, Esq. Dentons US LLP 601 S. Figueroa Street., Suite 2500 Los Angeles, California 90017 (213) 623-9300	Bradley J. Wyatt, Esq. William H. Dorton, Esq. Dickinson Wright PLLC 350 S. Main Street, Suite 300 Ann Arbor, Michigan 48104 (734) 623-7075

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☑	Emerging growth company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee(3)
Common Stock, $0.0001 par value per share(4)	$13,340,000	(1)	$1,455.40	(5)

(1)           Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)           Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)           Calculated under Section 6(b) of the Securities Act of 1933 as .0001091 of the proposed maximum aggregate offering price.

(4)           Includes the aggregate offering price of additional shares that the underwriters have the right to purchase from the Registrant, if any.

(5)           Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. A registration statement related to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement is declared effective. This preliminary prospectus and the accompanying prospectus are not an offer to sell these securities and are not the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated  November 9 , 2020

PRELIMINARY PROSPECTUS

2,035,000  Shares

INVO Bioscience, Inc.

Common Stock

We are offering 2,035,000 shares of our common stock in this offering. Our common stock is currently traded on the OTCQB Marketplace (“OTCQB”) under the symbol “INVO.” A "D" has been placed on the INVO Bioscience ticker symbol, INVO, for 20 business days starting on November 9, 2020 to alert the public of the 5-8 reverse stock split effectuated on November 9, 2020). On November 6, 2020, the last reported sale price of our common stock was $5.70 per share. We have applied to list our common stock on the NASDAQ Capital Market under the symbol “INVO.”

We have granted the underwriters an option to buy up to an additional 305,250 shares of common stock to cover over-allotments. The underwriters may exercise this option at any time and from time to time during the 45-day period from the date of this prospectus.

	No Exercise of Over- Allotment		Full Exercise of Over- Allotment
	Per Share	Total	Per Share	Total
Public offering price	$	$	$	$
Underwriting discounts and commissions(1)	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

(1)	In addition, we have agreed to reimburse the underwriters for certain expenses. See “Underwriting” on page 54 of this prospectus for additional information.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” appearing on pages 7 of this prospectus and elsewhere in this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to the purchasers on or about        , 2020.

The date of this prospectus is        , 2020

Sole Book-Running Manager

Roth Capital Partners

Co-Managers

Colliers Securities LLC	Paulson Investment Company

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely upon it. These securities are not being offered in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since these dates.

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “INVO,” “INVO Bioscience” or the “Company” refer to INVO Bioscience, Inc. a Nevada corporation.

Special Note Regarding Forward-Looking Statements

This prospectus includes “forward-looking statements” pursuant to Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), to the extent applicable, that are based on current expectations, estimates, forecasts and assumptions and are subject to risks, uncertainties and changes in circumstances that are difficult to predict.   All statements, other than statements of historical fact, contained in this prospectus constitute forward-looking statements.  In some cases, you can identify forward-looking statements by terms such as “may,” “intend,” “might,” “will,” “should,” “could,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “project,” “potential,” “forecast,” “seek,” “target,” or the negative of these terms and variations of these expressions.

Our actual results may differ materially from those contemplated by the forward-looking statements.  Furthermore, there may be additional factors not so identified.  You should not place undue reliance on our forward-looking statements.  As you read this prospectus, you should understand that these statements are not guarantees of performance or results.  Further, any forward-looking statement speaks only as of the date on which it is made. We caution that the forward-looking statements included are not exclusive, and new factors may emerge, or changes to the foregoing factors may occur. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which such forward-looking statement was made.  New factors emerge from time to time that may cause our business not to develop as we expect causing actual results to differ materially from those expressed or implied by our forward-looking statements.

Investing in our common stock involves a high degree of risk. In the event any of these risks actually occur, our business, financial condition and/or operations may be materially adversely affected.  In such case, the trading price of our common stock could decline and investors could lose all or part of their investment.  Factors which could have a material adverse effect on our operations and future prospects on a consolidated basis include, but are not limited to: changes in economic conditions, legislative/regulatory changes, availability of capital, the level of interest rates, competition, the impact of the COVID-19 pandemic on our ability to advance our clinical programs and raise additional financing and the impact of generally accepted accounting principles on the presentation of our financial condition. The risks and uncertainties described herein are not exclusive and are intended to reflect the material risks that are specific to us, to our industry, and related to companies that seek to maintain a class of securities that is registered or quoted on an over-the-counter market.

For a more detailed discussion on factors that may affect our business, see the discussion in the sections “Description of Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein.

We intend that all forward-looking statements made in this prospectus will be subject to the safe harbor protections of the federal securities laws. All forward-looking statements should be read in conjunction with our consolidated financial statements and the notes thereto.  We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements.  In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this registration statement may not occur and actual results could differ materially and adversely from those anticipated or implied in any forward-looking statement.

Prospectus Summary

This summary highlights information described more fully elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) included elsewhere in this prospectus. Before you decide to invest in shares of our common stock, you should read the entire prospectus carefully, including the risk factors, the financial statements and the notes to the financial statements included herein.

On May 26, 2020, we effected a 1-for-20 reverse stock split of our common stock. All share amounts in this prospectus have been retroactively adjusted to give effect to this reverse stock split. On November 9, 2020, we effected a 5-for-8 reverse stock split of our common stock. All share amounts in this prospectus have been retroactively adjusted to give effect to this reverse stock split.

The Company

We are a medical device company focused on the Assisted Reproductive Technology (ART) marketplace. Our mission is to increase access to care and expand fertility treatment and patient care across the globe. Our patented device, the INVOcell, is the first Intravaginal Culture (IVC) system in the world used for the natural in vivo incubation of eggs and sperm during fertilization and early embryo development. The U.S. Food and Drug Administration (“FDA”) granted our request for de novo classification of the INVOcell Intravaginial Culture System (INVOcell) in November 2015 and the device received the CE Mark in October 2019.  As a result, we are now positioned to help provide millions of infertile couples across the globe access to a new infertility treatment option. We believe this novel device and procedure (the “INVO Procedure”) provides a more natural, safe, effective and economical fertility treatment compared to current infertility treatments, including in-vitro fertilization (“IVF”) and intrauterine insemination (“IUI”). Unlike conventional infertility treatments such as IVF where the eggs and sperm develop into embryos in a laboratory incubator, the INVOcell utilizes the women’s vaginal cavity as the incubator to support a more natural fertilization process. This novel device promotes in vivo conception and early embryo development.

In both commercial utilization of the INVOcell and in clinical studies, the INVO Procedure has proven to have equivalent pregnancy success and live birth rates as IVF1. Additionally, we believe there are emotional benefits with the mother’s participation in fertilization and early embryo development by vaginal incubation compared to that of traditional IVF treatment by offering patients a more natural and personalized way to achieve pregnancy.

Additionally, for many couples struggling with infertility, access to treatment is often unavailable. Financial challenges (cost of treatment) and limited availability (or capacity) of fertility medical care are two of the main challenges in the ART marketplace that contribute to the large percentage of untreated patients. Religious, social and cultural roadblocks can also prevent hopeful couples from realizing their dream to have a baby with traditional IVF as a result of the early embryo development occurring outside the body in a laboratory incubator machine. We believe INVOcell can address many of the key challenges in the ART market, particularly patient cost and infrastructure capacity constraints. The many benefits of the INVO Procedure include:

●

Cost: Current clinics offering INVOcell are doing so for less (and often half) the comparable cost of IVF treatment due to fewer drugs prescribed, fewer office visits and reduced laboratory time needed as incubation is occurring inside the body rather than a lab incubator.

●

Enhances Industry Capacity: The INVOcell device reduces overall requirements on the lab (incubator and other lab-support resources). We believe this generally supports the ability to lower costs as well as enable a clinic to handle a higher volume of patients.

●	Promotes greater involvement by couples in the treatment and conception.
●	Reduces the risk of errors of wrong embryo transfers since the embryos are never separated from the woman.
●	Creates a more natural (inside the body) incubation compared to traditional IVF.

On November 2, 2015, the FDA granted our de novo classification request for INVOcell allowing us to market the device in the United States. We have since begun marketing and selling INVOcell in many locations across the U.S. We currently have approximately 140 appropriately trained clinics or satellite facilities in the U.S. where patients can receive guidance and treatment with the INVO Procedure for infertility.

1 Journal of Assisted Reproduction and Genetics: Comparing Blastocyst Quality and Live Birth Rates of Intravaginal Culture Using INVOcell™ to Traditional in Vitro Incubation in a Randomized Open-Label Prospective Controlled Trial, Kevin J. Doody & E. Jason Broome & Kathleen M. Doody; January 13, 2016. https://invobioscience.com/wp-content/uploads/2016/07/Doody-Report.pdf

The original de novo classification request for INVOcell was based on a 3-day incubation period. We intend to collect additional data to seek FDA clearance for 5-day incubation. Ferring International Center S.A. (“Ferring”) is obligated to make a milestone payment to us of $3 million if we are successful in obtaining a five (5) day label enhancement from the FDA for the current incubation period for the Licensed Product at least three (3) years prior to the expiration of the term of the license for the Licensed Product, provided that Ferring has not previously exercised its right to terminate the Distribution Agreement. There can be no assurance that we will successfully complete the milestone required to receive this $3 million payment. The Distribution is due to expire on December 31, 2025, which term will automatically be renewed for successive three (3) year periods so long as Ferring achieves the minimum annual targets set forth in the Distribution Agreement.

INVO Bioscience, Inc. is a Nevada corporation with its principal executive offices at 5582 Broadcast Court Sarasota, Florida 34240.

Our telephone number is (978) 878-9505. The address of our website is www.INVOBioscience.com. The information provided on our website is not part of this prospectus and you should not consider the contents of our website in making an investment decision regarding out stock.

Recent Developments

Pre-Incorporation and Shareholders Agreement

Effective September 24, 2020, our wholly owned subsidiary, INVO Centers, LLC a Delaware limited liability company (“INVO Centers”) entered into a Pre-Incorporation and Shareholders Agreement (the “Agreement”) with Francisco Arredondo, MD PLLC (“Arredondo”) and Security Health LLC, a Texas limited liability company (“Ramirez” together with INVO and Arredondo, the “Shareholders”) under which INVO Centers, Arredondo and Ramirez intend to commercialize the INVO IVC procedure and offer related medical treatments in Mexico (the Business”) and to further become shareholders in a Mexican company to be incorporated in Mexico (the “Mexico Company”) for purposes of operating the Business.

The Mexico Company, which will be named Positib Fertility, S.A. de C.V, is to be established within three weeks of executing the Agreement, with each of INVO Centers, Arredondo and Ramirez to be equal shareholders (1/3 each).  The Mexico Company will acquire exclusively from INVO Bioscience, Inc. the INVOcell product to be used by the Mexico Company to render its services at cost plus any uncured shipping, customs and related fees.

The Shareholders agree that the Mexico Company will operate in Monterrey Nuevo Leon, Mexico and any other cities and places in Mexico as approved by the Mexico Company board of directors and Shareholders.  In addition, the Shareholders agree that the Mexico Company will be the exclusive distributor of INVO Bioscience, Inc. and affiliates with respect to the INVO Products in Mexico and the Shareholders agree not to compete directly or indirectly with the Mexico Company in Mexico.  Each Shareholder agreed to certain restrictions on transfer of its equity in the Mexico Company and afforded the other Shareholders a right of first refusal prior to any transfer.

Private Placement

From May 15, 2020 through July 1, 2020, we entered into definitive securities purchase agreements (“Purchase Agreements”) with accredited investors for their purchase of (i) secured convertible notes issued by us in the aggregate original principal amount of $3,494,840 (the “Notes”), and (ii) Unit Purchase Options (“Purchase Options”) to purchase 303,623 units (each, a “Unit”), at an exercise price of $8.00 per Unit (subject to adjustments), with each Unit exercisable for (A) one share of our Common Stock and (B) a 5-year warrant (the “Warrants”) to purchase one share of our common stock at an exercise price of $9.60 (subject to adjustments) (the “Private Placement”). Each purchaser of a Note was issued a 5-year Purchase Option to purchase 0.0869 Units for each dollar of Notes purchased. We received gross proceeds of approximately $3.5 million (of which $3,351,200 was received in cash and $143,640 resulted from cancellation of indebtedness). Tribal Capital Markets, LLC acted as placement agent (the “Placement Agent”) in the Private Placement. We paid the Placement Agent and certain selling agents a cash fee of 8% on a portion of the proceeds for an aggregate amount of $236,000. We also agreed to issue the Placement Agent and the selling agent 5-year warrants to purchase 6,750 shares of our common stock at an exercise price of $5.76. These warrants will have the same terms and conditions as the Warrants issued in the Private Placement, except for the different exercise price. We received approximately $3.08 million in net proceeds from the Private Placement, after deducting Placement Agent fees and selling agent fees payable to the Placement Agent and selling agent, respectively, and investor counsel in connection with the transaction. We used approximately $413,456, in proceeds to repay outstanding 9% promissory notes and we intend to use the remaining proceeds for working capital and general corporate purposes.

Pursuant to that certain Form of Secured Convertible Note entered into in connection with the Purchase Agreement (the “Form of Note”), interest on such Notes accrues at a rates of ten percent (10%) per annum and is payable either in cash or in shares of the Company’s common stock at an initial conversion price of $5.76 (subject to adjustment for stock splits, combinations or similar events and anti-dilution provisions, among other adjustments) on each of the six and twelve month anniversary of the issuance date and on the maturity dates of November 15, 2021; December 22, 2021 and December 30, 2021 (the “Maturity Date”).

All amounts of principal and interest due under the Notes are convertible at any time after the issuance date, in whole or in part (subject to rounding for fractional shares), at the option of the holders, into our common stock at a fixed conversion price of $5.76, which is subject to adjustment as described above.

Upon any issuance by us of any of our equity securities, including Common Stock, for cash consideration, indebtedness or a combination thereof after the date hereof (a “Subsequent Equity Financing”), each holder of a Note will have the option to convert the outstanding principal and accrued but unpaid interest of its Note into the number of fully paid and non-assessable shares of Common Stock issued in the Subsequent Equity Financing (“Conversion Securities”) equal to the product of unpaid principal, together with the balance of unpaid and accrued interest and other amounts payable hereunder multiplied by 1.1, divided by the price per share paid by the investors for the Conversion Securities.

A Note may not be converted, and shares of Common Stock may not be issued under the Notes if, after giving effect to the conversion or issuance, the holder together with its affiliates would beneficially own in excess of 9.99% of our outstanding ordinary shares.

We may prepay the Notes at any time in whole or in part by paying an amount equal to 100% of the principal amount to be redeemed, together with accrued and unpaid interest plus a prepayment fee equal to one percent (1%) of the principal amount to be repaid.

The Notes contain customary default triggering events including but not limited to: (i) failure to make payments when due; and (ii) bankruptcy or insolvency of the Company. If a triggering event occurs, each holder may require us to redeem all or any portion of the Notes (including all accrued and unpaid interest thereon), in cash.

The Notes are secured by the proceeds from the $3,000,000 milestone payment pursuant to Section 7.2(b) of the Distribution Agreement dated November 12, 2018 between the Obligor and Ferring International Center S.A., after such proceeds are actually received by us from Ferring, all pursuant to the terms of a Security Agreement entered into between us and the noteholders under the Purchase Agreements.

Reverse Stock Splits

On December 16, 2019, the Company’s stockholders approved a reverse stock split at a ratio of between 1-for 5 and 1-for-25, with discretion for the exact ratio to be approved by the Company’s board of directors. On February 19, 2020, the Company’s board of directors approved a reverse stock split of the Company’s common stock at a ratio of 1-for-20. On May 21, 2020, we filed a certificate of change (with an effective date of May 26, 2020) with the Nevada Secretary of State pursuant to Nevada Revised Statutes 78.209 to effectuate a 1-for-20 reverse stock split of its outstanding common stock. On May 22, 2020, we received notice from FINRA/OTC Corporate Actions that the reverse split would take effect at the open of business on May 26, 2020 and the reverse stock split took effect on that date.

On October 22, 2020, our board of directors approved a reverse stock split of our common stock at a ratio of 5-for-8 and also approved a proportionate decrease in our authorized common stock to 125,000,000 shares from 200,000,000.  Pursuant to Nevada Revised Statutes, a company may effect a reverse split without stockholder approval if both the number of authorized shares of common stock and the number of outstanding shares of common stock are proportionally reduced as a result of the reverse split, the reverse split does not adversely affect any other class of stock of the company, and the company does not pay money or issue scrip to stockholders who would otherwise be entitled to receive a fractional share as a result of the reverse split,  On November 5, 2020, we filed a certificate of change with the Nevada Secretary of State (with an effective date of November 9, 2020) pursuant to Nevada Revised Statutes 78.209 to (i) decrease the number of authorized shares of common stock from 200,000,000 to 125,000,000 shares and (ii) effectuate a 5-for-8 reverse stock split of the outstanding common stock. On November 6, 2020, we received notice from FINRA/OTC Corporate Actions that the reverse split would take effect at the open of business on November 9, 2020 and the reverse stock split took effect on that date.

The Ferring Distribution Agreement

On November 12, 2018, we entered into a Distribution Agreement (the “Distribution Agreement”) with Ferring, pursuant to which, among other things, we granted to Ferring an exclusive license in the United States (the “Territory”) with rights to sublicense under patents related to our proprietary intravaginal culture device known as INVOcell™, together with the retention device and any other applicable accessories (collectively, the “Licensed Product”) to market, promote, distribute and sell the Licensed Product with respect to all therapeutic, prophylactic and diagnostic uses of medical devices or pharmaceutical products involving reproductive technology (including infertility treatment) in humans (the “Field”). Ferring is responsible, at its own cost, for all commercialization activities for the Licensed Product in the Field in the Territory. The Company does retain a limited exception to the exclusive license granted to Ferring allowing us, subject to certain restrictions, to establish up to five clinics that will commercialize the INVO Procedure in the Territory. We retain all commercialization rights for the Licensed Product outside of the United States.

Under the terms of the Distribution Agreement, Ferring made an initial payment to us of $ million upon the completion of certain closing conditions, which included an agreement from all current manufacturers of the Licensed Product that Ferring would have the right to assume a direct purchase relationship with such manufacturers upon a material supply default us. The Distribution Agreement transaction closed on January 14, 2019. Ferring is obligated to make a milestone payment to us of $3 million if we are successful in obtaining a five (5) day label enhancement from the FDA for the current incubation period for the Licensed Product at least three (3) years prior to the expiration of the term of the license for the Licensed Product, provided that Ferring has not previously exercised its right to terminate the Distribution Agreement. In addition, under the terms of a separate Supply Agreement, Ferring is obligated to pay us a specified supply price for each Licensed Product it purchases for distribution.

The Distribution Agreement has an initial term expiring on December 31, 2025 upon which it may be terminated by the Company if Ferring fails to generate specified minimum revenues to the Company from the sale of the Licensed Product during the final two years of the initial term. Provided that no such termination occurs at the end of the initial term, thereafter the term of the Distribution Agreement will automatically be renewed for successive three (3) years terms unless terminated by mutual consent. The Distribution Agreement is subject to termination upon a material breach by either party, or by Ferring for convenience. In addition, if the closing under the Distribution Agreement does not occur within seventy-five (75) days, a non-breaching party may elect to terminate the Distribution Agreement.

The INVOcell Technology

Our product, the INVOcell, is the first in vivo Intravaginal Culture (IVC) system granted FDA clearance in the United States. Our novel device and procedure provide a more natural, safe, effective and economical fertility treatment than other treatments available in today’s marketplace, including IVF.  The patented INVOcell device is used for the incubation of eggs and sperm during fertilization and early embryo development. Unlike conventional infertility treatments such as IVF where the eggs and sperm develop into embryos in a laboratory incubator, the INVOcell utilizes the women’s vagina as an incubator to support a more natural fertilization and embryo development environment, and infertility treatment. The device promotes in vivo conception for early embryo development. In clinical studies, the INVO Procedure produced substantially equivalent efficacy and pregnancy rates to traditional IVF treatments.

The INVOcell system consists of the following components:

The INVOcell Culture Device is used in preparing, holding, and transferring human gametes or embryos during In Vitro Fertilization/Intravaginal Culture (IVF/IVC) and Intra-cytoplasmic Sperm Injection Fertilization/Intravaginal Culture (ICSI/IVC) procedures. The INVOcell Culture Device is positioned in the INVOcell Retention Device prior to placement in the patient’s vaginal cavity.

The INVOcell Retention Device is used in conjunction with the INVOcell Culture Device to aid in retention of the INVOcell Device in the vaginal cavity during the incubation period. The INVOcell Culture Device is positioned in the INVOcell Retention Device prior to placement in the patient’s vaginal cavity.

During an INVO Procedure, the patient undergoes a mild ovarian stimulation cycle. Once the eggs are retrieved and sperm is collected, they are placed into the single use INVOcell Culture. Sperm collection and preparation generally occur before egg retrieval.  Culture medium is placed in the inner vessel of the INVOcell Culture Device.  Eggs and a low concentration of motile sperm are placed into the medium and the inner vessel is closed and secured in the protective outer vessel.  The INVOcell Culture Device is then immediately positioned in the upper vaginal cavity for incubation, where natural fertilization and early development of the embryos take place for a period of 3-5 days. The INVOcell Retention Device can be used to maintain the INVOcell Culture Device in the vagina during the incubation period.  The INVOcell Retention Device consists of a diaphragm type device with holes in the membrane to allow natural elimination of vaginal secretions.  The INVOcell Retention Device is designed so that no vaginal fluids penetrate the outer vessel thus ensuring that the inner vessel is not contaminated while allowing the necessary CO2 for fertilization to pass through.

After the 3 to 5 day incubation period, the patient returns to the physician’s office where the INVOcell retention Device and the INVOcell Culture Device are removed.  The protective outer vessel is discarded, and the contents of the inner vessel are placed into a petri plate an embryologist can evaluate the best embryos for transfer.  The embryos to be transferred are aspirated into a standard transfer catheter for transfer into the patient’s uterus.  The INVO procedures can be performed in a physician’s office furnished with the necessary equipment.

THE OFFERING

Common Stock being offered	2,035,000 shares of common stock, par value $0.0001 per share (“Common Stock”)

Offering Price	per share

Common Stock outstanding	4,953,910 shares (as of November 6, 2020)

Use of Proceeds

We estimate that the net proceeds to us from the sale of shares in this offering, after deducting underwriting discounts and offering expenses payable by us, will be approximately $        million. Our net proceeds will increase by approximately $          if the underwriters’ over-allotment option is exercised in full. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, which may include potential investments and acquisitions. See “Use of Proceeds.”

Conflict of Interest

Trent Davis is a member of our board of directors. He is also the Chief Executive Officer of Paulson Investment Company, LLC (“Paulson”). Paulson is a co-managing underwriter in this offering. Because of this relationship, Paulson is deemed to have a conflict of interest under Rule 5121 of the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), which we refer to as “Rule 5121.” Accordingly, this offering will be conducted in accordance with Rule 5121. For more information, please refer to “Underwriting – Conflict of Interest.”

Dividend policy

We intend to retain all earnings for the foreseeable future for use in the operation of our business. Consequently, we do not anticipate paying any cash dividends on our common stock for the foreseeable future.

Risk Factors

Investing in our securities involves a high degree of risk. For a discussion of factors to consider before deciding to invest in shares of our Common Stock, you should carefully review and consider the “Risk Factors” section of this prospectus.

OTCQB Marketplace symbol; Listing Application

Our common stock is currently listed on the OTCQB Marketplace under the symbol “INVO.” A "D" has been placed on the INVO Bioscience ticker symbol, INVO, for 20 business days starting on November 9, 2020 to alert the public of the 5-8 reverse stock split effectuated on November 9, 2020). We have applied to list our common stock on the NASDAQ Capital Market under the symbol “INVO.”

The number of shares of our common stock to be outstanding immediately following this offering as shown above is based on 4,937,660 shares of our common stock outstanding on June 30, 2020 and excludes:

•	425,821 shares of our common stock reserved for issuance under stock option agreements issued pursuant to our 2019 Stock Incentive Plan at a weighted average exercise price of $7.92 per share;

•	310,788 shares of our common stock reserved for future issuance under our 2019 Stock Incentive Plan;

•	537,101 shares of our common stock reserved for future issuance under our Notes; and

•

544,284 shares of our common stock reserved for future issuance under our Unit Purchase Options and underlying warrants issued in connection with the Notes as well as warrants issued to out placement agent and selling agent in connection with our offering of Notes.

Except as otherwise noted, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares of common stock.

Risk Factors

Investing in our shares of common stock involves a high degree of risk.  Before making an investment decision, you should carefully consider all of the risks described in this prospectus.  If any of the risks discussed in this prospectus or additional risks that are not presently known to us or that we currently consider immaterial actually occur, our business, financial condition and results of operations could be materially and adversely affected, the price of our shares could decline significantly, and you might lose all or a part of your investment.  The risk factors described below are not the only ones that may affect us.  Our forward-looking statements in this prospectus are also subject to the following risks and uncertainties.  In deciding whether to purchase our shares, you should carefully consider the following factors, among others, as well as the other information contained in this prospectus.

Risks Relating to Our Business

Our business has posted net operating losses, has a limited operating history, and needs additional capital to grow and finance its operations.

From the inception of our consolidated subsidiary BioXcell Inc. on January 5, 2007 through December 31, 2019, we had an accumulated net loss of $23,888,766.  We have a limited operating history and function essentially as an early-stage operation.  We will continue to be dependent on access to additional capital or generating positive operating cash flow primarily through increased sales in order to finance the growth of our operations.  Continued net operating losses together with limited working capital make investing in our common stock a high-risk proposal.  Our limited operating history may make it difficult for management to provide effective insight into future activities, marketing costs, and customer acquisition and retention. This could lead to INVO missing targets for the achievement of profitability, which could negatively affect the value of your investment.

We require additional capital to continue as a going concern and to continue executing our business plan, which if not obtained could result in a need to curtail operations.

As reflected in the accompanying financial statements for the year ended December 31, 2019, we continue to make progress in the commercialization of our INVOcell device, although revenues are not yet sufficient to cover our current operating expenses. For the year ended December 31, 2019 we had a net loss of $2,167,544, working capital of $42,330, a stockholder deficiency of $3,713,595 and cash provided by operations of $1,370,513. For the six months ended June 30, 2020 we had a net loss of $2,767,373, working capital of $420,079, a stockholder deficit of $3,598,164 and cash used in operations of $2,014,414. In the last three quarters of 2019 we have had net cash used in operations and we expect to continue to have net cash used in operations. As a result, there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital in order to implement our current business plan. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

We require additional funding to meet our future growth and capital expenditure requirements.  To execute on our long term business plan successfully, we will need to raise additional money in the future in order to fund our business expansion, which will include adding personnel.  Our rate of growth and our ability to undertake additional projects will be determined by the amounts of funds raised.  No assurance can be given that we will be successful in raising capital in the amounts or rate needed, or that such capital, if available, will be available on terms acceptable to us.  If we are not able to raise additional capital at the rate and in the amounts needed, our business will likely be impacted for the long term.

On November 12, 2018, we entered into a Distribution Agreement with Ferring International Center S.A. (“Ferring”) pursuant to which we granted Ferring exclusive licensing rights in the United States along with the right to sublicense the Company’s INVOcell culture device together with the retention device. Under the terms of the Distribution Agreement, we received an initial $5 million cash payment upon the closing of the transaction, which occurred on January 14, 2019. We used a portion of this payment to pay previous liabilities and fund general operations and had approximately $1.238 million in cash at the end of the 2019.  Under the terms of the Distribution Agreement, we are entitled to receive an additional $3 million payment upon successful procurement of a five (5) day label enhancement from the FDA for the current incubation period for the Licensed Product at least three (3) years prior to the expiration of the term of the license for the Licensed Product and provided further that Ferring has not previously exercised its right to terminate the Distribution Agreement.  There can be no assurance that we will successfully complete the milestone required to receive this $3 million payment. Additionally, there are no assurances the upcoming capital infusion will be sufficient to meet our long-term needs.

Based on our projected cash needs, we will be dependent on generating sufficient sales, entering into new distribution agreements, achieving the Distribution Agreement milestone or raising additional debt or equity capital to support our operations over the next 12 months.  No assurance can be given that we will meeting the Distribution Agreement milestone or be successful in raising capital in the amounts or at the rates required to continue operations, or that such capital, if available, will be available on terms acceptable to us. If we are not able to meet the Distribution Agreement milestone or otherwise raise additional capital at the rate and in the amounts needed, our business may be significantly impacted, which could materially adversely affect the value of your investment.

Our auditors have issued a going concern opinion, and we will not be able to achieve our objectives and will have to cease operations if we cannot adequately fund our operations.

Our auditors issued a going concern opinion in connection with the audit of our annual financial statements for the fiscal year ended December 31, 2019. A going concern opinion means that there is substantial doubt that the company can continue as an ongoing business for the next 12 months. In addition, the inclusion of an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern and our lack of cash resources may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties. There is no assurance that we will be able to adequately fund our operations in the future.

Our business is subject to significant competition.

The infertility industry is highly competitive and characterized by well entrenched and long-standing practices as well as technological improvements and advancements.  New assisted reproductive technology (“ART”) services, devices and techniques may be developed that may render the INVOcell Procedure obsolete.  Competition in the areas of infertility and ART services is largely based on pregnancy rates and other patient outcomes.  Accordingly, the ability of our business to compete is largely dependent on our ability to achieve adequate pregnancy rates and patient satisfaction levels.  Our business operates in highly competitive areas that are subject to change.  New health care providers and medical technology companies entering the market may reduce our market share, patient volume and growth rates, and could force us to alter our planned pricing.  Additionally, increased competitive pressures may require us to commit more resources to our marketing efforts, thereby increasing our cost structure and affecting our ability to achieve, or the timing of achieving, profitability. There can be no assurance that the Company will be able to compete effectively nor can there be any assurance that additional competitors will not enter the market. Such competition may make it more difficult for the Company to enter into additional contracts with fertility clinics or open profitable INVOcell clinics.

Under the terms of 2018 Distribution Agreement, Ferring is currently handling all sales and marketing activities for the U.S. market. The Distribution Agreement provides that we will be allowed to initially open and operate five (5) dedicated INVO clinics. There can be no assurances Ferring’s or our commercial activities will be successful. Additionally, pursuant to the Distribution Agreement, Ferring will have the ability to elect to distribute and commercialize competitive products. The development and commercialization of such competitive products could reduce our U.S. market share. Ferring may also terminate the Distribution Agreement at any time without cause, which termination may have a material adverse impact on our domestic commercial activities.

We are subject to risks associated with doing business globally.

Our operations, both inside and outside the United States, are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. Our operations outside the United States are subject to special risks and restrictions, including, without limitation:  fluctuations in currency values and foreign-currency exchange rates; exchange control regulations; changes in local political or economic conditions; governmental pricing directives; import and trade restrictions; import or export licensing requirements and trade policy; restrictions on the ability to repatriate funds; and other potentially detrimental domestic and foreign governmental practices or policies affecting U.S. companies doing business abroad, including the U.S. Foreign Corrupt Practices Act and the trade sanctions laws and regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control. Acts of terror or war may impair our ability to operate in particular countries or regions, and may impede the flow of goods and services between countries. Customers in weakened economies may be unable to purchase our products, or it could become more expensive for them to purchase imported products in their local currency, or sell at competitive prices, and we may be unable to collect receivables from such customers. Further, changes in exchange rates may affect our net earnings, the book value of our assets outside the United States and our stockholders’ equity. Failure to comply with the laws and regulations that affect our global operations could have an adverse effect on our business, financial condition or results of operations.

Failure to comply with the United States Foreign Corrupt Practices Act or similar laws could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies, including their suppliers, distributors and other commercial partners, from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the countries in which we distribute products. We have adopted formal policies and procedures designed to facilitate compliance with these laws. If our employees or other agents, including our distributors or suppliers, are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We need to manage growth in operations, and we may not be successful in implementing our growth strategy.

In order to maximize potential growth in our current and potential markets, we believe we must expand the scope of our services in the medical device/bioscience industry.  We also intend to seek additional market avenues to increase the adoption of INVOcell, which includes helping to establish stand-alone INVO-only clinics and attempting to bring the technology into the existing OB/Gyn infrastructure. Such expansion will place a significant strain on our management, operational and sales systems. As a result, we plan to continue to improve our INVOcell technology, operating procedures and management information systems.  We will also need to effectively train, motivate and manage our employees.  Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating revenues at the levels we expect.

Many factors including, but not limited to, increased competition from similar businesses, unexpected costs, costs associated with marketing efforts and maintaining a strong client base may interfere with our ability to expand successfully.  Our inability to implement our internal strategy successfully may have a negative impact on our growth, future financial condition, results of operations and/or cash flows.

Our products incorporate intellectual property rights developed by us that may be difficult to protect or may be found to infringe on the rights of others.

While we currently own U.S. and international patents, these patents may be challenged, invalidated or circumvented. In addition, the rights granted under these patents may not provide the competitive advantages we currently anticipate.  Certain countries, including the United States or Europe, could place restrictions on the patentability of various medical devices which may materially affect our business and competitive position.  In addition to relying on patent, copyright and trademark laws, we also utilize a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements to protect our intellectual property rights.  However, these measures may not be adequate to prevent or deter infringement or other misappropriation.  Further, our intellectual property rights may be found to infringe on intellectual property rights of third parties.  Moreover, we may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce our proprietary rights.  Existing laws of some countries in which we conduct business offer only limited protection of our intellectual property rights, if at all.  As the number of market entrants as well as the complexity of the technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases.

We may be forced to defend our intellectual property rights from infringement through expensive legal action.

Third parties may in the future assert claims against us alleging infringement on their intellectual property rights.  Defending such claims may be expensive and time consuming and may divert the efforts of our management and/or technical personnel.  Because of litigation, we could be required to pay damages and other compensation, develop non-infringing products or enter into royalty and/or licensing agreements.  In addition, we cannot be certain that any such licenses will be made available to us on commercially reasonable terms.

We regard our trade secrets, patents and similar intellectual property as critical to our successful operations.  To protect our propriety rights, we rely on intellectual property and trade secret laws, as well as confidentiality and license agreements with certain employees, customers and third-parties. No assurance can be given that our intellectual property will not be challenged, invalidated, infringed or circumvented. If necessary, we intend to defend our intellectual property rights from infringement through legal action, which could be very costly and could adversely affect our ability to achieve and maintain profitability.  Our limited capital resources could put us at a disadvantage if we are required to take legal action to enforce our intellectual property rights.

We face potential liability as a provider of a medical device.  These risks may be heightened in the area of artificial reproduction.

The provision of medical devices entails the substantial risk of potential tort injury claims.  We do not engage in the practice of medicine or assume responsibility for compliance with regulatory requirements directly applicable to physicians.  We do not currently utilize product liability insurance to provide coverage against potential tort injury claims. Even in the event that we do obtain product liability insurance, there can be no assurance such coverage will provide adequate protection against any potential claims. Additionally, there is no assurance we will be able to obtain such insurance on commercially reasonable terms in the future.  Furthermore, any claim asserted against us could generate costly legal fees, consume management’s time and resources, and adversely affect the Company’s reputation and business, regardless of the merit or eventual outcome of such claim.

There are inherent risks specific to the provision of infertility and ART services.  For example, the long-term effects on women of the administration of fertility medication, integral to most infertility and ART services, are of concern to certain physicians and others who fear the medication may prove to be carcinogenic or cause other medical problems.  Additionally, any ban or other limitation imposed by the FDA or other foreign regulatory department on fertility medication and services could have a material adverse effect on our business. Any such action would likely adversely affect the value of your investment.

If we fail to maintain adequate quality standards for our products, our reputation and business may be adversely affected and harmed.

Our customers expect that our products will perform as marketed and in accordance with industry standards.  We rely on third-party manufacturing companies and their packaging processes in connection with the production of our products.  A failure to maintain product quality standards in accordance with our customer’s expectations could result in the loss of demand for our products.  Additionally, delays or quality lapses in our production lines could result in substantial economic losses to us.  Although we believe that our current quality control procedures adequately address these risks, we may experience occasional or systemic quality lapses in our manufacturing and service operations.  Currently, we have limited manufacturing capabilities as we rely on a single manufacturing provider for our production process. In the event this manufacturer is unable to produce an adequate supply of products at appropriate quality levels, our growth could be limited and our business may be harmed.  If we experience any significant or prolonged disturbance in our quality standards, our business and reputation may be harmed, which may result in the loss of customers, our inability to participate in future customer product opportunities and reduced revenue and earnings.

We heavily rely on third party package delivery services, and a significant disruption in these services or significant increases in prices may disrupt our ability to import or export materials, increase our costs and negatively affect our ability to achieve and maintain profitability.

We ship a significant portion of our products to our customers through independent package delivery companies.  If any of our key third party package delivery providers experience a significant disruption such that any of our products, components or raw materials cannot be delivered in a timely fashion or such that we incur additional shipping costs that we are unable to recoup, our costs may increase and our relationships with certain customers may be adversely affected.  In particular, if our third-party package delivery providers increase prices and we are not able to find comparable alternatives or adjust our delivery network, our profitability could be adversely affected.

We may not be able to develop or continue our business if we fail to retain key personnel.

We substantially rely upon the efforts and abilities of our executive management and directors. The loss of any of our executive officers and/or directors could potentially have a material adverse effect on our business, operations, revenues and/or prospects. If one or more of these persons were to become unable or unwilling to continue in their present position, we may not be able to replace them in a timely manner, if at all.  We do not maintain key man life insurance on the lives of any the Company’s executive management or directors.

We will need additional, qualified personnel in order to expand our business.  Without additional personnel, we will not be able to expand our business.

Expanding our business requires increasing the number of persons engaged in activities for the sale, marketing, administration and delivery of our products as well as clinical training personnel for the proper training of the INVO Procedure.  Upon receiving sufficient additional funding, we plan to hire employees in these areas.  Our ability to attract and hire personnel to fulfill these efforts is dependent on our ability to secure sufficient additional funding. However, there is no assurance we will able to obtain sufficient funding in the future necessary to attract and retain potential employees with the proper background and training matching the skills required for the positions. In addition, even if we are able to secure sufficient funding, we may not be able to attract personnel who will be able to successfully implement our business operations and growth strategy in the manner that we currently anticipate.

Currency exchange rate fluctuations may affect the results of our operations.

We intend to distribute our INVOcell product internationally with all sales, domestic and international, in U.S. dollars.  Additionally, as we expand our international footprint with joint ventures, these joint ventures will likely have a functional currency based on their location and as a result, if we are required to consolidate these financial results may create currency fluctuations. As a result, our operations could be impacted by fluctuations in currency exchange rates, although we attempt to mitigate such risk by invoicing only in US dollars. In spite of this, our operations may still be negatively impacted by foreign currency exchange rates in the event the US dollar strengthens and the local currency where the product is being sold weakens. In the event such international patients are unable to afford the associated increase costs, international doctors and clinics may not be able to offer the INVOcell product and procedure. Additionally, as an international business we may be susceptible to adverse foreign currency fluctuations unconnected to the US dollar.

We are subject to risks in connection with changes in international, national and local economic and market conditions.

Our business is subject to risks in connection with changes in international, national and local economic and market conditions, including the effects of global financial crises, effects of terrorist acts and war and global pandemics. Such economic changes could negatively impact infertile couples’ ability to pay for fertility treatment around the world.

We anticipate that international sales will account for an increasingly significant part of our revenue.  As such, we anticipate exposure to additional risks associated with international sales, including:

●	political and economic instability;
●	export controls;
●	changes in international legal and regulatory requirements;
●	United States and foreign government policy changes affecting the product marketability; and
●	changes in tax laws, duties and tariffs.

Any of these factors could have a material adverse effect on our business, results of operations and financial condition.  From 2011 through 2019, we sold products in certain international markets mainly through independent distributors, and we anticipate maintaining a similar sales strategy along with our recent joint venture activity for the foreseeable future.  In the event a distributor fails to meet annual sales goals, we may be required to obtain a replacement distributor, which may be costly and difficult to locate.  Additionally, a change in our distributors may increase costs, and create a substantial disruption in our operations resulting loss of revenue.

We sell directly to Ferring in the U.S., and if we cease selling to Ferring it may be difficult and expensive to find a replacement.

We sell our products directly to Ferring in the United States market, which accounted for 99.7% of total 2019 revenues.  If Ferring fails to meet its milestones, it may be difficult and costly to locate an acceptable substitute partner. The process of searching for an acceptable substitute may divert significant management attention away from executing our commercial growth strategy, which could have a material adverse impact on our business and results of operations.

General business conditions are vulnerable to the effects of epidemics, such as the coronavirus, which could materially disrupt our business.

We are vulnerable to the general economic effects of epidemics and other public health crises, such as the novel strain of coronavirus reported to have surfaced in Wuhan, China in 2019. Due to the recent outbreak of the coronavirus, there has been a curtailment of global travel and business activities. The impact of the epidemic could have a material adverse effect on our business, financial condition and operating results. In particular, our sales and marketing efforts with the INVOcell and INVOcell Procedure could be adversely affected by recently implemented protocols for screening and restricting outside visitors and vendors. The COVID-19 pandemic created substantial disruption within the infertility care marketplace as many clinics ceased performing new procedures for a period of time. We believe that disruption has impacted our key partners, and although it may be temporary in nature and many clinics have already returned to performing new procedures, there can be no assurance that the pandemic will not have long term adverse effects on the industry and our business. Additionally, officially imposed quarantines and self-quarantines could interfere with patients’ ability to see a health care provider and obtain our INVOcell and INVOcell Procedure.

Risks Related to Our Industry

We are subject to significant domestic and international governmental regulation.

Our business is heavily regulated domestically and internationally. In the United States, the FDA and other federal, state and local authorities have implemented various laws and regulations that subject us to civil and criminal penalties, including cease of operations, in the event we fail to comply.  Any such actions could severely curtail our sales and business reputation.  In addition, additional restrictive laws, regulations or interpretations could be adopted, making compliance with such regulations more difficult or expensive.  While we devote substantial resources to ensure our compliance with laws and regulations, we cannot completely eliminate the risk that we may be found non-compliant with all existing legal and regulatory regimes applicable to us.

We believe that the healthcare industry will continue to be subject to increased regulation as well as political and legal action, as future proposals to reform the health care system are considered by Congress and state legislatures. We do not know of, nor do we have any control over, future changes to health care laws and regulations which may have a significant impact on our business.

The FDA regulatory review process is expensive, time-consuming and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our products.

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, approval of a premarket approval (PMA), or issuance of a de novo classification order.  The FDA clearance, de novo classification, and approval processes for medical devices are expensive, uncertain and time-consuming.

Future modifications to the INVOcell that was classified through de novo may require a 510(k) clearance.  We may make changes to the INVOcell without seeking clearance for the modifications if we determine such clearances are not necessary and document the basis for that conclusion. However, the FDA may disagree with our determination or may require additional information, including clinical data, to be submitted before a determination is made, in which case we may be required to delay the introduction and marketing of our modified products, redesign our products, conduct clinical trials to support any modifications, or we may be subject to enforcement actions. In addition, the FDA may not clear the modified INVOcell for the indications that are necessary or desirable for successful commercialization.

There is no assurance that we will be able to obtain the necessary clearances on a timely basis or at all. Further, the FDA may change its policies, adopt additional regulations or revise existing regulations, or take other actions which may impact our ability to modify the INVOcell on a timely basis, and may prevent or delay clearance of future products.  Delays in receipt of, or failure to obtain clearances for any product modifications or future products we may develop would result in delayed or no realization of revenue from such products and in substantial additional costs, which could decrease our profitability.

In addition, we are required to continue to comply with applicable FDA and other regulatory requirements following de novo classification or clearance.  The failure to comply with existing or future regulatory requirements could have a material adverse effect on our business.

Improper marketing and promotion or off-label use of our product could lead to investigations and enforcement by governmental bodies, may harm our reputation and business, and could result in product liability suits.

If the FDA or any foreign regulatory entity determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions.  These enforcement actions could include, for example, a warning letter or untitled letter, injunction, seizure, civil fine or criminal penalties. We cannot, however, prevent a physician from using the INVOcell off-label, when in the physician’s independent professional medical judgement he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use the INVOcell off-label, or the INVOcell may not be as effective, which could harm our reputation.

If we fail to comply with the FDA’s Quality System Regulation (“QSR”) or comparable EU requirements, the FDA or EU competent authorities could take various enforcement actions, including halting our manufacturing operations, and our business would suffer.

In the United States, as a manufacturer of a medical device, we are required to demonstrate and maintain compliance with the FDA’s QSR. The QSR covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of medical devices. The FDA enforces the QSR through periodic inspections and unannounced “for cause” inspections. Outside the United States, our products and operations are also required to comply with national requirements and also standards set by industrial standards bodies, such as the International Organization for Standardization. Foreign regulatory bodies may evaluate our products or the testing that our products undergo against these standards. The specific standards, types of evaluation and scope of review differ among foreign regulatory bodies. Our failure to comply with FDA or foreign quality requirements, or failure to take satisfactory and prompt corrective action in response to an adverse inspection, could result in enforcement actions, including a warning letter, adverse publicity, a shutdown of or restrictions on our manufacturing operations, a recall or seizure of our products, fines, injunctions, civil or criminal penalties, or other sanctions, any of which could cause our business and operating results to suffer.

We are subject to continuing regulation by the FDA, and failure to comply may materially harm our business.

We are subject to Medical Device Reporting, or MDR, regulations, which require us to report to the FDA if we become aware of information that reasonably suggests our product may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device we market would likely cause or contribute to a death or serious injury if the malfunction were to recur.  We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event.  If we fail to comply with our medical device reporting obligations, the FDA could issue warning letters or untitled letters, take administrative actions, commence criminal prosecution, impose civil monetary penalties, request or require a product recall, seize our products, or delay the clearance of our future products.  We must report corrections and removals to the FDA where the correction or removal was initiated to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug, and Cosmetic Act, or FDCA, caused by the device that may present a risk to health.

Our failure to comply with these or other applicable regulatory requirements could result in enforcement actions by the FDA which may include untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties; customer notifications or repair, replacement or refunds; and criminal prosecution.

Our products are generally subject to regulatory requirements in foreign countries in which we sell those products. We will be required to expend significant resources to obtain regulatory approvals or clearances of our products, and there may be delays and uncertainty in obtaining those approvals or clearances.

In order to sell our products in foreign countries, generally we must obtain regulatory approvals and comply with the regulations of those countries. These regulations, including the requirements for approvals or clearances and the time required for regulatory review, vary from country-to-country.

The EU requires that manufacturers certify compliance of medical devices with Council Directive (93/42/EEC) (“MDD”), as amended, and affix the CE mark before selling such devices in member countries of the EU (or European Economic Area (EEA)). The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the authorization to affix the CE mark to products, a manufacturer must certify that its product complies with the applicable directive, which may include a requirement to obtain certification that its processes and products meet certain European quality standards.

In May 2017, the EU adopted Regulation (EU) 2017/745 (“MDR”), which will repeal and replace the MDD with effect from May 26, 2021. Under transitional provisions, medical devices with notified body certificates issued under the MDD prior to May 26, 2021 may continue to be placed on the market for the remaining validity of the certificate, until May 27, 2024 at the latest. After the expiry of any applicable transitional period, only devices that have been CE marked under the MDR may be placed on the market in the EU (or EEA). The MDR includes increasingly stringent requirements in multiple areas, such as pre-market clinical evidence (some of which are now in effect), review of high-risk devices, labeling and post-market surveillance. Under the MDR, pre-market clinical data will now be required to obtain CE Mark approval for high-risk, new and modified medical devices. We believe these new requirements have the potential to be expensive and time-consuming to implement and maintain.

Complying with and obtaining regulatory approval in foreign countries, including compliance with the MDR, have caused and will likely continue to cause us to experience more uncertainty, risk, expense and delay in commercializing products in certain foreign jurisdictions, which could have a material adverse impact on our net sales, market share and operating profits from our international operations.

Our planned additional clinical trial may prove unsuccessful.

We plan to conduct an additional clinical trial related to the expansion of INVOcell’s indications to include 5-day incubation.  While we anticipate a positive outcome of this clinical trial, an unsuccessful trial could adversely impact our ability to receive FDA clearance for the particular indication and product being tested, impact our ability to expand into potential markets, and delay or eliminate our ability to receive the $3 million milestone payment under the Ferring agreement.

Our revenues and operating results could fluctuate significantly from quarter to quarter, which may cause our stock price to decline.

Since our inception, we have recognized minimal revenue.  Our results from year-to-year and from quarter-to-quarter have, and are expected to continue to, vary significantly based on ordering cycles of distributors and partners.  As a result, we expect period-to-period comparisons of our operating results may not be meaningful as an indication of our future performance for any future period.

Changes in the healthcare industry may require us to decrease the selling price for our products or could result in a reduction in the available market size.

Governmental and private sector initiatives in the U.S. and abroad involving trends toward managed healthcare and cost containment could place an emphasis on our ability to deliver more cost-effective medical therapies.  The development of other cost-effective devices could adversely affect the prices and/or sales of our products in the future.  Companies in the healthcare industry are subject to various existing and proposed laws and regulations, in both domestic and international markets, regulating healthcare pricing and profitability. Additionally, there have been third-party payer initiatives to challenge the prices associated with medical products, which if successful, could affect our ability to sell products on a competitive basis in the future.

In the United States, there has been a trend of consolidation among healthcare facilities and purchasers of medical devices, allowing such purchasers to limit the number of suppliers from whom they purchase medical products. As result, it is unknown whether such purchasers will decide to stop purchasing our products or demand discounts on our prices.  Any pressure to reduce our product prices in response to these industry trends and the decrease in market size could adversely affect our anticipated revenues and profitability of our sales, creating a material adverse effect on our business.

We may not be able to get the INVOcell and INVO Procedure covered for insurance reimbursement.

As of the date hereof, the INVOcell and INVO Procedure are generally not covered for insurance reimbursement.  However, there are aspects of the procedure that are the same as done in IVF and may eligible for reimbursement.   We intend to seek reimbursement coverage where applicable for our device and procedure. However, there is no guarantee that we will be successful and such failure could have a material adverse effect on our business, financial condition and results of operations.

Recent economic trends could adversely affect our financial performance.

Economic downturns and declines in consumption in the healthcare market may affect the levels of both our sales and profitability.  If a downturn in economic conditions occurs, or if there is deterioration in financial markets and major economies, our financial performance could be adversely affected.  The tightening of credit in financial markets may adversely affect the ability of our customers and suppliers to obtain financing, which could result in a decrease in, or deferrals or cancellations of, the sale of our products and services.  In addition, weakening economic conditions may result in a decline in spending for ART and fertility assistance that could adversely affect our business operations and liquidity.  We are unable to predict the likely duration and severity of any disruption in the domestic and global financial markets.

Recent health trends could adversely affect our financial performance.

Disease outbreaks and epidemics affecting human health could have a negative impact on our future business operations. While the coronavirus pandemic has significantly depressed worldwide and domestic economic activity, causing significant disruptions in market activities, our ability to sell INVOcell products could also be adversely affected by an outbreak of certain diseases, such as the Zika virus outbreak, that affect women’s health and even more particularly pregnant woman’s health. Such outbreaks and epidemics could reduce the demand for ART services including INVO, which ultimately will impact the Company’s sales and business operations.

Social media platforms present risks and challenges.

The unauthorized use of certain social media vehicles could result in the improper collection and/or dissemination of personally identifiable information causing brand damage and various legal implications. In addition, negative or inaccurate social media posts or comments about the Company on any social networking site could damage the Company’s brand, reputation, and goodwill.

Risks Related to Our Common Stock

The significant number of common shares issuable upon conversion of outstanding notes could adversely affect the trading price of our common shares.

The sale of substantial amounts of our common stock at any particular time could cause the trading price of our common stock to decline significantly. There are 606,756 shares of common stock eligible to be issued under the Notes issued in the Private Placement. If our existing stockholders sell substantial amounts of our common stock, including the shares issued upon the conversion of the Notes, in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

The significant number of common shares registered for resale pursuant to the registration statement and common shares issuable upon conversion of outstanding notes could adversely affect the trading price of our common shares.

The sale of substantial amounts of our common stock at any particular time could cause the trading price of our common stock to decline significantly. In July 2020, we registered 1,220,722 shares of common stock issuable under convertible notes, units and warrants and on September 16, 2019, we registered 1,278,328 shares of common stock for resale. If our existing stockholders sell substantial amounts of our common stock under either registration statement, including the shares issued upon the conversion of the notes, in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

Our common stock is subject to risks arising from restrictions on reliance on Rule 144 by shell companies or former shell companies.

Under a Securities and Exchange Commission (“SEC”) rule known as “Rule 144”, a person who has beneficially owned restricted securities of an issuer and who is not an affiliate of that issuer may sell them without registration under the Securities Act provided that certain conditions have been met. However, Rule 144 is unavailable for the resale of securities issued by an issuer that is a shell company or that has been at any time previously a shell company. The SEC defines a shell company as a company that has no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. The Company is a former shell company.

The SEC has provided an exception to this unavailability if and for as long as the following conditions are met: (a) the issuer of the securities that was formerly a shell company has ceased to be a shell company; (b) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (c) the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable during the preceding 12 months, other than certain Current Reports on Form 8-k; and (d) at least one (1) year has elapsed form the time the issuer filed current comprehensive disclosure with the SEC reflecting its status as an entity that it is not a shell company.

Because of our prior history as a shell company, stockholders who receive our restricted securities will only be able to sell them pursuant to Rule 144 without registration for only as long as we continue to meet the requirements set forth above. No assurance can be given that we will meet these requirements going forward. Furthermore, any non-registered securities we sell in the future or issue will have limited or no liquidity until and unless such securities are registered with the SEC and/or until we comply with the foregoing requirements.

As a result, it may be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the SEC, which could require the Company to deploy additional resources. In addition, if we are unable to attract additional capital, it could have an adverse impact on our ability to implement our business plan and/or sustain our operations. Our status as a former “shell company” could prevent us from raising additional funds to develop additional technological advancements, which could cause the value of our securities to decline in value.

A significant portion of the ownership of our common stock is concentrated in a small number of investors, some of whom are affiliated with our board of directors and management.

Our management and board of directors own approximately 8% of the Company’s issued and outstanding shares of common stock. By virtue of such holdings, they have the ability to exercise significant influence over the Company’s business and affairs, including matters requiring approval by our stockholders including but not limited to the following actions:

●	the election of the board of directors;
●	amending the Company’s Articles of Incorporation or bylaws; and
●	approving a merger, sale of assets, or other corporate transaction.

As a result, the Company’s stock ownership profile may discourage a potential acquirer from seeking to acquire shares of our common stock, which in turn could reduce our stock price.

Our directors have the right to authorize the issuance of shares of our preferred stock and additional shares of our common stock.

Our directors, within the limitations and restrictions contained in our Articles of Incorporation and without further action by our shareholders, have the authority to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and the relative conversion and voting rights, and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series.  While our board of directors has no present intention of issuing shares of preferred stock, we may seek to raise capital through the sale of our securities and may issue shares of preferred stock in connection with a particular investment.  Any issuance of shares of preferred stock could adversely affect the rights of holders of our common stock.

Should we issue additional shares of our common stock, each investor’s ownership interest in our stock would be proportionally reduced.

We are subject to the reporting requirements of U.S. federal securities laws, which can be expensive.

We are a public reporting company and, accordingly subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002. We are required to prepare and file annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports. Compliance with such reporting requirements is both time-consuming and costly for us. We may need to hire additional financial reporting, internal control, and other finance personnel in order to develop and implement appropriate internal controls and reporting procedures.

In addition, the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules implemented by the SEC and the securities exchanges, require certain corporate governance practices for public companies. Our management and other personnel have devoted and expect to continue to devote a substantial amount of time to public reporting requirements and corporate governance. These rules and regulations have significantly increased our legal and financial compliance costs and made some activities more time-consuming and costly. If these costs are not offset by increased revenues and improved financial performance, our financial condition and results of operations may be materially adversely affected. These rules and regulations also make it more difficult and more expensive for us to obtain director and officer liability insurance in the future. Additionally, we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified personnel to serve on our board of directors or as executive officers.

Failure to comply with internal control requirements could lead to loss of public confidence in our financial statements and negatively impact our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to conduct an annual management assessment of the effectiveness of our internal controls over finical reporting.  If we fail to timely develop our internal controls, and management is unable to make this assessment, or, once required, if the independent registered public accounting firm cannot timely attest to this assessment, we could be subject to regulatory sanctions. As a result, a loss of public confidence in our financial controls and the reliability of our financial statements may develop ultimately negatively impacting our stock price and our ability to raise additional capital when and as needed.

Although the Company has limited resources and limited number of employees, management concluded that, as of December 31, 2019, our internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The indemnification rights provided to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against its directors, officers and employees.

Our Articles of Incorporation and applicable Nevada law provide for the indemnification of our directors, officers, employees. The foregoing indemnification obligations could result in us incurring substantial expenditures to cover the costs of settlement or damage awards against directors, officers and employees, which we may be unable to recoup. These provisions and resultant costs may also discourage us from brining a lawsuit against out directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our stockholders against our directs or officer even though such actions, if successful, might otherwise benefit us and our stockholders.

Our shares of common stock are thinly traded, and the price may not reflect our value; there can be no assurance that there will be an active market for our shares now or in the future.

We have a trading symbol for our common stock (“INVO”), which permits our shares to be traded on the OTCQB. Our shares of common stock are thinly traded on the OTCQB, and as such the price, if traded, may not accurately reflect the actual value of our equity at the time of the trade.  There can be no assurance that there will be an active market for our shares of common stock either now or in the future.  The market liquidity will be dependent on, among other things, the perception of our operating business and any steps that our management might take to bring us to the awareness of investors.  There can be no assurance given that there will be any awareness generated or, if given, that it will be positive.

Consequently, investors may not be able to liquidate their investment or may be able to liquidate it only at a price that does not reflect the value of the business.  If a more active market should develop, the price may be highly volatile.  Due to the possibility of our common stock being priced lower than its actual value, many brokerage firms may not be willing to effect transactions in the securities.  Even if an investor finds a broker willing to effect a transaction in the shares of our common stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price.

Our failure to meet the continued listing requirements of the NASDAQ Capital Market could result in a delisting of our common stock.

If we are successful in having our shares of common stock listed on the NASDAQ Capital Market, we will be required to satisfy the continued listing requirements. If we fail to satisfy the continued listing requirements of the NASDAQ Capital Market, such as the corporate governance requirements or the minimum closing bid price requirement, NASDAQ may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock, and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we would take actions to restore our compliance with NASDAQ’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with NASDAQ’s listing requirements.

Shareholders may be diluted significantly through our efforts to obtain financing and from issuance of additional shares of our common stock, including such issuances of shares for services.

To satisfy certain financial obligations, we have issued and may continue to issue shares of our common stock and we have incurred and may continue to incur debt, which may be convertible into shares of our common stock.  We may attempt to raise capital by selling shares of our common stock, possibly with warrants, which may be issued or exercised at a discount to the market price for our common stock.  These actions would result in dilution of the ownership interests of existing shareholders, and may further dilute the common stock book value, and that dilution may be material.  Such issuances may also serve to enhance existing management’s ability to control INVO as the shares may be issued to our officers, directors, new employees, or other related parties.

We have convertible notes outstanding, which could give rise to additional issuances of our common stock, potential dilution of ownership to existing stockholders and volatility in the price of our securities.

We issued $3,494,840 of Notes in the Private Placement which are convertible into 606,756 shares of our common stock. In the event the Notes are converted into shares of common stock, the issuance of shares of our common stock upon such conversion will result in dilution of ownership to existing stockholders.

In addition, the Notes contain customary triggering events including but not limited to (i) failure to make payments when due and (ii) our bankruptcy or insolvency. If a triggering event occurs, each holder may require us to redeem all or any portion of the Notes (including all accrued and unpaid interest thereon), in cash. Further, the Notes are secured by the proceeds from the $3 million milestone payment that we are eligible to receive in connection with the Distribution Agreement. The occurrence of a triggering event under the Notes could cause a material adverse effect on our business and results of operations, which could materially reduce the value of your investment.

We are currently involved in a dispute with an existing noteholder over the appropriate value of the notes he holds.

On August 7, 2019, the Company sent James Bowdring, a related party, a check in the amount of $65,197 as full and final payment under those certain promissory notes dated April 8, 2011 and November 9, 2011.  On August 8, 2019, Mr. Bowdring’s legal counsel returned the check.  A basis for returning the check was a claim that the interest due under the Notes called for compounded interest and not per annum interest.  In addition, the letter rejecting the tender of the payment in full check alleged Mr. Bowdring was considering a future intention to convert his Promissory Notes into shares of the Company’s common stock.  Mr. Bowdring, through his counsel, indicated that such future intention to convert the Notes to common stock were contingent upon Mr. Bowdring addressing certain personal issues which were not disclosed by his counsel in the correspondence returning the checks.  The Company does not believe that Mr. Bowdring has the right to seek conversion of the Notes once payment for the Notes has been tendered.  In order to resolve the issue of the Company’s tender of payment in full versus Mr. Bowdring’s assertion that he can reject tender and seek conversion, the Company has filed an action in the Suffolk Superior Court in Boston seeking Declaratory Judgment and Judgment for Breach of Contract.

Our common stock may be subject to the “penny stock” rules of the SEC, which will make the shares of our common stock more difficult to sell.

Our shares of common stock are subject to the “penny stock” rules of the Exchange Act. The Exchange Act defines “penny stock” as any equity security that has a market price of less than $5.00 per share, subject to certain restrictions. We anticipate our common stock may continue to be considered a penny stock in the future.

The penny stock rules require broker-dealers to deliver to potential investors a standardized risk disclosure document prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer must also provide the potential investor current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the investor’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the potential investor orally or in writing prior to completing the transaction and must be given to the potential investor in writing before or with the investor’s confirmation.

In addition, the penny stock rules require that prior to a transaction the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of our common stock.  As long as our shares of common stock are subject to the penny stock rules, the holders of such shares of common stock may find it more difficult to sell their securities.

The market for penny stocks has experienced numerous frauds and abuses, which could adversely affect investors in our stock.

We believe that the market for penny stocks has suffered from patterns of fraud and abuse.  We believe that many of these abuses have occurred with respect to the promotion of low price stock companies that lacked experienced management, adequate financial resources, an adequate business plan and/or marketable and successful business or product.  Because shares of INVO are penny stocks, the share price for INVO common stock may be adversely affected such frauds and abuses involving other penny stocks.

We do not expect to pay any dividends to shareholders.

To date, we have never declared or paid any dividends to our stockholders. Our board of directors does not intend to distribute dividends in the near future.  The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial conditions, operating and capital requirements, and other factors as the board of directors considers relevant.  There is no assurance that future dividends will be paid to stockholders. In the event dividends are paid to stockholders, there is no assurance with respect to the amount of any such dividend.

We may have difficulty raising necessary capital to fund operations because of the thin market and market price volatility for our shares of common stock.

Throughout 2019 and the first half of 2020, there has been a thin market for our shares, and the market price for our shares has been volatile.  In recent years, the securities markets in the U.S. and around the world have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies.  For these reasons, we expect our shares of common stock may also be subject to volatility resulting from market forces over which we will have no control.  The success of our products and services may be dependent upon our ability to obtain additional financing through debt and equity or other means. The thin market for our shares, and the volatility in the market price for our shares, may adversely affect our ability to raise needed additional capital.

Risks Related to this Offering

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the thin trading volume in our common stock may fluctuate and cause significant price variations to occur. The initial public offering price of our common stock will be determined by negotiation among us and the representative of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following completion of this offering. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

●	quarterly variations in our operating results;
●	operating results that vary from the expectations of securities analysts and investors;
●	change in valuations;
●	changes in the industries in which we operate;
●

announcements by us or companies in our industries of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments, plans, prospects, service offerings or operating results;

●	additions or departures of key personnel;
●	future sales of our securities;
●	developments in the financial markets and worldwide or regional economies;
●	announcements of innovations or new products, solutions or services by us or our competitors;
●	significant sales of our common stock or other securities in the open market;
●	variations in interest rates;
●	changes in accounting principles; and
●	other unforeseen events.

Stock markets in the United States have experienced extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as the global coronavirus pandemic and the associated economic and market disruption, acts of terrorism, prolonged economic uncertainty, a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our common stock.

In the past, stockholders have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If a stockholder were to file any such class action suit against us, we would incur substantial legal fees and our management’s attention and resources would be diverted from operating our business to respond to the litigation, which could harm our business.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, there will be shares of common stock outstanding, or shares outstanding if the underwriters exercise their over-allotment option in full. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of the offering, approximately % of our outstanding common stock (or % if the underwriters exercise their over-allotment option in full) can be resold into the public markets in the future in accordance with the requirements of Rule 144, subject to the lock-up restrictions described below. See “Shares Eligible For Future Sale.”

We and each of our executive officers and directors have agreed with the underwriters, subject to certain exceptions, for a period of days after the date of this prospectus, not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock, or cause a registration statement covering any common stock to be filed, without the prior written consent of Roth Capital Partners. See “Underwriting.”

The market price of our common stock may decline significantly when the restrictions on resale by our affiliates lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

Investors in this offering will suffer immediate and substantial dilution.

The public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share issued and outstanding immediately after this offering. Investors who purchase common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share of common stock immediately prior to this offering. If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $  in the pro forma as adjusted net tangible book value per share, based upon the public offering price of $ per share. See “Dilution.”

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

Our management currently intends to use the net proceeds to us from this offering in the manner described under “Use of Proceeds” and will have broad discretion in the application of the net proceeds to us from this offering. The failure by our management to apply these funds effectively could affect our ability to operate and grow our business.

Use of Proceeds

We estimate that the net proceeds from sale of shares of common stock offered by us will be approximately $ million, after deducting the underwriting discounts and commissions and advisory fee and estimated offering expenses payable by us, based on the assumed public offering price of $____ per share . If the underwriters’ over-allotment is exercised in full, we estimate that our net proceeds will be approximately $_ million, after deducting underwriting discounts and commissions and advisory fee and estimated offering expenses payable by us.

We anticipate that we will use the net proceeds from this offering for our working capital and for other general corporate purposes.

We believe opportunities may exist from time to time to expand our current business through acquisitions or investments. While we have no current agreements, commitments or understandings for any specific acquisitions or investments, we may use a portion of the net proceeds for these purposes.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through at least the next twelve months from the date of this offering.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. Pending our application of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DETERMINATION OF THE OFFERING PRICE

The public offering price of the common stock offered by this prospectus was determined by careful consideration of our management and our board of directors, based upon discussions with our underwriters. In addition, our management and our board of directors considered discussions with, and advice provided by, independent brokers and investors relating to their opinions of the price at which we could succeed in attracting investors for this offering. We cannot provide assurances that we will succeed in attracting any investors at the public offering price of the common stock offered by this prospectus, that the public offering price is in fact reflective of the true value of our common stock, or of us, or that the markets will react positively following any such offers and sales by us of our common stock. See “Underwriting.”

DILUTION

As of June 30, 2020, we had a pro forma net tangible book value of $ (3.6) million or $(0.73) per share, based on 4,937,660 shares of common stock outstanding, pro forma as of June 30, 2020. Pro forma net tangible book value represents our total tangible assets, less all liabilities and intangible assets, divided by the number of shares of common stock outstanding, pro forma. Without taking into account any changes in such net tangible book value after June 30, 2020, other than to give effect to our sale of      million shares of common stock offered hereby at a fixed price of $  per share (assuming no exercise of the underwriters’ over-allotment option), the as adjusted pro forma net tangible book value per share at June 30, 2020 was $          . This amount represents an immediate increase in net tangible book value of $          per share to our current shareholders and an immediate decrease in net tangible book value of $         per share to new investors purchasing shares in this offering.

The table set forth below shows the calculation of the increase in book value to current shareholders and the decrease in offering price to investors in this offering.

Assumed public offering price per share of common stock		$
Pro forma net tangible book value per share at June 30, 2020	$
Increase in pro forma net tangible book value per share attributable to this offering	$
Pro forma as adjusted net tangible book value per share after the offering		$
Dilution per share to investors participating in this offering		$

The above discussion and tables are based on 4,937,660 shares of common stock outstanding on June 30, 2020 and excludes:

•	425,821 shares of our common stock reserved for issuance under stock option agreements issued pursuant to our 2019 Stock Incentive Plan at a weighted average exercise price of $7.92 per share;

•	310,788 shares of our common stock reserved for future issuance under our 2019 Stock Incentive Plan;

•	537,101 shares of our common stock reserved for future issuance under our Notes; and

•

544,284 shares of our common stock reserved for future issuance under our Unit Purchase Options and underlying warrants issued in connection with the Notes as well as warrants issued to out placement agent and selling agent in connection with our offering of Notes.

DIVIDEND POLICY

We do not currently expect to pay dividends on its common stock. The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of our board of directors. The board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in any debt instrument, industry practice, legal requirements, regulatory constraints and other factors that the board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we began paying dividends.

CAPITALIZATION

The following table sets forth cash, cash equivalents, and marketable securities, as well as our capitalization, as of June 30, 2020, as follows:

•        an actual basis;

•        on as adjusted basis to reflect:

•        the sale of $           shares of common stock in this offering at the assumed public offering price of $           per share of common stock;

•        less the 9% underwriting discount and 1% advisory fee. We have agreed to reimburse the representatives of the underwriters, for reasonable out of pocket accountable expenses incurred by the representatives in connection with the offering, including fees and disbursements of their counsel, for up to $100,000; and

•        the application of net proceeds therefrom.

You should read this table in conjunction with our financial statements and related notes included in this prospectus, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2020
	Actual	Adjustments	As Adjusted for new offering
	US$	US$	US$
Cash and cash equivalents	$1,503,951
Total liabilities	$5,903,925

Share capital ( shares of common stock issued and outstanding, actual; shares issued and outstanding, as adjusted for new offering)1	4,937,660
Warrants	$275,517
Accumulated losses	$(26,656,039)
Total shareholders’ equity (deficit)	$(3,598,164)

The above discussion and tables are based on 4,937,660 shares of common stock outstanding on June 30, 2020 and excludes:

•	425,821 shares of our common stock reserved for issuance under stock option agreements issued pursuant to our 2019 Stock Incentive Plan at a weighted average exercise price of $8.05 per share;

•	310,788 shares of our common stock reserved for future issuance under our 2019 Stock Incentive Plan;

•	537,101 shares of our common stock reserved for future issuance under our Notes; and

•	544,284 shares of our common stock reserved for future issuance under our Unit Purchase Options and underlying warrants issued in connection with the Notes as well as warrants issued to out placement agent and selling agent in connection with our offering of Notes.

Price Range of Common Stock

Beginning in 2012, our common stock was quoted on the OTC Pink Tier under the symbol “IVOB”. From July 2018 to March 16, 2020, our common stock was traded on the OTCQB under the same symbol “IVOB” and since March 16, 2020, our common stock has been traded on the OTCQB under the symbol “INVO”. A "D" has been placed on the INVO Bioscience ticker symbol, INVO, for 20 business days starting on November 9, 2020 to alert the public of the 5-8 reverse stock split effectuated on November 9, 2020). The following table sets forth, for the periods indicated, the range of the quarterly high and low closing price information of our common stock as reported by the OTCQB and the OTC Pink Tier for the applicable periods. The OTC Pink Tier prices do not reflect adjustments for retail mark-ups, mark-downs, or commissions and may not necessarily reflect actual transactions. All shares prices have been adjusted to provide for the 1-20 reverse stock split effectuated on May 26, 2020 and the 5-8 reverse stock split effectuated on November 9, 2020.

Fiscal Period	2020		2019		2018		2017		2016
	High	Low	High	Low	High	Low	High	Low	High	Low
First Quarter	13.68	3.62	16.64	12.32	23.94	2.56	12.72	7.68	23.04	11.20
Second Quarter	7.04	2.80	13.92	8.80	26.64	12.48	12.80	8.00	16.64	9.63
Third Quarter	6.60	3.00	12.80	8.00	19.20	8.00	9.60	5.44	12.80	7.36
Fourth Quarter			10.14	5.44	20.16	10.56	8.32	3.87	14.40	6.40

We have applied to list our common stock on the NASDAQ Capital Market under the symbol “INVO.”

On November 6, 2020 the closing high and low bid prices of our common stock on the OTCQB were $5.76 and $5.70 per share, respectively, and there were approximately 171 holders of record of our common stock with 4,953,910 shares issued and outstanding.

To date, we have never declared or paid any cash dividends on our capital stock.  We currently intend to retain any future earnings for funding growth and therefore, do not expect to pay any dividends in the foreseeable future.

There were no repurchases of our equity securities during the year end December 31, 2019 or any subsequent interim period.

Description of Securities

Our authorized capital stock consists of 125,000,000 shares of common stock, $0.0001 par value and 100,000,000 shares of preferred stock, $0.0001 par value. As of November 6, 2020, there were 4,953,910 shares of our common stock outstanding that were held of record by approximately 171 stockholders, and convertible notes to purchase 606,756 shares of common stock were outstanding.

The following description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, both of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Common Stock

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of INVO Bioscience. We have no present plans to issue any shares of preferred stock.

Convertible Promissory Notes and Unit Purchase Options

From May 15, 2020 through July 1, 2020, we issued (i) $3,494,840 of 10% secured convertible promissory notes (the “Notes’) and (ii) Unit Purchase Options (“Purchase Options”) to purchase 303,623 units (each, a “Unit”), at an exercise price of $8.00 per Unit (subject to adjustments). with each Unit exercisable for (A) one share of our Common Stock and (B) a 5-year warrant (the “Warrants”) to purchase one share of our common stock at an exercise price of $9.60 (subject to adjustments). The Notes are convertible at $5.76, subject to adjustment for stock splits, combinations or similar events and anti-dilution provisions, among other adjustments., A Note may not be converted and shares of common stock may not be issued under the Notes if, after giving effect to the conversion or issuance, the holder together with its affiliates would beneficially own in excess of 9.99% of our outstanding ordinary shares. We may prepay the Notes at any time in whole or in part by paying a sum of money equal to 100% of the principal amount to be redeemed, together with accrued and unpaid interest plus a prepayment fee equal to one percent (1%) of the principal amount to be repaid. The Notes are secured by the proceeds from the $3,000,000 milestone payment pursuant to Section 7.2(b) of the Distribution Agreement dated November 12, 2018 between the Obligor and Ferring International Center S.A. (“Ferring”), after such proceeds are actually received by us from Ferring, all pursuant to the terms of a Security Agreement entered into between us and the noteholders under the Securities Purchase Agreement.

Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws and the Nevada Anti-Takeover Provisions

Some provisions of Nevada law and our amended and restated articles of incorporation and bylaws contain provisions that could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Amended and Restated Articles of Incorporation and Bylaws

Our amended and restated articles of incorporation and bylaws provide for the following:

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Preferred Stock. The ability to authorize preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

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Requirements for Advance Notification of Stockholder Nominations. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

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Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by the majority board of directors, the chairman of the board of directors or the chief executive officer.

●	Amendment of Bylaws. Our board of directors have the sole power to amend the bylaws.

Nevada Anti-Takeover Provision

Section 78.438 of the Nevada Revised Statutes (“NRS”) prohibits a publicly held Nevada corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last two years has owned 10% of the outstanding voting stock, for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner, or falls within certain exemptions under the NRS. As a result of these provisions in our charter documents under Nevada law, the price investors may be willing to pay in the future for shares of our common stock may be limited.

Transfer Agent and Registrar

We have engaged the services of Transfer Online, Inc. as our transfer agent and registrar.

Managements Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included in this prospectus. However, these forward-looking statements involve many risks and uncertainties including those referred to herein.  Our actual results could differ materially from those indicated in such forward-looking statements as a result of certain factors, such as those set forth in this prospectus under “Risk Factors”.  We are under no duty to update any of the forward-looking statements after the date of this registration statement to conform these statements to actual results.

Background

We were formed on January 5, 2007 under the laws of the Commonwealth of Massachusetts under the name “Bio X Cell, Inc.” to acquire the assets of Medelle Corporation (“Medelle”). Dr. Claude Ranoux purchased all of the assets of Medelle, and then he contributed those assets, including four patents relating to the INVOcell technology, to Bio X Cell, Inc. upon its formation in January 2007.

On December 5, 2008, Bio X Cell, Inc., doing business as INVO Bioscience, and each of the shareholders of INVO Bioscience entered into a share exchange agreement and consummated a share exchange with Emy’s Salsa AJI Distribution Company, Inc., a Nevada corporation (“Emy’s”). The previous management of Emy’s (our predecessor) determined that it was in the best interests of Emy’s shareholders to agree to the Share Exchange to acquire Bio X Cell, Inc. (d/b/a/ “INVO Bioscience”). Bio X Cell, Inc. had developed patented technology, the INVOcell and the INVO Procedure, designed to be less expensive and an alternative to conventional IVF. As part of the Share Exchange, Emy’s ceased the salsa distribution business and was re-named INVO Bioscience, Inc., and Bio X Cell, Inc. became its wholly owned subsidiary.

The share exchange described immediately above was accounted for as a “reverse merger” because the former Bio X Cell shareholders owned a majority of the outstanding shares of common stock of Emy’s immediately following the share exchange. Bio X Cell was deemed the acquirer in the reverse merger. The financial results included in this prospectus are based on our audited balance sheet as of December 31, 2019 and 2018 and related audited statements of operations and stockholders’ deficiency and statements of cash flows for the periods ended December 31, 2019 and 2018, respectively.

Overview

We are a medical device company focused in the Assisted Reproductive Technology (ART) marketplace. Our mission is to increase access to care and expand fertility treatment and patient care across the globe. Our patented device, the INVOcell, is the first Intravaginal Culture (IVC) system in the world used for the natural in vivo incubation of eggs and sperm during fertilization and early embryo development. The FDA granted our request for de novo classification of the INCOcell Intravaginial Cutlture System (INVOcell) in November 2015, and the device received the CE mark in October 2019.  As a result, we are now positioned to help provide millions of infertile couples across the globe access to a new infertility treatment option. We believe this novel device and procedure provides a more natural, safe, effective and economical fertility treatment compared to current infertility treatments, including in-vitro fertilization (“IVF”) and intrauterine insemination (“IUI”). Unlike conventional infertility treatments such as IVF where the eggs and sperm develop into embryos in a laboratory incubator, the INVOcell utilizes the women’s vaginal cavity as an incubator to support a more natural fertilization and embryo development environment.

In both current utilization of the INVOcell and in clinical studies, the INVO Procedure has proven to have equivalent pregnancy success and live birth rates as the traditional assisted reproductive technique, IVF. Additionally, we believe there are psychological benefits of the potential mother’s participation in fertilization and early embryo development by vaginal incubation compared to that of traditional IVF treatment. INVOcell also offers to patients a more natural and personalized way to achieve pregnancy.

For many couples struggling with infertility, access to treatment is often not available. Financial challenges (cost of treatment) and limited availability (or capacity) of fertility medical care are two of the main challenges in the ART marketplace that contribute to the large percentage of untreated patients. Religious, social and cultural roadblocks can also prevent hopeful couples from realizing their dream to have a baby with traditional IVF as a result of the early embryo development occurring outside the body in a laboratory incubator machine. We believe INVOcell can address many of the key challenges in the ART market, particularly patient cost and infrastructure capacity constraints. The many benefits of the INVO Procedure include:

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Cost: Many current clinics offering INVOcell are doing so at approximately half the cost of IVF treatment, due to: less drugs often being prescribed for INVOcell, fewer office visits needed, less laboratory time needed as incubation is occurring inside the body rather than the lab incubator.

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Enhances Industry capacity: The INVOcell device eliminates the need for a lab incubator as well as helps reduce the overall need for lab-support resources. We believe this generally supports the ability to lower costs as well as enable a clinic to handle a higher volume of patients on average.

●	Reduces the risk of errors of wrong embryo transfers since the embryos are never separated from the woman.
●	Promotes greater involvement by couples in the treatment and conception.
●	Creates a more natural (inside the body) incubation compared to traditional IVF.

In the second quarter of 2016, the first US baby from the INVOcell and INVO Procedure following FDA clearance was born in Texas.

Sales and Marketing

Our product commercialization efforts are focused on identifying distributors and partners within targeted geographic regions that we believe can best promote, market and sell the INVOcell device and process to assist infertile couples in having a baby.  We believe that our proven INVOcell Procedure is an effective low-cost alternative to current treatments which can also be offered without the need for an expensive IVF lab facility.  We have been authorized to sell the INVOcell device in the United States since November 2015 after receiving DeNovo class II clearance from the US Food & Drug Administration (FDA).  As a result of our January 2019 exclusive sales, marketing and distribution agreement with Ferring for the US, our primary focus will be on supporting Ferring and developing key international markets around the world.

We anticipate that we will experience quarterly fluctuations in our revenues as a result of our efforts to expand the sales of the INVO technology to new markets.  We expect international sales will increase on a going forward basis as we continue our efforts to expand INVOcell globally. We will continue to seek out partners that will contractually commit to meeting agreeable performance objectives that are consistent with our goals and objectives.

In November 2018, the Company entered into the Distribution Agreement with Ferring pursuant to which, among other things, we granted Ferring an exclusive license in the United States (the “Territory”) with rights to sublicense under patents related to our proprietary INVOcell™ intravaginal culture device together with the retention device and any other applicable accessories (collectively, the “Licensed Product”) to market, promote, distribute and sell the Licensed Product with respect to all therapeutic, prophylactic and diagnostic uses of medical devices or pharmaceutical products involving reproductive technology (including infertility treatment) in humans (the “Field”). Ferring is responsible, at its own cost, for all commercialization activities for the Licensed Product in the United States. We retained a limited exception to the exclusive license granted to Ferring allowing us, subject to certain restrictions, to establish up to five clinics in order to commercialize the INVO Procedure in the Territory. We are currently examining the best approach to establish these five Company-owned INVO-only clinics. In addition, pursuant to the terms of the Distribution Agreement, we retained all commercialization rights for the Licensed Product outside of the United States.  We believe the strategic partnership with a strong reproductive organization such as Ferring has provided us with the necessary sales and marketing resources and overall market credibility to help execute our goal to expand the INVOcell device around the world.

The Ferring license was deemed to be a functional license that provide customers with a “right to access” to our intellectual property during the subscription period and, accordingly, revenue is recognized over a period of time, which is generally the subscription period. During the twelve months ended December 31, 2019, the Company recognized $714,286, related to the Ferring license agreement.

As of December 31, 2019, we had deferred revenues of $4,285,715.

On September 20, 2019, we entered into an exclusive distribution agreement with Quality Medicines, Cosmetics & Medical Equipment Import for the territories of Sudan, Uganda and Ethiopia. This distribution agreement has a term of one year and may be extended by mutual agreement and is based on wholesale prices. Quality Medicines is required to register our product in each of these countries.

On September 11, 2019, we entered into an exclusive distribution agreement with G-Systems Limited registered in Nigeria. In the territories of Nigeria. This distribution agreement has a term of one year and may be extended by mutual agreement and is based on wholesale prices. G-Systems is required to register our produce in Nigeria.

On November 12, 2019, we announced we had entered into exclusive distribution agreements with Biovate a Jordanian company for the territory of Jordan and Orcan Medical for the territory of Turkey. This agreement has a term of one year with extensions by mutual agreement. Safadi Drugstore is required to register our product in Jordan.2

On January 16, 2020, we announced a Joint Venture agreement to commercialize the product in the Indian market. Under terms of the agreement, INVO Bioscience and our Partner, Medesole Healthcare and Trading Pvt Ltd, will each own 50% of the joint venture. We provide the device, training and general technology support to the joint venture, while Medesole will be responsible for the operations of the INVOcell clinics in India. Both partners will equally invest in start-up and capital expenditures and share in the revenue and profits of the joint venture. The business model allows INVO to benefit not only from the sale of the device, but from the delivery of the entire solution. We believe this JV structure is an attractive new model for us, and one in which we may replicate in other select parts of the world.

In order to develop the market for INVOcell and properly support our distributors and partners, its critical we have a well-defined process for administering the INVOcell Procedure and properly training physicians and embryologists. From November 2016 through 2018, the Company normalized its training process.  Dr. Kevin Doody of CARE in Bedford, Texas assumed the role of our Medical Director.  Dr. Doody and his team held the first training session at his facility for a group of doctors and embryologists recruited during the 2016 American Society for Reproductive Medicine (ASRM) Congress. The new training protocol proved very successful and received positive reviews from participants.  This model, which we (and our partners) continue to use, provided a standard process that also maintained flexibility to allow each facility to adapt within their programs.

We continue to receive strong, positive feedback from the physicians and embryologists currently utilizing the INVOcell device and Procedure.  Based on actual reported outcomes data, the clinics that are actively using INVOcell continue to experience success rates that are equivalent to IVF. As a result, we believe INVOcell is meeting the key objectives by offering an alternative fertility treatment option that is equivalent in terms of successful outcome and yet provides a more natural and lower cost solution.

Operations

We operate with a core internal team and outsource certain operational functions in order to help accelerate our efforts as well as reduce fixed internal overhead needs and in-house capital equipment requirements.  Our most critical management and leadership functions are carried out by our core management team.  We have contracted out the manufacturing, packaging/labeling and sterilization of the device, respectively, to a certified manufacturer to mold the parts; to a medical manufacturing company to assemble packages and label the product; and to a sterilization specialist to perform the gamma sterilization process.

Historically, our most significant challenge in growing our business has been our limited resources. In prior years we have mitigated this risk by, among other things, having our officers and directors forego salaries and fees and not engaging in certain activities in order to avoid incurring related expenses (such as travel and marketing costs).  Beginning in 2019, as a result of the Ferring Distribution Agreement and the associated upfront payment, we expanded our sales and marketing efforts along with research and development activities to expand our labeling and regulatory and clinical development. Our cash needs are primarily attributable to funding our sales and marketing efforts, strengthening our training capabilities, satisfying existing obligations, funding our planned clinical trial for additional product indications, and building an administrative infrastructure, including costs and professional fees associated with being a public company.  Our existing distribution and partnership agreements, such as the Ferring Distribution Agreement and the other more recent international agreements, provide for increasing revenue minimums and should help offset the higher level of spending.

Selling, general and administrative expenses were $3,128,635 and $3,038,068, respectively for the years ended December 31, 2019 and 2018. Throughout this period, we continued to use our resources carefully. The $90,567 increase in selling, general and administrative expenses in 2019 was primarily the result of an increase in wages, professional fees, legal fees, a legal settlement and other corporate expenses, partially offset by lower costs related to FDA clearance support services.

Throughout the period 2018 to 2019 we incurred annual net losses as we continued to market our product and proprietary process as we endeavored to increase our revenue base.  We have incurred losses and expect to continue incurring losses during 2020.

We cannot accurately predict the level of success our key partners will enjoy over the next 12-24 months. However, INVO Bioscience anticipates that it will continue to launch the INVOcell device and INVO Procedure within the U.S. through our Distribution Agreement with Ferring, and in other parts of the world with new distributor partnerships, IVF centers and physicians.

As we expand our distribution base, our costs and expenses for 2020 will likely exceed the cash flow being generated and therefore we will require additional capital to meet our needs.

Recent Developments

On October 22, 2020, our board of directors approved a reverse stock split of our common stock at a ratio of 5-for-8 and also approved a proportionate decrease in our authorized common stock to 125,000,000 shares from 200,000,000 shares.  Pursuant to the Nevada Revised Statutes, a company may effect a reverse split without stockholder approval if both the number of authorized shares of common stock and the number of outstanding shares of common stock are proportionally reduced as a result of the reverse split, the reverse split does not adversely affect any other class of stock of the company, and the company does not pay money or issue scrip to stockholders who would otherwise be entitled to receive a fractional share as a result of the reverse split,  On November 5, 2020, we filed a certificate of change with the Nevada Secretary of State (with an effective date of November 9, 2020) pursuant to Nevada Revised Statutes 78.209 to (i) decrease the number of authorized shares of common stock from 200,000,000 to 125,000,000 shares and (ii) effectuate a 5-for-8 reverse stock split of the outstanding common stock. On November 6, 2020, we received notice from FINRA/OTC Corporate Actions that the reverse split would take effect at the open of business on November 9, 2020 and the reverse stock split took effect on that date

Effective September 24, 2020, our wholly owned subsidiary, INVO Centers, LLC a Delaware limited liability company (“INVO Centers”) entered into a Pre-Incorporation and Shareholders Agreement (the “Agreement”) with Francisco Arredondo, MD PLLC (“Arredondo”) and Security Health LLC, a Texas limited liability company (“Ramirez” together with INVO and Arredondo, the “Shareholders”) under which INVO Centers, Arredondo and Ramirez intend to commercialize the INVO IVC procedure and offer related medical treatments in Mexico (the Business”) and to further become shareholders in a Mexican company to be incorporated in Mexico (the “Mexico Company”) for purposes of operating the Business.

The Mexico Company, which will be named Positib Fertility, S.A. de C.V, is to be established within three weeks of executing the Agreement, with each of INVO Centers, Arredondo and Ramirez to be equal shareholders (1/3 each).  The Mexico Company will acquire exclusively from INVO Bioscience, Inc. the INVOcell product to be used by the Mexico Company to render its services at cost plus any uncured shipping, customs and related fees.

The Shareholders agree that the Mexico Company will operate in Monterrey Nuevo Leon, Mexico and any other cities and places in Mexico as approved by the Mexico Company board of directors and Shareholders.  In addition, the Shareholders agree that the Mexico Company will be the exclusive distributor of INVO Bioscience, Inc. and affiliates with respect to the INVO Products in Mexico and the Shareholders agree not to compete directly or indirectly with the Mexico Company in Mexico.  Each Shareholder agreed to certain restrictions on transfer of its equity in the Mexico Company and afforded the other Shareholders a right of first refusal prior to any transfer.

From May 15, 2020 through June 30 2020, we entered into definitive securities purchase agreements (“Purchase Agreements”) with accredited investors for their purchase of (i) secured convertible notes issued by us in the aggregate original principal amount of $3,093,640 (the “Notes”), and (ii) Unit Purchase Options (“Purchase Options”) to purchase 268,767 units (each, a “Unit”), at an exercise price of $8.00 per Unit (subject to adjustments), with each Unit exercisable for (A) one share of our Common Stock and (B) a 5-year warrant (the “Warrants”) to purchase one share of our common stock at an exercise price of $9.60 (subject to adjustments) (the “Private Placement”). Each purchaser of a Note will be issued a 5-year Purchase Option to purchase 0.086875 Units for each dollar of Notes purchased. We received gross proceeds of approximately $3.1 million (of which $2,950,000 was received in cash and $143,640 resulted from cancellation of indebtedness). Tribal Capital Markets, LLC acted as placement agent (the “Placement Agent”) in the Private Placement. We paid the Placement Agent and certain selling agents a cash fee of 8% on a portion of the proceeds for an aggregate amount of $236,000. We also agreed to issue the Placement Agent and the selling agent 5-year warrants to purchase 6,750 shares of our common stock at an exercise price of $5.76. These warrants will have the same terms and conditions as the Warrants issued in the Private Placement, except for the different exercise price. We received approximately $3.08 million in net proceeds from the Private Placement, after deducting placement agent fees and selling agent fees payable to the Placement Agent and selling agent, respectively, and investor counsel in connection with the transaction. We used approximately $413,456, in proceeds to repay outstanding 9% promissory notes and we intend to use the remaining proceeds for working capital and general corporate purposes.

In July 2020, we issued additional Notes under Purchase Agreements in the Private Placement of $401,200 and issued Purchase Options to purchase an additional 34,856 Units.

Pursuant to that certain Form of Secured Convertible Note entered into in connection with the Purchase Agreement (the “Form of Note”), interest on such Notes accrues at a rates of ten percent (10%) per annum and is payable either in cash or in shares of the Company’s common stock at the conversion price in the Note on each of the six and twelve month anniversary of the issuance date and on the maturity dates of November 15, 2021; December 22, 2021 and December 30, 2021 (the “Maturity Date”). The Notes issued in July 2020 have a Maturity Date of January 1, 2022.

All amounts due under the Notes are convertible at any time after the issuance date, in whole or in part (subject to rounding for fractional shares), at the option of the holders into our common stock at a fixed conversion price, which is subject to adjustment as summarized below. The Notes are initially convertible into our common stock at an initial fixed conversion price of $5.76 per share. This conversion price is subject to adjustment for stock splits, combinations or similar events and anti-dilution provisions, among other adjustments.

Upon any issuance by us of any of our equity securities, including Common Stock, for cash consideration, indebtedness or a combination thereof after the date hereof (a “Subsequent Equity Financing”), each holder shall have the option to convert the outstanding principal and accrued but unpaid interest of its Note into the number of fully paid and non-assessable shares of securities issued in the Subsequent Equity Financing (“Conversion Securities”) equal to the product of unpaid principal, together with the balance of unpaid and accrued interest and other amounts payable hereunder multiplied by 1.1, divided by the price per share paid by the investors for the Conversion Securities.

A Note may not be converted, and shares of common stock may not be issued under the Notes if, after giving effect to the conversion or issuance, the holder together with its affiliates would beneficially own in excess of 9.99% of our outstanding ordinary shares.

We may prepay the Notes at any time in whole or in part by paying a sum of money equal to 100% of the principal amount to be redeemed, together with accrued and unpaid interest plus a prepayment fee equal to one percent (1%) of the principal amount to be repaid.

The Notes contain customary triggering events including but not limited to: (i) failure to make payments when due under the Notes; and (ii) bankruptcy or insolvency of the Company. If a triggering event occurs, each holder may require us to redeem all or any portion of the Notes (including all accrued and unpaid interest thereon), in cash.

The Notes are secured by the proceeds from the $3,000,000 milestone payment pursuant to Section 7.2(b) of the Distribution Agreement between the Company and Ferring, after such proceeds are actually received by us from Ferring, all pursuant to the terms of a Security Agreement entered into between us and the noteholders under the Purchase Agreement.

Critical Accounting Policies and Estimates

The discussion and analysis of INVO Bioscience’s financial condition presented in this section are based upon the audited consolidated financial statements of INVO Bioscience, which have been prepared in accordance with the generally accepted accounting principles in the United States.  During the preparation of the financial statements, INVO Bioscience is required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, INVO Bioscience evaluates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.  A summary of significant accounting policies is included below.  Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Stock Based Compensation

The Company accounts for stock-based compensation under the provisions of ASC 718-10 Share-Based Payment (formerly SFAS 123R).  This statement requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  That cost is recognized over the period in which the employee is required to provide service or performance goals in exchange for the award, which is usually immediate but sometimes over a vesting period. Warrants granted to non-employees are recorded as an expense over the requisite service period based on the grant date estimated fair value of the grant, determined using the Black-Scholes option pricing model.

Revenue Recognition

The Company recognizes revenue on arrangements in accordance with ASU 606, Revenue from Contracts with Customers (“ASU 606”). The core principle of ASU 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services ASC 606 requires companies to assess their contracts to determine the timing and amount of revenue to recognize under the new revenue standard. The model has a five-step approach:

1.     Identify the contract with the customer.

2.     Identify the performance obligations in the contract.

3.     Determine the total transaction price.

4.     Allocate the total transaction price to each performance obligation in the contract.

5.     Recognize as revenue when (or as) each performance obligation is satisfied.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein.

ASU 2014-09 supersedes existing guidance on revenue recognition with a five-step model for recognizing and measuring revenue from contracts with customers. The objective of the new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance also requires a number of disclosures regarding the nature, amount, timing, and uncertainty of revenue and the related cash flows. The guidance can be applied retrospectively to each prior reporting period presented (full retrospective method) or retrospectively with a cumulative effect adjustment to retained earnings for initial application of the guidance at the date of initial adoption (modified retrospective method). The Company adopted the new standard effective January 1, 2018 using the modified retrospective method applied to those contracts that were not completed or substantially completed as of January 1, 2018. The timing and measurement of revenue recognition under the new standard is not materially different than under the old standard. The adoption of the new standard did not have an impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which intends to simplify several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, a choice to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The Company adopted this ASU in Fiscal 2018 and it did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). The updated standard requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. The Company adopted ASU 2016-18 as of January 1, 2018. The adoption of ASU 2016-18 did not have a material effect on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718) (“ASU 2017-09”). The updated standard clarifies when an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award. ASU 2017-09 is effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted.  The Company adopted ASU 2017-09 as of January 1, 2018. The adoption of ASU 2017-09 did not have a material effect on the Company’s consolidated financial statements.

In July 2017, FASB issued ASU 2017-11 (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). The new standard simplifies the accounting for certain financial instruments with down round features. Part I of ASU 2017-11 changes the classification analysis of certain equity-linked financial instruments, such as warrants and embedded conversion features, such that a down round feature is disregarded when assessing whether the instrument is indexed to an entity’s own stock under Subtopic 815-40, Contracts in Entity’s Own Equity.  As a result, a down round feature, by itself, no longer requires an instrument to be re-measured at fair value through earnings each period, although all other aspects of the indexation guidance under Subtopic 815-40 continue to apply.  Part II of ASU 2017-11 re-characterizes the indefinite deferral of certain provisions of Topic 480, Distinguishing Liabilities from Equity, (currently presented as pending content in the Codification) as a scope exception.  No change in practice is expected as a result of these amendments.  The new standard is effective for fiscal years beginning after December 15, 2018, early adoption is permitted. The amendments in Part II have no accounting impact and therefore do not have an associated effective date. The Company decided to early adopt this ASU 2017-11 and applied it to the convertible notes it issued during the year which are reflected in this Form 10K.Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting. In May 2017, the FASB issued ASU No. 2017-09 which was issued to clarify and reduce both (i) diversity in practice and (ii) cost and complexity when applying the guidance in Topic 718, “Compensation – Stock Compensation” to changes in the terms and conditions of a share-based payment award. This update is effective for the Company in the fiscal year beginning October 1, 2018. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

Leases (Topic 842). In February 2016, FASB issued ASU 2016-02, Leases (“ASU 2016-02”). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement.  The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

The Company adopted the standard effective January 1, 2019. The standard allows a number of optional practical expedients to use for transition. The Company choose the certain practical expedients allowed under the transition guidance which permitted us to not to reassess any existing or expired contracts to determine if they contain embedded leases, to not to reassess our lease classification on existing leases, to account for lease and non-lease components as a single lease component for equipment leases, and whether initial direct costs previously capitalized would qualify for capitalization under FASB ASC 842. The new standard also provides practical expedients and recognition exemptions for an entity's ongoing accounting policy elections. The Company has elected the short-term lease recognition for all leases that qualify, which means that we do not recognize a ROU asset and lease liability for any lease with a term of twelve months or less.

The most significant impact of adopting the standard was the recognition of ROU assets and lease liabilities for operating leases on the Company's consolidated balance sheet but it did not have an impact on the Company's consolidated statements of operations or consolidated statements of cash flows. The Company did not have a cumulative effect on adoption prior to January 1, 2019.

Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. In January 2017, the FASB issued ASU 2017-04 which simplifies the test for goodwill impairment by eliminating Step 2 from the Goodwill impairment test. This new guidance is effective for the Company beginning in fiscal year 2021. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Management does not believe that any other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the accompanying condensed consolidated financial statements.

Results of Operations

Fiscal 2019 was a pivotal year for us and one in which we believe set the foundation for accelerated commercialization of our INVOcell device. The closing of our agreement with Ferring in January 2019 provided a number of key benefits, including; 1) upfront working capital with the initial license payment, which allows us to further build INVOcell’s presence globally and accelerate the overall development of the Company, 2) specified, minimum annual revenues which allow us to more accurately forecast for planning purposes, 3) a large partner and leader in women’s healthcare with far greater marketing, distribution and sales resources to build INVOcell’s presence in the U.S. market, and 4) the enhanced overall credibility for the INVOcell technology, which is beneficial not just in the U.S. market, but globally.

The ART market is also benefiting from a number of industry tailwinds, including 1) the large under-served potential patient population, 2) increasing infertility rates around the world, 3) growing awareness and education of fertility treatment options, 4) a growing acceptance toward fertility treatment, 5) improvements in procedure techniques and hence improvements in pregnancy success rates and 6) generally improving insurance (private and public) reimbursement trends; all of which help contribute to the strong growth rate in the industry. In addition, we also believe there is growing investor interest in the fertility marketplace as reflected in the highly successful initial public offering of Progyny, the private specialty fertility insurance company. As a result of all these dynamics (our Ferring partnership and the corresponding growth in INVOcell awareness, the industry backdrop, and the apparent investor interest), we feel INVO Bioscience and its novel technology solution are well positioned for the future. However, early in 2020 the COVID-19 pandemic created substantial disruption within the infertility care marketplace as many clinics ceased performing new procedures for a period of time. We believe that disruption, has impacted our key partners, and although it may be temporary in nature and many clinics have already returned to performing new procedures, there can be no assurance that the pandemic will not have long term adverse effects on the industry and our business.

Comparison of the Three months ended June 30, 2020, compared to the three months ended June 30, 2019

Revenues

Revenue for the three months ended June 30, 2020, was $246,072 compared to $658,638 for the same three-month period in 2019, a decrease of $412,566 or 63%. The decrease was the result of lower product sales to Ferring. Similar to the first quarter, we believe the second quarter results were impacted by the COVID-19 virus outbreak. A majority of clinics curtailed their fertility services, especially in connection with the general lockdowns that occurred. More recently, many of the clinics have resumed operations, albeit at a measured pace. As a result of those re-openings, along with Ferring’s required annual minimums we expect to experience stronger sales in the second half of the current fiscal year.

Gross Margin

The gross margin reported for the second quarter ended June 30, 2020 was 91% or $224,902 compared to 92% or $603,356 for the three months ended June 30, 2019. The decrease in gross margin is attributed to slightly higher product costs. The cost of sales recognized during the second quarter of 2019 were attributed to product shipments to Ferring.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended June 30, 2020 were $1,252,939 as compared to $669,152 for the three months ended June 30, 2019, an increase of $583,787 or 87%. The increase in SG&A during the second quarter of 2020 compared to the second quarter of 2019 was primarily the result of an increase in wages, stock-based compensation, and other corporate expenses.

Research and Development Expenses

We began to fund additional research and development (“R&D”) efforts in 2020 in preparation for our upcoming clinical trial, anticipated to occur in 2020, and additional patent filings. Excluding the investment in inventory in anticipation of clinical trials beginning in 2020 and patents, R&D expenses for 2020 were $32,890. During 2019 we did not fund any R&D as a result of its limited resources.

Interest Expense and Financing Fees

During the three-month period ended June 30, 2020 we incurred $259,954 in interest expense, an increase of $84,198 compared to $175,756 in the three-month period ended June 30, 2019 or approximately 48%. The primary reason for the increase in 2020 was the increase in amortization of discount on the Notes issued from May 15, 2020 through July 1, 2020.

Net Loss

For the reasons stated above, we had a net loss of $1,322,881 for the three months ended June 30, 2020, an increase of $1,081,329 compared to a net loss of $241,552 for the three months ended June 30, 2019, or approximately 448%. The increase in net loss is primarily attributable to the increase in operating expense which was not offset by a corresponding increase in revenue.

Comparison of the Six months ended June 30, 2020, compared to the six months ended June 30, 2019

Revenues

Revenue for the six months ended June 30, 2020 was $504,643, a decrease of $343,427 or 40% compared to $848,070 for the same six month period in 2019. The decrease was the result of reduced product sales to Ferring primarily as a result of the impact of the COVID 19 pandemic.

Gross Margin

The gross margin reported for the six months ended June 30, 2020 was 90% or $453,479 compared to 92% or $781,810 for the six months ended June 30, 2019. The decrease in gross margin was related to slightly higher product costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended June 30, 2020 were $2,847,985, an increase of $1,651,268 or 138% compared to $1,196,717 for the six months ended June 30, 2019.  The increase in SG&A during the six months ending June 30, 2020 compared to the six months ended June 30, 2019 was primarily the result of an increase in wages, stock-based compensation and other corporate expenses.

Research and Development Expenses

We began to fund additional research and development (“R&D”) efforts in 2020 in preparation for our upcoming clinical trial, anticipated to occur in 2020, and additional patent filings. Excluding the inventory used in anticipation of clinical trials for our labeling activities beginning in 2020 and patents, R&D expenses for 2020 were $64,940.

Interest Expense and Financing Fees

During the six-month period ended June 30, 2020 we incurred $307,827 in interest expense, an increase of $22,612 compared to $285,215 in the six-month period ended June 30, 2019, or approximately 8%. The primary reason for the increase in 2020 was an increase in the amortization of discount on the 2020 Convertible Notes Payable.

Net Income (loss)

For the reasons above, we had a net loss of $2,767,273 for the six months ended June 30, 2020, an increase of $2,067,151 compared to a net loss of $700,122 for the six months ended June 30, 2019, or approximately 295%. The increase in net loss is primarily attributable to the increase in operating expenses which was not offset by a corresponding increase in revenue.

Comparison of the years ended December 31, 2019 and 2018

Revenues

Revenue for year ended December 31, 2019 was $1,480,213, compared to $494,375 for the year ended December 31, 2018. The increase was the result of product sales to Ferring as they began to ramp their marketing activities as well as from recognizing $714,286 of the Ferring seven-year U.S. exclusive licensing & distribution fee.

During 2019, we experienced more than a doubling of the number of clinics now offering the INVOcell procedure. The process of training and bringing a new facility up and running can take a period of time until initial ordering begins.

Cost of goods sold for the year ended December 31, 2019 was $139,670 or approximately 9% of revenues compared to $90,367 or 18% of revenues for the year ended December 31, 2018. The increase in gross margin was related to the amortization of the 2019 upfront licensing fee that did not have any cost of sales expenses associated with it. The cost of sales recognized during the year ended December 31, 2019 were attributed to product shipments to Ferring.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $3,128,635 in fiscal 2019 compared to $3,038,068 for the year ended December 31, 2018. The $90,567 increase in selling, general and administrative expenses in 2019 was primarily the result of an increase in wages, professional fees, legal fees, a legal settlement and other corporate expenses, partially offset by lower costs related to FDA clearance support services.

Research and Development Expenses

The Company began to fund additional research and development (“R&D”) efforts in 2019 in preparation for its upcoming clinical trial, anticipated to occur in 2020, and additional patent filings. Excluding the inventory used in in anticipation of clinical trials for our labeling activities beginning in 2020 and patents, R&D expenses for 2020 were immaterial. During 2018 the Company did not fund any R&D as a result of its limited resources.

Interest Expense, Financing Fees

Interest expense and financing fees were $379,019 for the year ended December 31, 2019 compared to $442,031 for year ended 2018. The primary reason for the higher interest expenses in both 2019 and 2018 was related to the amortization of the discount on the 2018 Convertible Notes Payable.

Income Taxes

As of December 31, 2019, we had unused federal net operating loss carryforwards (“NOLs”) of $14,131,281. These losses expire in various amounts at varying times beginning in 2027 with a portion carrying on indefinitely. Unless expiration occurs, these NOLs may be used to offset future taxable income and thereby reduce our income taxes otherwise payable.

We recorded a valuation allowance against our deferred tax assets at December 31, 2019 and 2018 totaling $435,420 and $645,978, respectively. The valuation allowance has been established for certain deferred tax assets for which we believe it is more likely than not that the tax benefits will not be realized, which are primarily federal and state net operating loss carryforwards. If our expectations for future operating results on a consolidated basis or at the state jurisdiction level vary from actual results due to changes in healthcare regulations, general economic conditions, or other factors, we may need to adjust the valuation allowance, for all or a portion of our deferred tax assets. Our income tax expense in future periods will be reduced or increased to the extent of offsetting decreases or increases, respectively, in our valuation allowance in the period when the change in circumstances occurs. These changes could have a significant impact on our future earnings.

Net Loss

The net loss for the year ended December 31, 2019 was $2,167,544 as compared to a net loss of $3,076,091 for the year ended 2018. The primary reason for the decrease in net loss was the result of our increased revenues and gross profits generated in 2019.

Liquidity and Capital Resources

For the six months ended June 30, 2020 and 2019, we had net losses of $2,767,273 and $700,122, respectively. The net loss in 2020 was higher than 2019 due to the increase in operating expenses in the 2020 period. For the years ended December 31, 2019 and 2018, we had net losses of $2,167,544 and $3,076,091, respectively. The net loss in 2019 was lower than 2018 due to the increase was the result of increased product sales to Ferring as they began to increase their marketing activities as well as from recognizing 10.7% of the Ferring seven-year U.S. exclusive licensing & distribution fee partially offset by the Company expanding its sales, marketing and clinical activities.

We had working capital of $420,079 in the six months ended June 30, 2020 verses working capital as of December 31, 2019 of $42,330. As of June 30, 2020, our stockholder’s deficiency was $3,598,164 compared to $3,713,595 as of December 31, 2019 and cash used in operations was $2,014,414 for the six months ended June 30, 2020 compared to cash provided by operations of $2,710,232 for the six months ended June 30, 2019. We had working capital of $42,330 in 2019 verses a significant working capital deficiency in 2018 of $2,770,461. As of December 31, 2019, our stockholder’s deficiency was $3,713,595 compared to $2,724,223 as of December 31, 2018 and cash provided by operations was $1,370,513 for 2019 compared to cash used in operations of $652,971 for the year ended December 31, 2018.

Our registered independent certified public accountants have stated in their report dated March 30, 2020, filed with our Annual Report on Form 10-K for the year ended December 31, 2019, that we have suffered net losses from operations and have a net capital deficiency. These factors among others may raise substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent on, among other things, our ability to raise additional capital and implement our business plan. See “Risk Factors.” Our financial statements attached do not include any adjustments that might be necessary if we are unable to continue as a going concern. We finalized our new Distribution Agreement with Ferring on January 14, 2019 and as part of the closing process the Company received a $5 million one-time license payment.

To the extent additional funds are necessary to meet long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds, although we can provide no assurance that these sources of funding will be available on reasonable terms. We are also eligible to receive a milestone payment of $3 million subject to certain conditions contained in the Distribution Agreement with Ferring.

Historically, our primary sources of liquidity have been from equity or debt offerings. Until we can generate a sufficient amount of cash from operations, we expect to finance future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly scale back our operations or delay, scale back or discontinue the continuing development of our products. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders and increased fixed payment obligations, and these securities may have rights senior to those of our common stock. If we incur indebtedness, we could become subject to covenants that would restrict our operations, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Cash Flows

The following table shows a summary of our cash flows for the six months ended June 30, 2020 and 2019:

	2020	2019
Cash (used in) provided by:
Operating activities	(2,014,414)	2,710,232
Investing activities	(29,730)	(64,839)
Financing activities	2,309,510	(194,465)

Net cash as of June 30, 2020, was $1,503,951 or $265,366 higher than net cash of $1,238,585 at December 31, 2019.

Net cash used in operating activities was $2,014,414 for the six months ended June 30, 2020, compared to net cash provided by operating activities of $2,710,232 for the six months ended June 30, 2019.  The decrease in net cash used in operations was primarily due to the increase in net loss.

Cash used in investing activities decreased from the six month ended June 30, 2020 from the six months ended June 30, 2019 was the result of the development and purchasing of molds for the next generation of the INVOcell Procedure in the six months ended June 30, 2019.

Cash provided by financing activities was $2,309,510 during the six months ended June 30, 2020 as a result in cash provided by proceeds from the Notes, which amounts were offset by repayment of promissory notes with the cash received in this financing. Cash used during the six months ended June 30, 2019 was used to pay off principal on note payable.

The following table shows a summary of our cash flows for the years ended December 31, 2019 and 2018:

	2019	2018
Cash (used in) provided by:
Operating activities	1,370,513	(652,971)
Investing activities	(114,706)	(19,400)
Financing activities	(229,465)	(858,855)

As of December 31, 2019, we had a $1,238,585 in cash compared to $212,243 at December 31, 2018. Net cash provided by operating activities in 2019 was $1,370,513, as compared to net cash used by operating activities of $652,971 for 2018. The increase in net cash was primarily due to the $4,266,820 increase in deferred revenue as a result of the initial exclusive license and distribution agreement fee received by the Company in January 2019 partially offset by a decrease in accrued compensation of $1,410,077.

In 2019, cash used in investing activities was $114,706 related to new molds and additional trademarks. This compared to $19,400 used in investing activities in 2018, which was all related to additional molds to produce its own retention device to allow us to offer a lower cost alternative to our customers.

During 2019, $229,465 used by financing activities largely as a result of the principal payments on notes payable. In 2018, the Company raised $895,000 from the issuance of the 2018 Convertible Notes and $77,000 from the issuance of restricted shares as part of our private placement in January 2018. Offsetting this was $113,145 of payments made on related party notes.

Off Balance Sheet Arrangements

Under SEC regulations, we are required to disclose our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.  An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

-	Any obligation under certain guarantee contracts;
-	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;
-

Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in stockholder’s equity in our statement of financial position; and

-

Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations.  In the ordinary course of business, we enter into operating lease commitments, purchase commitments and other contractual obligations.  These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

Inflation

We believe that inflation has not had a material effect on our operations to date.

Business

The Company

We are a medical device company focused on the Assisted Reproductive Technology (ART) marketplace. Our mission is to increase access to care and expand fertility treatment and patient care across the globe. Our patented device, the INVOcell, is the first Intravaginal Culture (IVC) system in the world used for the natural in vivo incubation of eggs and sperm during fertilization and early embryo development. INVOcell was granted FDA clearance in the United States in November 2015, received the CE mark in October 2019, and is now positioned to help provide millions of infertile couples across the globe access to a new infertility treatment option. We believe this novel device and procedure (the “INVO Procedure”) provides a more natural, safe, effective and economical fertility treatment compared to current infertility treatments, including in-vitro fertilization (“IVF”) and intrauterine insemination (“IUI”). Unlike conventional infertility treatments such as IVF where the eggs and sperm develop into embryos in a laboratory incubator, the INVOcell utilizes the women’s vaginal cavity as the incubator to support a more natural fertilization process. This novel device promotes in vivo conception and early embryo development.

In both current utilization of the INVOcell and in clinical studies, the INVO Procedure has proven to have equivalent pregnancy success and live birth rates as the traditional assisted reproductive technique, IVF. Additionally, we believe there are psychological benefits with the mother’s participation in fertilization and early embryo development by vaginal incubation compared to that of traditional IVF treatment by offering patients a more natural and personalized way to achieve pregnancy.

Additionally, for many couples struggling with infertility, access to treatment is often unavailable. Financial challenges (cost of treatment) and limited availability (or capacity) of fertility medical care are two of the main challenges in the ART marketplace that contribute to the large percentage of untreated patients. Religious, social and cultural roadblocks can also prevent hopeful couples from realizing their dream to have a baby. We believe INVOcell can address many of the key challenges in the ART market, particularly patient cost and infrastructure capacity constraints. The many benefits of the INVO Procedure include:

●

Cost: Current clinics offering INVOcell are doing so for less (and often half) the comparable cost of IVF treatment due to; fewer drugs prescribed, fewer office visits, and reduced laboratory time needed as incubation is occurring inside the body rather than a lab incubator.

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Enhances Industry capacity: The INVOcell device reduces overall requirements on the lab (incubator and other lab-support resources). We believe this generally supports the ability to lower costs as well as enable a clinic to handle a higher volume of patients.

●	Promotes greater involvement by couples in the treatment and conception.
●	Reduces the risk of errors of wrong embryo transfers since the embryos are never separated from the woman.
●	Creates a more natural and environmentally stable incubation than traditional IVF.

Company History

We were formed on January 05, 2007 under the laws of the Commonwealth of Massachusetts under the name “Bio X Cell, Inc.” to acquire the assets of Medelle Corporation (“Medelle”).  Dr. Claude Ranoux purchased all of the assets of Medelle, and then he contributed those assets, including four patents relating to the INVOcell technology, to Bio X Cell, Inc. upon its formation in January 2007.

On December 5, 2008, Bio X Cell, Inc., doing business as INVO Bioscience, and each of the shareholders of INVO Bioscience entered into a share exchange agreement and consummated a share exchange with Emy’s Salsa AJI Distribution Company, Inc., a Nevada corporation (“Emy’s”). Upon the closing of the share exchange on December 5, 2008, the INVO Bioscience shareholders transferred all of their shares of Common Stock in INVO Bioscience to Emy’s.   In connection with the share exchange, Emy’s changed its name to “INVO Bioscience, Inc.” and Bio X Cell, Inc. became a wholly owned subsidiary of Emy’s (re-named INVO Bioscience, Inc.).

On November 2, 2015 we were notified by the United States Food & Drug Administration (“FDA”) that the INVOcell and INVO Procedure were granted clearance via the DeNovo classification (as a Class II device) allowing us to market the INVOcell in the United States. We have since begun marketing and selling INVOcell in many locations across the U.S. We currently have approximately 140 appropriately trained clinics or satellite facilities in the U.S. where patients can receive guidance and treatment for the INVO Procedure for infertility.

On November 12, 2018, we entered into a Distribution Agreement with Ferring, which closed on January 14, 2019. At the closing, we received a $5,000,000 license payment upfront from Ferring. Pursuant to the Distribution Agreement, among other things, we granted Ferring an exclusive license in the United States market only, with rights to sublicense under patents related to our proprietary intravaginal culture device (INVOcell™), together with the retention device and any other applicable accessories (collectively, the “Licensed Product”) to market, promote, distribute and sell the Licensed Product with respect to all therapeutic, prophylactic and diagnostic uses of medical devices or pharmaceutical products involving reproductive technology (including infertility treatment) in humans (the “Field”). Ferring is responsible, at its own cost, for all commercialization activities for the Licensed Product in the U.S. market. We retained a limited exception to the exclusive license granted to Ferring allowing us, subject to certain restrictions, to establish up to five clinics that will commercialize the INVO Procedure in the U.S. Ferring is obligated to make a milestone payment to the Company of $3,000,000 if we are successful in obtaining a five (5) day label enhancement from the FDA for the current incubation period for the Licensed Product at least three (3) years prior to the expiration of the term of the license for the Licensed Product, provided that Ferring has not previously exercised its right to terminate the Distribution Agreement. In addition, under the terms of a separate Supply Agreement, Ferring is obligated to pay the Company a specified supply price for each Licensed Product it purchases for distribution.

The Distribution Agreement has an initial term expiring on December 31, 2025 and at the end of the initial term it may be terminated by us if Ferring fails to generate specified minimum revenues to us from the sale of the Licensed Product during the final two years of the initial term. Provided that no such termination occurs at the end of the initial term, thereafter the term of the Distribution Agreement shall automatically be renewed for successive three (3) years terms unless terminated by mutual consent. We retain all commercialization rights for the Licensed Product outside of the United States (see Current Report on Form 8-K filed January 17, 2019 for additional details).

In October 2019, we received notice that the INVOcell product received CE Marking.  The CE Marking (also known as CE mark) is a mandatory conformity mark on many products placed on the single market in the European Economic Area (EEA).  The CE marking (an acronym for the French “Conformite Europeenne”) certifies that a product has met EU health, safety and environmental requirements, which ensure consumer safety.  It permits us to now commercially distribute INVOcell throughout various countries in the EU provided we comply with local registration requirements that vary by country. We had previously obtained the CE Mark in May 2008 but, due to limited resources during that time, we let the prior CE Mark lapse. With the re-certification recently completed, we are now actively marketing INVOcell within the EU.

The INVOcell® Technology

INVOcell® is the first in vivo Intravaginal Culture (IVC) system granted FDA clearance in the United States. Our novel device and procedure provide a more natural, safe, effective and economical fertility treatment than other treatments available in today’s marketplace, including IVF.  The patented INVOcell device is used for the incubation of eggs and sperm during fertilization and early embryo development. Unlike conventional infertility treatments such as IVF where the eggs and sperm develop into embryos in a laboratory incubator, the INVOcell device utilizes the women’s vagina as an incubator to support a more natural fertilization and embryo development environment, and infertility treatment. The device promotes in vivo conception for early embryo development. In clinical studies, the INVO Procedure produced equivalent efficacy and pregnancy rates to traditional IVF treatments.

The INVOcell system consists of the following components:

The INVOcell Culture Device is used in preparing, holding, and transferring human gametes or embryos during In Vitro Fertilization/Intravaginal Culture (IVF/IVC) and Intra-cytoplasmic Sperm Injection Fertilization/Intravaginal Culture (ICSI/IVC) procedures. The INVOcell Culture Device is positioned in the INVOcell Retention Device prior to placement in the patient’s vaginal cavity.

The INVOcell Retention Device is used in conjunction with the INVOcell Culture Device to aid in retention of the INVOcell Device in the vaginal cavity during the incubation period. The INVOcell Culture Device is positioned in the INVOcell Retention Device prior to placement in the patient’s vaginal cavity.

During an INVO Procedure, the patient undergoes a mild ovarian stimulation cycle. Once the eggs are retrieved and sperm is collected, they are placed into the single use INVOcell device. Sperm collection and preparation generally occur before egg retrieval.  Culture medium is placed in the inner vessel of the INVOcell.  Eggs and a low concentration of motile sperm are placed into the medium and the inner vessel is closed and secured in the protective outer vessel.  The INVOcell device is then immediately positioned in the upper vaginal cavity for incubation, where natural fertilization and early development of the embryos take place for a period of 3-5 days. A retention system can be used to maintain the INVOcell system in the vagina during the incubation period.  The retention system consists of a diaphragm type device with holes in the membrane to allow natural elimination of vaginal secretions.  The INVOcell is designed so that no vaginal fluids penetrate the outer vessel thus ensuring that the inner vessel is not contaminated while allowing the necessary CO2 for fertilization to pass through.

After the three (3) to five (5) day incubation period, the patient returns to the physician’s office where the retention system and the INVOcell are removed.  The protective outer vessel is discarded and the contents of the inner vessel are placed into a petri plate from which an embryologist can evaluate the best embryos for transfer.  The embryos to be transferred are aspirated into a standard transfer catheter for transfer into the patient’s uterus.   The INVO procedure can be performed in a physician’s office furnished with the necessary equipment.

Operations

We operate with a core internal team and outsource certain operational functions in order to help accelerate our efforts as well as reduce internal fixed overhead needs and in-house capital equipment requirements.  Our most critical management and leadership functions are carried out by our core management team.  We have contracted out the manufacturing, packaging/labeling and sterilization of the device to a contract medical manufacturing company that completes final product manufacturing as well as managing the gamma sterilization process at an FDA registered contract sterilization facility.

To date, we have completed a series of important steps in the development and manufacturing of the INVOcell:

●

Manufacturing:   We are ISO 13485:2016 Certified and manage all aspects of production and manufacturing with qualified suppliers.  Our key suppliers have been steadfast partners since our company first began and can provide us with adequate capability to support our growth objectives, with all manufacturing done in New England.

●

All raw materials utilized for the INVOcell are medical grade and commonly used in medical devices (i.e., medical grade silicone and medical grade plastic).  Our principal mold supplier is a well-established company in the molding industry and is ISO 9001 Certified.  Our contract manufacturer for the INVOcell is ISO 13485 Certified and FDA registered.

●

CE Mark:  INVO Bioscience received the CE Mark in October 2019.  The CE Mark permits the sale of devices in Europe, Australia and other countries that recognize the CE Mark, subject to local registration requirements.

●	US Marketing Clearance: The safety and efficacy of the INVOcell device has been demonstrated and cleared for marketing and use by the U.S. FDA in November 2015.
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Support of Practitioners:  Clinicians and laboratory directors have used the INVO method and the feedback has been positive; practitioners appreciate the fact that it is a patient-friendly procedure, easy to perform and effective.

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Clinical Trials: The Institutional Review Board (IRB) approved our planned clinical trial to evaluate the modified INVOcell system for effectiveness of achieving fertilization, implantation, embryo development, clinical pregnancy, and live birth after 5-days of continuous vaginal incubation. The objective of this study is to assess the efficacy, comfort and retention of the INVOcell with the retention device, and demonstrate superiority following 5-day vaginal incubation as compared to current 3-day vaginal incubation indication. The pivotal trial (clinicaltrials.gov identifier: NCT04246268) is a single arm, multicenter, open label trial at three clinical centers in the United States with each center enrolling 60 patients between the ages of 18 and 37 years old. The providers at each center will conduct the processes of ovarian stimulation, egg retrieval and embryo transfer per the standard protocols for their centers. Patient recruitment at each site has begun.

Market Opportunity

The global Assisted Reproductive Technology (ART) marketplace is a large, multi-billion industry growing at a strong pace of approximately 8-10% in many parts of the world as awareness and improving acceptance continues to drive demand. Additionally, the market is vastly underserved as a very high percentage of patients (worldwide) in need of care go untreated. The industry also remains capacity constrained thereby creating challenges in providing access to care to the volume of patients in need. According to the European Society for Human Reproduction (“ESHRE”) in 2018, Assisted Reproductive Technologies (“ART”) Fact Sheet, one in six couples worldwide experience some form of infertility problem at least once during their reproductive lifetime.  While there have been large increases in the use of IVF, only approximately 2.5 million ART cycles, including IVF, intra uterine insemination (“IUI”) and other fertility treatments, are now performed globally each year, producing approximately 550,000 births.  This amounts to less than 3% of the infertile couples worldwide being treated and only 1% having a child though IVF.  A survey by “Resolve: The National Infertility Association,” indicates the two main reasons couples do not use IVF are cost and geographical availability or capacity.

According to the American Society of Reproductive Medicine (ASRM) (2017), infertility in the United States affects an estimated 10%-15% of the couples of childbearing age. Based on preliminary 2018 data from CDC’s National ART Surveillance System,  approximately 306,000 IVF cycles were performed at 456 IVF centers with 65,840 of these cycles performed for egg banking for future use.

These transferred cycles resulted in 65,969 live births and 78,897 babies born. Outcomes per transfer of fresh embryos averaged a clinical pregnancy for woman under 35 years of age was 52% dropping to 38% for woman 38-40 years of Age. Outcomes per transfer of frozen embryos averaged a clinical pregnancy for woman under 35 years of age was 59% dropping to 54% for woman 38-40 years of Age. Although the use of IVF is still relatively rare, as compared to demand, its use has doubled over the past decade. Today approximately 1.7% of the infants born in the United States every year are conceived through IVF. Similar to the global statistics, the U.S. market also has a large unmet need when considering that, according to the CDC, there are approximately 6.7 million women in the U.S. with impaired fecundity and only 284,385 ART cycles were performed in the U.S. during 2017.

IVF has long been, and continues to be, a standard and effective treatment option for many infertile couples.  At the same time, the industry remains capacity constrained as there are a limited number of IVF clinics (i.e., a limited number of doctors, embryologists, lab incubators and lab space, among other things), which tends to be concentrated in higher population areas. All of these factors contribute to keeping the cost of service and access to care out of reach for many in need. Our patented and proven INVOcell technology is a unique, effective, low cost fertility treatment that offers a more natural option compared to IVF.  The procedure can also be provided without an IVF center and therefore can be available in many more locations than IVF.  Thus, we believe we are well-positioned to capture a significant share of this unmet market and help open up access to care to those millions of infertile couples that go untreated each year.

We believe our recent agreement with Ferring provides a significant opportunity to accelerate our goal of expanding INVOcell’s implementation to help solve the industry’s key challenges with providing access to care to a greater number of patients by lowering costs and alleviating capacity constraints while also delivering a treatment option with equivalent success rates to existing solutions. Ferring is a visionary, privately held biopharmaceutical company recognized around the world as a leader in women’s healthcare. Its mission is to help patients live better lives by researching, developing, manufacturing and marketing the most effective and innovative products in reproductive health, women’s health, urology, gastroenterology, endocrinology and orthopedics. Ferring makes its products available in over 100 nations with more than 5,000 employees worldwide. They have R&D facilities doing groundbreaking work in Denmark, Israel, Switzerland, China, India, Scotland and the U.S. To support the INVOcell initiative, Ferring has a new U.S. Operations Center on a sprawling 25-acre campus in Parsippany, NJ, which includes a state-of-the-art manufacturing suite, next-generation product development laboratories and a fully equipped education and training center.

Competition

The infertility industry is highly competitive and characterized by long-standing well-entrenched procedures as well as technological improvements.  The first IVF baby, Louise Brown, was born in 1977, making the IVF treatment over 40 years old.  Our INVOcell device represents the first new treatment alternative in 40+ years. The market for fertility treatment and devices is highly competitive in terms of pricing, functionality and service quality, the timing of development and introduction of new products and services and terms of financing.  We face competition from all ART practitioners and device manufacturers.  To date, most advancements in the ART market have been limited to incremental improvements to the various products designed to simply support traditional IVF. Our competitors may implement new technologies before we do, allowing them to offer more attractively priced or enhanced products, services or solutions.  Our competitors may have greater resources in certain business segments or geographic markets than we have.  We may also encounter increased competition from new market entrants or alternative ART technologies.

Competition in the area of infertility and ART services is also largely based on pregnancy rates and patient outcomes.  Accordingly, the ability of our business to compete is largely dependent on our ability to achieve adequate pregnancy rates and patient satisfaction levels.  The INVO Procedure offers an alternative treatment to couples that currently do not have access to treatments due to cost or location. We are not aware of any direct competitors to INVO Bioscience or the INVOcell device.  However, there are existing infertility treatment regimens that the INVOcell will compete with when an infertile couple, in conjunction with their physician, is choosing the treatment method for their infertility.  We believe that the menu of currently available clinical infertility treatment methods generally is limited to IUI and IVF.

Competing Treatments

Intra Uterine Insemination (IUI):  In IUI treatments, ovarian stimulation protocols with induction of ovulation are frequently used to recruit several follicles and improve clinical pregnancy rates.  When monitoring of ovulation indicates that the female patient is ready to ovulate, the male patient will produce a sperm sample in the fertility doctor’s office.  The sperm is then prepared and delivered to the uterus through a catheter. The most common reasons for IUI are low sperm count or decreased sperm mobility.  IUI does not address infertility causes such as tubal disease and other conditions that are treatable by IVF and the INVOcell device and process.  In addition, IUI does not produce the diagnostic information such as fertilization that an IVF or INVO cycle produces.  While data on IUI cycles is less readily available, we believe that several hundred thousand IUI cycles are performed annually in the U.S. by Ob/Gyn and IVF providers. In Europe, approximately 213,000 IUI cycles were performed annually (ESHRA, 2016). The cost of a single IUI treatment can range from $500 to $4,000 per cycle in the U.S. and somewhat lower in Europe. The differences in cost primarily depend on the stimulation protocol and the ovulation monitoring used by the physician. Pregnancy success rates with IUI range from 5% to 15% in the U.S.

In Vitro Fertilization (IVF):  IVF addresses tubal factor, ovulatory dysfunction, diminished ovarian reserve, endometriosis, uterine factor, male factor, unexplained infertility and other causes.  IVF bypasses the function of the fallopian tube by achieving fertilization within a laboratory environment.  Ovarian hyper-stimulation is common with IVF treatments to recruit numerous follicles to purportedly increase the chances for success.  Follicles are retrieved trans-vaginally using a vaginal probe and ultrasound guidance.  General anesthesia is frequently used due to the number of follicles retrieved and the resulting discomfort experienced by the patient.  The eggs are identified in the follicular fluid and combined with sperm and culture medium in culture dishes, which are placed in an incubator with a temperature and gas environment designed to mimic the condition of the fallopian tubes.  Once the embryos develop, typically over a 3 to 5 day period, they are transferred to the uterine cavity.  According to the 2018 U.S. averages as reported by the Society for Assisted Reproductive Technology (SART), clinical pregnancy success rates, using 5-day incubation, averaged approximately 53% (with no PGT) for IVF, with live birth rate success rates at approximately 43%.

The cost to the patient for a single IVF cycle (including drugs) is in the $12,000 - $15,000 range in the U.S. and can go as high as $30,000 depending on the IVF center and which optional add-on services the patient selects.  The cost of drugs for an IVF cycle range from $2,500 to $4,000.  The average cost per live birth using IVF can exceed $50,000 since the successful patient may require more than one cycle depending on the age of the patient.  Many patients who would be good candidates for IVF are unable to access it because of the high cost and lack of insurance reimbursement.  Additional obstacles to IVF often include significant distances to IVF clinics; travel costs; and time off from work.  In addition, some couples experience concerns regarding IVF such as the possibility of laboratory errors resulting in a wrong embryo transfer.

Competing Device

Our principal ART medical-device competitor is Anecova, a Swiss life sciences company with an intrauterine device, AneVivo™, for infertility treatment.  This device is a very small silicone tube with 360 micro perforations.  Oocytes are fertilized outside the device and then placed in the tube, which is placed inside the woman’s uterus for early embryo development. Placing the device in the uterus is more invasive and increases the risk to patient compared to the INVOcell, which is placed in a natural orifice. After 1-5 days, the device is removed, and the best embryo(s) are transferred back into the woman’s uterus.  We believe that the device is much more difficult to use than the INVOcell due to its size and the requirement to place the device in the uterus, a sterile environment.  We expect that the precision manufacturing of the Anecova device will drive its cost higher than our price.  The Anecova device would also only be available in hospitals and IVF Centers at a significantly higher cost than the INVOcell.  Currently, the Anecova device has obtained a CE Mark, however it does not have FDA approval, therefore the device is not expected to be available for some time in the United States or in many other parts of the world.

Competitive Advantages

We believe that the INVOcell has the following key competitive advantages:

Lower cost than IVF with equivalent efficacy:  The INVOcell Procedure can be offered for much less than IVF due to lower cost of supplies, labor, capital equipment and general overhead.  The laboratory equipment needed to perform an IVF cycle is expensive and requires ongoing costs (maintenance and calibration) as compared to what is required for an INVOcell Procedure. As a result, we believe INVOcell enables a clinic (and its laboratory) to be much more efficient as compared to IVF.

The INVOcell Procedure is currently being offered at practicing clinics at a range of $5,000 - $11,000 per cycle inclusive of medications thereby making it more affordable than traditional IVF (which tends to average $12,000 to $16,000 per cycle).

Greater Industry Capacity, Improved access to care and geographic availability:  In many parts of the world, including the U.S., IVF clinics tend to be concentrated in higher population centers and are often capacity constrained in terms of how many patients a center can treat. With the significant number of untreated patients along with the growing interest and demand for services, the industry remains challenged to provide sufficient access to care and at a more economical price. We believe INVOcell can play a significant role in helping to address these challenges. According to the 2017 CDC Report3, there are approximately 448 IVF centers in the U.S.  However, it is estimated that there are several thousand Ob/Gyn offices in the U.S. that currently offer fertility services (which usually involves consultation and IUI, but not IVF). Since the INVOcell Procedure does not require a specialized lab facility, large costly equipment or highly specialized staff (as needed with IVF), INVOcell could be offered in an Ob/Gyn office with the addition of minor capital equipment and proper training, thereby expanding the business for these physicians and allowing them to maintain the patient in-house rather than having to refer out to an IVF center. While INVOcell to date has been primarily offered in existing IVF centers (as an additional option for patients), the lower facility cost hurdles to provide our solution potentially opens the door for Ob/Gyn offices or even new start-up offices to provide INVOcell. Thus, in addition to lowering costs, we believe INVOcell can address a key industry challenge related to capacity through its ability to expand and decentralize the market and increase the number of points of care for patients. This powerful combination of lower cost and added capacity has the potential to dramatically open up access to care for patients around the world.

Greater patient involvement:  With the INVO Procedure, the patient uses her own body as the incubation environment.  This creates a greater sense of involvement, comfort and participation for patients who know that the fertilization is happening within their own bodies.  In some cases, this may also free a couple from ethical or religious concerns, or fears of laboratory mix-ups.

SALES AND MARKETING

Customers

Currently, our direct customers are the distributors and partners we have engaged in various countries, who in turn promote and sell the INVOcell Procedure to doctors and patients. Our focus is on finding the right partners in each region who we believe can best aid us in commercializing the INVOcell device and the INVOcell Procedure. We actively support our partners to ensure doctors are properly trained on administering the INVOcell Procedure. We typically train both a reproductive endocrinologist and an embryologist from a practice.  Participating doctors will likely have to make medical and business adjustments as they introduce the INVOcell device and procedure to others within their offices and to prospective patients as they determine where we fit into their practice.  Our business is dependent on the continuance of our distribution relationship with Ferring. In 2019, revenues related to our agreement with Ferring accounted for 99.7% of our total 2019 revenues.

Every center offering the INVO Procedure today is in their own stage of the integration process. Some centers have completely integrated the INVO Procedure into their product offering, while others are at the beginning stages of patient recruitment. As a result of our partnership with Ferring in early 2019, we continue to experience a growing number of U.S. clinics adopting and offering the INVOcell Procedure with an increase of over 100% during 2019.

Revenue and Product Pricing

We currently generate revenue primarily from product sales and the amortization of the upfront licensing fee received in connection with the Ferring Distribution Agreement. We are also actively pursuing opportunities in which to generate service revenue associated with the INVOcell Procedure itself. For the U.S. market, under the terms of our Distribution Agreement with Ferring, we are allowed to own/operate up to 5 dedicated INVO-only clinics whereby we would generate revenue by offering services. We have yet to establish any U.S. centers, but we are pursuing this initiative. Additionally, we recently entered into an agreement to form a joint-venture partnership for the India market whereby we will be a 50% partner in the joint-venture that plans to establish dedicated INVO-only clinics.

For the various markets, we price the INVOcell Intravaginal Culture System technology based on discussions with our key partners that reflect the innovative features of the device, the savings in physician’s laboratory fixed costs and the billings the physician will receive from patients to perform INVO.  Our goal is to have the INVO Procedure offered to infertile couples at a lower cost alternative. While we attempt to keep our pricing consistent across markets, any variation may have an impact on our overall gross margins.

INVOcell Culture Device:    For the U.S. market, our price for the INVOcell and retention devices has been agreed to with Ferring. Ferring has minimum quantities they must purchase from us on an annual basis in order to retain their exclusivity. In the international markets the price will be determined based on current offerings and discussions with key partners. IVF centers or Ob/Gyn groups purchasing a large number of devices and promoting the INVO process may receive discounted prices and certain free advertising of their facility on our website.  It is expected that the INVOcell may sell for different prices throughout the world as a reflection of different economies and prices of the IVF procedure in different regions.

INVOcell Retention Device:  This is a single-use, modified diaphragm that includes holes to allow for natural drainage of vaginal fluids. The current model is an FDA cleared and CE Marked product purchased from a US company. This retention device is sold in conjunction with the INVOcell device for an added cost.

Fixed Laboratory Equipment:  The equipment used in the INVO Procedure (microscope with video system, bench centrifuge, incubator without CO2, bench warmer and laminar flow hood) is readily available in the market.  We expect that existing IVF labs will generally already have the necessary equipment to perform an INVOcell Procedure. A new facility or non-IVF center can procure the necessary equipment for approximately $75,000-$100,000 or less depending on existing equipment they may already possess.

Sales Strategy

Our product commercialization efforts are focused on identifying distributors and partners within targeted geographic regions that we believe can best promote, market and sale the INVOcell device and process. We are also seeking partners that will contractually commit to meeting agreeable performance objectives that are consistent with our specific goals for the particular region. To date, we have entered into the major agreement with Ferring for the U.S. market, as well as agreements in several other foreign markets, including Turkey, Jordan, Ethiopia, Sudan, Uganda, Nigeria and the India JV.

Our sales and marketing activities are being led by our COO and VP of Business Development, Michael Campbell, who joined us in February of 2019. Mr. Campbell was previously the Vice President of IVF Americas Business Unit for Cooper Surgical, Inc. (CSI), a wholly owned subsidiary of The Cooper Companies (NYSE: COO), and is also a member of the board of directors for INVO Bioscience. Mr. Campbell has substantial medical device sales, marketing and business development leadership experience within Global Fortune 500 and start-up company environments.  During his 12-year career at Cooper Surgical, he was responsible for the IVF product portfolio sales globally including the US, Canada, Latin America, Europe, Middle East, Africa, and Asia Pacific regions. During 2019, we further enhanced our resources with the addition of an experienced international business development person, who is located overseas. We anticipate adding additional personnel to help support the growing, global interest in our technology during 2020.

Target Markets

Infertility is a global issue with the key industry challenges (cost, capacity, access to care, and a large percentage of patients going untreated each year) being similar across regions. Current treatment options, IUI and IVF, are also common around the world. With INVOcell being FDA cleared and CE Marked, our commercialization strategy is a global effort and approach.

Worldwide – According to ESHRE February 2018, one in six couples worldwide experience some form of infertility problem at least once during their reproductive lifetime. The current prevalence of infertility lasting for at least 12 months is estimated to be around 10% worldwide for women aged 20-44. In 2014, the latest year for which figures are available, almost 800,000 treatment cycles were reported from 39 European countries.  The global need for ART is currently estimated to be at least 1,500 cycles/million population per year.  With the global population of 7.5 billion, the estimate for infertility prevalence is 50 million couples.

U.S. – According to The National Survey of Family Growth from the Centers for Disease Control, in the year 2016, Over 7.5 million women in the U.S. had difficulty conceiving (12.4%) With only about 760,000 couples receiving fertility treatment (IUI, IVF and other treatments). This leaves more than six million couples receiving no treatment. According to the ASRM’s 2015 Access to Care Summit White Paper, the largest barrier to patients seeking treatment is the cost of the treatment and the lack of insurance coverage to help cover the cost.

Insurance Reimbursement for Infertility Treatment

In the United States, there is generally minimal insurance coverage for infertility treatments, and what coverage there is varies on a state by state basis. As of April 2020, nineteen (19) states mandate some form of insurance reimbursement for infertility treatment.  Thirteen (13) states mandate reimbursement for IVF, while other states cover some form of infertility treatment, but they may also specifically exclude IVF due to cost. Some states have coverage for IUI and not IVF. In addition, under current fertility service insurance standards, some practices require an infertile patient have at least three IUI cycles before pursuing IVF. As a result, many patients are often referred to IVF when multiple IUI attempts have failed. Despite the limited overall insurance coverage, there continues to be improvement in the insurance arena. For example, there has been strong growth in private insurance options (such as with Progyny) and a greater number of large corporations that are now offering added coverage to their employees in the U.S. As of the date hereof, the INVOcell and INVO Procedure are generally not covered for insurance reimbursement.  However, there are aspects of the procedure that are the same as done in IVF and may eligible for reimbursement.   We intend to seek reimbursement coverage where applicable for our device and procedure.  We generally believe the market will continue to increase insurance coverage, which will further enhance the demand for service.

Most European countries have some level of coverage for infertility treatment, but the level of coverage varies from country to country and even within countries.  For example, the National Health Service in the UK covers a portion of most costs for infertility treatment.  However, that standard is not applied universally throughout the UK and some counties provide almost no coverage.  In 2010, in Canada, the Province of Quebec mandated the full payment of up to 3 ART cycles for residents; however, in November of 2016 they halted the program.

Branding and Promotion

We have a logo associated with the INVOcell device and have obtained U.S. trademark registrations for trademarked “INVO Bioscience”, “INVOCELL” “INVO CENTER” and “INVO”.  We also have pending U.S. applications to register “INVOBABY” and “INVO CENTER.”  The “INVOCELL” and “INVO” trademarks are also covered by registrations with the World Intellectual Property Organization, the Canadian Intellectual Property Office, and the trademark office of Israel.   Our website now refers patients in the US to Ferring. We will continue to provide updated information to people looking for INVO in the U.S. to support Ferring and our own US and International efforts as well as the comprehensive FAQ section.

REGULATION

Domestic Regulations

The manufacture and sale of our products are subject to extensive regulation by numerous governmental authorities, principally by the FDA in the U.S. and corresponding foreign agencies.  The FDA administers the Federal Food, Drug and Cosmetic Act (FDCA) and the regulations promulgated thereunder.   Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, approval of a premarket approval (PMA) or issuance of a de novo classification The FDA classifies medical devices into one of three classes depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness.  Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness generally can be assured by adherence to the FDA’s general controls, which include labeling, compliance with the Quality System Regulation (QSR), and registration and listing.  Class II devices are subject to the FDA’s general controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA in order to obtain a 510(k) clearance for the device.  Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification demonstrating that the device is “substantially equivalent” to either a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or a device that was reclassified from Class III to Class II or I, or another commercially available device that was cleared through the 510(k) process or that was granted marketing authorization through the de novo classification process under section 513(f)(2) of the FDCA.

If the device is not “substantially equivalent” to a previously cleared device, the device is automatically placed into Class III.  The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification into class I or class II in accordance with the de novo classification process, which is a route to market for medical devices that are low to moderate risk, but are not substantially equivalent to a predicate device.  The granting of the de novo request permits the device to be marketed, creates a classification regulation for devices of this generic type, and allows the device to serve as a predicate device for subsequent 510(k) premarket notifications. If FDA does not grant the de novo request, the device remains in Class III.  Class III devices require an approved PMA before they can be marketed, although some pre-amendment Class III devices for which the FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials.

In November 2015, FDA granted our petition for de novo classification of the INVOcell device.  The INVOcell is intended for use in preparing, holding, and transferring human gametes or embryos during In Vitro Fertilization/Intra Vaginal Culture (IVF/IVC) and Intra-cytoplasmic Sperm Injection Fertilization/Intravaginal Culture (ICSI/IVC) procedures.  The special controls include clinical and non-clinical performance testing, biocompatibility, sterility and shelf-life testing, and labeling.  These special controls also apply to competing products that seek 510(k) clearance under the classification regulation for Intravaginal Culture Systems.

After a device is cleared or approved or classified through the de novo process, numerous regulatory requirements continue to apply.

These include:

●	establishment registration and device listing;
●	QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent quality assurance procedures during all aspects of the design and manufacturing process;
●	labeling regulations that require truthful, not misleading, and fairly balanced labeling and prohibit the promotion of products for “off-label” uses and impose other restrictions on labeling;
●

clearance of a new 510(k) premarket notification for modifications to 510(k) cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of the device;

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medical device reporting regulations, which require that a manufacturer report to the FDA information that reasonably suggests a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

●

correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

●	complying with the Unique Device Identification (UDI) requirements, including the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;
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the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations if the FDA finds that there is a reasonable probability that the device would cause serious, adverse health consequences or death; and

●	post-market surveillance activities deemed by FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use.  Medical device manufacturers are subject to periodic inspections by the FDA.  If the FDA believes that a company may not be operating in compliance with applicable laws and regulations, the FDA and the Department of Justice can take a number of compliance or enforcement actions, including the following:

●	issue a form 483 to initiate corrective actions by the company;
●	issue a warning letter or untitled letter apprising of violative conduct;
●	detain or seize products;
●	mandate a recall;
●	seek to enjoin future violations; and
●	seek civil and criminal penalties against the company, its officers or its employees

We have successfully completed two comprehensive inspections by the FDA in January 2012 and November 2014 resulting in no action indicated (NAI). We are also a participant in the Medical Device Single Audit Program (MDSAP) and successfully completed our first MDSAP audit conducted December 17-18, 2019.

Clinical Trials

All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption (IDE), regulations that govern investigational device labeling, prohibit promotion of the investigational device, and specify recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” as defined by the FDA, the agency requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. The IDE will automatically become effective 30 days after receipt by the FDA, unless the FDA denies the application or notifies the company that the investigation is on hold and may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE that require modification of the study, the FDA may permit a clinical trial to proceed under a conditional approval. In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board (IRB), for each clinical site. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still comply with abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements.

International Regulations

We are subject to regulation in each of the foreign countries where our products are sold.  Many of the regulations applicable to our products in such countries are similar to those of the FDA.  The national health or regulatory organizations of certain countries require that our products be qualified before they can be marketed in those countries.  Many of the countries we are targeting either do not have a formal approval process of their own or will rely on either FDA clearance or the European approval, the CE mark – although many of these countries do require specific registration processes in order to list the INVOcell and make it available for sale.

In particular, marketing of medical devices in the European Union (“EU”) is subject to compliance with Council Directive 93/42/EEC (“MDD”). Similar to the U.S. system, medical devices are classified into one of four classes: I, IIa, IIb and III, with class I representing the lowest risk products and class III the highest risk products. A medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-declare the conformity of its products with the essential requirements (except for any parts that relate to sterility or metrology), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are private entities that are authorized or licensed to perform such assessments by government authorities. The notified body must audit and examine a product’s technical dossiers and the manufacturers’ quality system. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the. Once the product has been placed on the market in the EU, the manufacturer must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device. The notified body has on-going audit rights and must be notified of all significant changes to the device or the manufacturer’s quality management system.

With our CE marking, we also have the necessary regulatory authority to distribute our product, after registration, in the European Economic Area (i.e., the Member States of the European Union plus Iceland, Norway and Liechtenstein).  In addition, we will have the ability to market in various parts of the Middle East, Asia and South America[, which recognize the CE marking]. Every country has different regulatory and registration requirements, and we have begun or completed registrations in a number of countries. In general, we are registering the product based on the size of the market and our ability to service it given our resources.

In 2009, we received clearance from Health Canada to market, sell and train on the use of the INVOcell and INVO procedure in Canada, which may include potentially acquiring the Effortless IVF Canada entity from its current owner.. Although the Canadian government approved the INVOcell, in Canada the local physician’s college must authorize the use of new products in each province. These governing colleges also want to see the product approved in the country of origin before moving forward in Canada.  With the 2015 FDA approval, Effortless IVF, CA obtained approval of the local physician’s college, raised funds in 2016, and built an INVO center in Calgary Canada. This Calgary center operated on a limited basis initially and was then put on hold by its owner for reasons we believe are unrelated to any issues with INVOcell. We intend to focus appropriate efforts in 2020 to cultivate and build the Canadian market.

In 2012, we received Brazil’s National Health Surveillance Agency (ANVISA) clearance approving the sale and use of the INVOcell throughout Brazil.  The approval opens the door for INVO Bioscience to market INVOcell in a large and fast growing economy with over 190 million people.  In 2016, we completed a new registration with a Brazilian Authorization Holder (BAM) that allows flexibility within the distribution channel which was approved by ANVISA in 2017.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our products and technologies. Our goal is to develop a strong intellectual property portfolio that enables us to capitalize on the research and development that we have performed to date and will perform in the future, particularly for each of the products that we commercialize such as the INVOcell. We rely on a combination of patent, copyright, and trademark laws in the United States and other countries to obtain and maintain our intellectual property. We protect our intellectual property by, among other methods, filing patent applications with the U.S. Patent and Trademark Office and its foreign counterparts on inventions that are important to the development of our business.

Our product development process has resulted in the development of one (1) patent currently live and in good standing covering the INVOcell device, which is set to expire on July 14, 2024 (US Pat. No. 7,759,115). We completed a redesign of the INVOcell device as well as process improvements on the INVO Procedure, which support two new patent applications. We already submitted two provisional patent applications to the USPTO on November 20, 2019 (“Improved IVC Container and Method” and “Improved Incubation and/or Storage Container System and Method”). We expect to submit the  two regular patent applications to the USPTO in November 2020, followed by a PCT (Patent Cooperation Treaty) application to further expand patent protection in strategic locations across the globe.

Our portfolio of US registered trademarks includes:

•           Registration Nos. 6146631 and 3757982 for INVOCELL

•           Registration No. 4009827 for INVO

•           Registration No. 4009828 for INVO BIOSCIENCE

We also have pending U.S. applications to register the trademarks INVOBABY (App. No. 88804749) and INVO CENTER (App. No. 88564596)

Legal Proceedings

Paasch, et al. v. INVO BioScience, Inc. et al

INVO Bioscience, Inc., and one of its directors were, since 2010, defending litigation brought by investors in an alleged predecessor of INVO Bioscience.  On March 24, 2010, INVO Bioscience, Inc. and its corporate affiliate, Bio X Cell, Inc., Claude Ranoux, and Kathleen Karloff were served an Amended Complaint, the original of which was filed on December 31, 2009 at the Suffolk Superior Court Business Litigation Session by two terminated employees of Medelle Corporation (also named as a co-defendant but no longer active), who are also attorneys, and a former investor in and creditor of Medelle.  These plaintiffs allege various claims of wrongdoing relating to the sale of assets of Medelle to Dr. Ranoux.  Plaintiffs claim that Dr. Ranoux, Ms. Karloff, and Medelle (and therefore INVO Bioscience as an alleged successor corporation) violated alleged duties owed to plaintiffs in connection with the sale.  Separate claims were also alleged against INVO Bioscience.

During 2010, Dr. Ranoux, Ms. Karloff, and INVO Bioscience filed Motions to Dismiss as to all claims, pursuant to M.R.Civ. P. 12(b)(6).  In a written Decision rendered on November 12, 2010, the judge dismissed all claims against INVO, Bio X Cell, and Ms. Karloff, and also dismissed the claims against Dr. Ranoux alleging civil conspiracy and breach of M.G.L. c. 93A.  The judge denied Dr. Ranoux’s motion to dismiss the remaining breach of fiduciary duty and fraud claims.  The plaintiffs allege in their Amended Complaint that Dr. Ranoux committed fraud by failing to inform them of the details of the Medelle auction.

The claims against Dr. Ranoux that survived the November 2010 dismissal order were submitted to binding arbitration.  On February 15, 2013, the mutually agreed arbitrator ruled in favor of Dr. Ranoux. The award held that Dr. Ranoux did not withhold information about the auction of Medelle’s assets and expressed doubt that the plaintiffs would have invested the resources necessary to make a beneficial use of the assets.  The arbitrator’s award then was confirmed by the Superior Court on August 21, 2013.  The Superior Court’s confirmation of the award was affirmed on appeal on October 20, 2013 by the Massachusetts Appeals Court.  The Massachusetts Supreme Judicial Court then denied further appellate review.

On October 18, 2016, following motions and argument, the Superior Court issued a memorandum of decision and order denying plaintiffs’ motion for entry of default judgment and assessment of damages against Medelle and allowed the motion of INVO Bioscience, BioXcell, and Ms. Karloff for entry of final judgment of dismissal.  The foregoing order was converted to a final judgment dismissing all claims against all defendants and entered on the docket on October 27, 2016.

On November 28, 2016, plaintiffs filed an amended notice of appeal from the Superior Court’s decision of October 17, 2016 and the subsequent judgment entered on October 27, 2016.  The appeal further challenges the order of dismissal from November 2010.  Plaintiffs did not appeal from the dismissal of the claims against Ms. Karloff, so the judgment in her favor is now final, leaving claims against INVO Bioscience, Bio X Cell, Medelle, and Dr. Ranoux.

On November 11, 2019, the Company entered into a Settlement Agreement and Release with Jo Ann Jorge, Francis Gleason, Jr., and Ronald Passch, M.D. (collectively, the “Claimants”), under which we agreed to pay Claimants $90,000 in cash and 9,375 shares of common stock at a value of $93,750 in full satisfaction of all claims. Following execution of the Settlement Agreement and Release, all parties dismissed the lawsuit with prejudice and mutual releases were granted by all parties under the Settlement Agreement and Release.

INVO Bioscience, Inc. v. James Bowdring

On August 7, 2019, the Company sent James Bowdring, a related party, a check in the amount of $65,197 as full and final payment under those certain promissory notes dated April 8, 2011 and November 9, 2011 (the “Notes”).  On August 8, 2019, Mr. Bowdring’s legal counsel returned the check.  A basis for returning the check was a claim that the interest due under the Notes called for compounded interest and not per annum interest.  In addition, the letter rejecting the tender of the payment in full check alleged Mr. Bowdring was considering a future intention to convert his Notes into shares of the Company’s common stock.  Mr. Bowdring, through his counsel, indicated that such future intention to convert the Notes to common stock were contingent upon Mr. Bowdring addressing certain personal issues which were not disclosed by his counsel in the correspondence returning the checks.  The Company does not believe that Mr. Bowdring has the right to seek conversion of the Notes once payment for the Notes has been tendered.  In order to resolve the issue of the Company’s tender of payment in full versus Mr. Bowdring’s assertion that he can reject tender and seek conversion, the Company has filed an action in the Suffolk Superior Court in Boston on September 3, 2019 seeking Declaratory Judgment and Judgment for Breach of Contract. On September 30, 2019, Mr. Bowdring filed an answer and counterclaim under which he alleged breach of contract, fraud, promissory estoppel, unfair and deceptive practices and constructive trust. Mr. Bowdring is seeking receipt of all shares due under the adjusted conversion price.

The 10% Senior Secured Convertible Promissory Notes were issued on April 8, 2011 and November 9, 2011, with maturity dates thirty days subsequent to the dates of issuance.  Interest was calculated at 10% per annum, compounded based on a 360-day year. Investors had the option to convert any unpaid principal and accrued interest into shares of Company’s common stock original conversion prices of $0.96 and $.0.32 respectively, subject to adjustments upon the Company’s issuances of stock at prices less than the original conversion prices during the 24-months after issuance of each note (i.e. currently $0.21).

We do not currently expect the above matter to have a material adverse effect upon either our results of operations, financial position or cash flows.

Properties

We currently do not own any real property and operate from leased facilities. Our principal executive office is located at 5582 Broadcast Court Sarasota, Florida 34240. The lease is for one 5-year term, with option to extend for one 3-year term. We lease approximately 1,223 square feet in the Sarasota facility, pursuant to a May 2019 lease. The lease has a 5-year term with a 3% annual increase and an option to renew for an additional three years under the same terms. We believe that our facilities are adequate to meet our needs.

Employees

As of December 31, 2019, we had nine full-time employees. We also engage key consultants to further support our operations.

Management

The following table sets forth information with respect to each of our directors, and executive officers including their position(s) and age as of the date of this Registration Statement.

NAME	AGE	POSITION
Mr. Steven Shum	50	Director, Chief Executive Officer
Mr. Matthew Szot	46	Director
Dr. Kevin Doody, MD	61	Director, Medical Director
Mr. Trent Davis	52	Director
Ms. Debra Hoopes	60	Acting Chief Financial Officer
Mr. Michael Campbell	61	Chief Operating Officer and Vice President of Business Development
Ms. Barbara Ryan	60	Director
Dr. Jeffrey Segal	61	Director

Steven M. Shum. Mr. Shum is our Chief Executive Officer, a position he has held since October 10, 2019 and is also a director, a position he has held since October 11, 2017. Previously, Mr. Shum was Interim Chief Executive Officer (from May 2019 to October 7, 2019) and Chief Financial Officer of Eastside Distilling (NASDAQ: ESDI) (from October 2015 to August 2019). Prior to joining Eastside, Mr. Shum served as an Officer and director of XZERES Corp, a publicly-traded global renewable energy company, from October 2008 until April 2015 in various officer roles, including Chief Operating Officer from September 2014 until April 2015, Chief Financial Officer, Principal Accounting Officer and Secretary from April 2010 until September 2014 (under former name, Cascade Wind Corp) and Chief Executive Officer and President from October 2008 to August 2010. Mr. Shum also serves as the Managing Principal of Core Fund Management, LP and the Fund Manager of Core Fund, LP. He was a founder of Revere Data LLC (now part of Factset Research Systems, Inc.) and served as its Executive Vice President for four years, heading up the product development efforts and contributing to operations, business development, and sales. He spent six years as an investment research analyst and portfolio manager of D.N.B. Capital Management, Inc. His previous employers include Red Chip Review and Laughlin Group of Companies. He earned a B.S. in Finance and a B.S. in General Management from Portland State University in 1992.Group of Companies. He earned a B.S. in Finance and a B.S. in General Management from Portland State University in 1992.

Matthew Szot. Mr. Szot is a director, a position he has held since September 13, 2020, and Chairman of the Audit Committee and Compensation Committee, positions he has held since September 14, 2020.  Mr. Szot is currently the Executive Vice President and Chief Financial Officer of S&W Seed Company (Nasdaq: SANW) where he has served since March 2010. Mr. Szot brings a wealth of knowledge in mergers and acquisitions, corporate strategy, equity and debt financings, corporate governance, SEC reporting and compliance, technical GAAP, and developing and implementing financial and operational process improvements. Mr. Szot is also currently a director and serves as Chairman of the Audit Committee and a member of both the Compensation Committee and Nominating and Governance Committees of SenesTech (Nasdaq: SNES), a publicly traded life science company with next generation technologies for managing animal pest populations through fertility control. From June 2018 to August 2019, Mr. Szot served on the board of directors and as Chairman of the Audit Committee of Eastside Distilling, Inc. (NASDAQ; EAST), a publicly traded company in the craft spirits industry.  From February 2007 until October 2011, Mr. Szot served as the Chief Financial Officer for Cardiff Partners, LLC, a strategic consulting company that provided executive financial services to various publicly traded and privately held companies. Prior thereto, from 2003 to December 2006, Mr. Szot served as Chief Financial Officer and Secretary of Rip Curl, Inc., a market leader in wetsuit and action sports apparel products. From 1996 to 2003, Mr. Szot was a Certified Public Accountant with KPMG in the San Diego and Chicago offices and served as an Audit Manager for various publicly traded companies. Mr. Szot graduated with High Honors from the University of Illinois, Champaign-Urbana with a Bachelor of Science degree in Agricultural Economics/Accountancy. Mr. Szot is a Certified Public Accountant in the State of California.

Kevin Doody, M.D. Dr. Doody serves as Medical Director for INVO Bioscience, a position he has held since April 2017 and is also a member of the board of directors, a position he has held since April 7, 2017.  Dr. Doody is a renowned fertility specialist who is the founder and Medical Director for the Center for Assisted Reproduction (CARE Fertility) and Effortless IVF located in Bedford Texas. The Center for Assisted Reproduction, established in 1989, has been a pioneer of assisted reproductive technologies in the north Texas region with several firsts including the first ICSI pregnancy and the first to successfully implement a blastocyst culture system. CARE Fertility had the first pregnancy in the region with a pregnancy following embryo biopsy and pre-implantation genetic testing for cystic fibrosis.  CARE Fertility/Effortless IVF also was the first to adopt the INVOcell™ Intravaginal Culture System since the INVOcell first obtained FDA clearance.  Dr. Doody is President of the Society for Assisted Reproductive Technology (SART), on the board of directors of the American Society for Reproductive Medicine (ASRM) and a member of the RESOLVE Physician Council.  As INVO Bioscience’s Medical Director, Dr. Doody provides medical and clinical guidance, INVO education and training, and oversight of risk management and post-market surveillance activities as well as support current and new product development.

Trent Davis. Mr. Davis is one of our directors since his appointment in December 2019.  Mr. Davis also serves as Chairman of our Nominating and Corporate Governance Committee, a position he has held since September 2020.  In addition, Mr. Davis is currently Chief Executive Officer of Paulson Investment Company, LLC, a boutique investment firm that specializes in private equity offerings of small and mid-cap companies. From December 2014 to December 2018, Mr. Davis was President and Chief Operating Officer of Whitestone Investment Network, Inc., which provides executive advisory services and also restructures, recapitalizes and makes strategic investments in small to midsize companies. Since March 2018, Mr. Davis was served as a director of Senmiao Technology Limited (Nasdaq: AIHS), an online lending platform in China. From August 2016 to August 2019, Mr. Davis served as director of Eastside Distilling, Inc. (Nasdaq: EAST), and from July 2015 to April 2017, he served as director of Dataram Corporation (Nasdaq: DRAM). Mr. Davis helped to successfully complete the reverse merger between Dataram and U.S. Gold Corp (Nasdaq: USAU), a gold exploration and development company. From December 2014 to July 2015, Mr. Davis served as Chairman of the board of directors of Majesco Entertainment Company (Nasdaq: COOL). Mr. Davis also served as director and President of Paulson Capital Corp. (Nasdaq: PLCC) from November 2013 to July 2014, when Paulson Capital Corp. completed a reverse merger with VBI Vaccine (Nasdaq: VBIV). Mr. Davis continued to serve on the board and the Audit Committee of VBI until May 2016. Prior to serving on the board of Paulson Capital Corp., Mr. Davis served as the Chief Executive Officer of its subsidiary, Paulson Investment Company, LLC, where he oversaw he syndication of approximately $600 million of investment in over 50 client companies in both public and private transactions. In 2003, Mr. Davis served as Chairman of the Board of the National Investment Banking Association. Mr. Davis holds a B.S. in Business and Economics from Linfield College and an M.B.A. from the University of Portland. Mr. Davis is qualified to serve on the board because of his deep knowledge of finance and public company issues, capital market, advisory and entrepreneurial experiences, and extensive expertise in operational and executive management.

Debra Hoopes. On August 14, 2019, the Company appointed Debra Hoopes as its Acting Chief Financial Officer. Ms. Hoopes currently serves as Chief Financial Officer and Chief Administrative Officer of Shine Management, Inc., an outsourced management services organization, a position she has held since August of 2017.   Previously, Ms. Hoopes was a co-owner of H2CFO LLC in 2017 and prior to 2017 was the sole owner of Hoopes Management & Advisory Services LLC, through which provides outsourced CFO services. Ms. Hoopes is a Certified Public Accountant (licensed in Virginia and Maryland) with a Bachelor of Science degree in Accounting from Virginia Tech and a Master of Business Administration from George Washington University and is a Chartered Global Management Accountant.

Michael J. Campbell. Mr. Campbell is our Chief Operating Officer and Vice President of Business Development, positions he has held since February 2019, a position he has held since October 2017.  Mr. Campbell also served as a member of our board of directors from October 2017 to September 2020.  Mr. Campbell was previously the Vice President of IVF Americas Business Unit for Cooper Surgical, Inc. (CSI), a wholly owned subsidiary of The Cooper Companies (NYSE: COO). Mr. Campbell has substantial medical device sales, marketing and business development leadership experience within Global Fortune 500 and Start-up Company environments. During his over 11-year career at Cooper Surgical, Mike has been responsible for IVF product portfolio sales globally including the US, Canada, Latin America, Europe, Middle East, Africa, and Asia Pacific regions. In addition to Mr. Campbell’s current position as Vice President of IVF Americas Business Unit, he served in various leadership roles including Vice President of International Business Unit from 2013-2014 and as Vice President of IVF Business Unit from 2006 to 2012. Prior to joining Cooper Surgical, Mike was Vice President of Sales, Marketing and Business Development at Retroactive Bioscience from 1997 to 2006 and Vice President of Sales and Marketing for Gabriel Medical from 1994 to 1997. Mr. Campbell also served in various senior management positions across marketing, sales and product management at Boston Scientific Corporation beginning in 1984 through 1994.

Barbara Ryan.  Ms. Ryan is a director, a position she has held since September 2020. Ms. Ryan founded Barbara Ryan Advisors, a capital markets and communications firm, in 2012 following a more than 30-year career on Wall Street as a sell-side research analyst covering the US Large Cap Pharmaceutical Industry. Ms. Ryan has deep experience in equity and debt financings, M&A, valuation, SEC reporting, financial analysis and corporate strategy across a broad range of life sciences companies. Barbara worked on several of the industry’s largest M&A transactions; Shire’s defense versus a hostile takeover attempt by Abbvie, Shire’s takeover of Baxalta, Allergan’s defense against Valeant and Perrigo’s defense versus Mylan. Barbara served as an executive team member and on the disclosure committee for Radius Health from January 2014 to December 2017 and played a critical role in the Company’s IPO and subsequent follow on offerings which raised over $1 billion. Ms. Ryan has also served as an executive team member at Eloxx Pharmaceuticals, a development stage rare disease company, where she played a critical role in the Company’s uplisting to the Nasdaq and subsequent follow on offering. Previously, Ms. Ryan was a Managing Director at Deutsche Bank/Alex Brown and Head of the company’s Pharmaceutical Research Team for 19 years and began her research career covering the Pharmaceutical industry at Bear Stearns in 1982. Ms. Ryan also covered the drug wholesalers and PBMs, and was the lead analyst on many high-profile IPO’s including Express Scripts, PSSI, Henry Schein, and Flamel Technologies. Ms. Ryan currently serves as a director for Gilda’s Club NYC, a non-profit organization and is the Founder of Fabulous Pharma Females, a non-profit whose mission is to advance women in the biopharma industry. Ms. Ryan has led the development of women leadership programs at Radius Health and Eloxx Pharmaceuticals.

Jeffrey J. Segal, M.D. Dr. Segal founded Medical Justice Services Inc., an organization focused on protecting physicians from frivolous lawsuits in 2004, and currently serves as CEO.  In 2010, Dr. Segal also launched the eMerit platform for Medical Justice Services, Inc. to enable hospitals and doctors to maximize their online presence and provide patients an ability to locate doctors online.  In December 2019, Dr. Segal joined the Byrd Adatto Law Firm as a partner.  From 2000-2004, Dr. Segal co-founded and served as CEO of DarPharma, Inc., a clinic focused on therapies for schizophrenia, Parkinson’s disease and other targeted CNS disorders.  From 1999 through 2002, Dr. Segal co-founded and served as CEO of On-Call Solutions, Inc., a company focused on web-based design of physician call schedules. Dr. Segal is also a board certified neurosurgeon and operated a private neurosurgery practice from 1991-2000. Dr. Segal received his B.A. from the University of Texas, his medical degree from Baylor College of Medicine and his juris doctor from Concord Law School.

Independence of the Board of Directors

The listing rules of Nasdaq require us to maintain a Board comprised of a majority of independent directors, as determined affirmatively by our Board. In addition, the Nasdaq listing rules require that, subject to specified exceptions, each member of our Audit, Compensation and Nominating and Corporate Governance Committees must be independent. Audit Committee members and Compensation Committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the Nasdaq listing rules, a director will only qualify as an “independent director” if, in the opinion of our Board, the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibilities.

Our Board has undertaken a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that none of Trent Davis, Mathew Szot, Barbara Ryan and Jeffrey Segal, M.D.., representing four of our six directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that they each are an “independent director” as that term is defined under the Nasdaq listing rules. Mr. Shum is not considered independent due to his position as our Chief Executive Officer. Mr. Doody is not considered independent due to the level of compensation received by him in 2018.

In making these determinations, our Board considered the relationships that each nonemployee director has with us and all other facts and circumstances our Board deemed relevant in determining their independence, including consulting relationships, family relationships and the beneficial ownership of our capital stock by each non-employee director.

Code of Ethics

We have adopted a Code of Conduct that applies to all employees including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The text of our Code of Conduct is posted in the “Investor Information—Corporate Governance” section of our website, www.INVOBioscience.com.

We intend to disclose on our website any amendments to, or waivers from, our Code of Business Conduct and Ethics that are required to be disclosed pursuant to the disclosure requirements of Item 5.05 of Form 8-K.

Compensation Committee

On December 9, 2019, our board of directors established a Compensation Committee.  Our Compensation Committee currently consists of Mr. Szot (Chair), Mr. Davis and Ms. Ryan.

The Compensation Committee oversees our compensation policies, plans and programs, and to review and determine the compensation to be paid to our executive officers and directors. In addition, the Compensation Committee has the authority to act on behalf of the Board in fulfilling the Board’s responsibilities with respect to compensation-based and related disclosures in filings as required by the Securities and Exchange Commission. This committee met on one occasion during fiscal 2019.

Nominating and Corporate Governance Committee

On September 14, 2019, our board of directors established a Nominating and Governance Committee, Our Nominating and Corporate Governance Committee currently consists of Mr. Davis (Chair), Mr. Szot and Ms. Ryan.

The Nominating and Corporate Governance Committee (i) oversees our corporate governance functions on behalf of the Board; (ii) makes recommendations to the Board regarding corporate governance issues; (iii) identify and evaluate candidates to serve as our directors consistent with the criteria approved by the Board and reviews and evaluates the performance of the Board; (iv) serves as a focal point for communication between director candidates, non-committee directors and management; (v) selects or recommends to the Board for selection candidates to the Board, or, to the extent required below, to serve as nominees for director for the annual meeting of shareholders; and (vi) makes other recommendations to the Board regarding affairs relating to our directors. This committee held one meeting during fiscal 2019.

Audit Committee

On September 15, 2020, our board of directors established an Audit Committee.  Our Audit Committee members currently consist of Mr. Szot (Chair), Dr. Segal and Ms. Ryan. Each of the members of our Audit Committee is an independent director under the Nasdaq listing rules, satisfies the additional independence criteria for Audit Committee members and satisfies the requirements for financial literacy under the Nasdaq listing rules and Rule 10A-3 of the Exchange Act, as applicable.

Our board has also determined that Mr. Szot qualifies as an Audit Committee financial expert within the meaning of the applicable rules and regulations of the SEC and satisfies the financial sophistication requirements of the Nasdaq listing rules.

Our Audit Committee oversees our corporate accounting and financial reporting process and assists our Board in monitoring our financial systems and our legal and regulatory compliance. Our Audit Committee also:

●	oversees the work of our independent auditors;

●	approves the hiring, discharging and compensation of our independent auditors;

●	approves engagements of the independent auditors to render any audit or permissible non-audit services;

●	reviews the qualifications, independence and performance of the independent auditors;

●	reviews our financial statements and our critical accounting policies and estimates;

●	reviews the adequacy and effectiveness of our internal controls;

●	reviews our policies with respect to risk assessment and risk management;

●	reviews and monitors our policies and procedures relating to related person transactions; and

●	reviews and discusses with management and the independent auditors the results of our annual audit, our quarterly financial statements and our publicly filed reports.

Our Audit Committee operates under a written charter approved by our Board and that satisfies the applicable rules and regulations of the SEC and the listing requirements of Nasdaq. The charter is available on the corporate governance section of our website, which is located at www.invobioscience.com.

Executive Compensation

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s “named executive officers” for SEC reporting purposes. Steven Shum was our principal executive officer (PEO) at December 31, 2019 and Kathleen Karloff was our PEO until October 10, 2019. Debra Hoopes was our principal financial officer (PFO) at December 31, 2019 and Robert Bowdring was our PFO until August 14, 2019. Note, none of our officers received cash compensation during fiscal 2007 and the years 2010 through 2017. Also included in the table below is the compensation for Lori Kahler and Claude Renoux, two of our most highly compensated employees in 2018 and 2019 for whom disclosure would have been provided but for the fact that these individuals were not serving as our executive officers during 2018 and 2019.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Award ($)		Option Award ($)		All other Compensation ($)	Total ($)

Kathleen Karloff	2019	175,000		-	-		351,799	(1)	-	526,799
Former Chief Executive Officer, President (until October 10, 2019)	2018	120,000		-	405,671	(2)	-		-	525,671

Steven Shum	2019	73,166		-	17,750	(3)	1,256,163	(4)	-	1,347,079
Chief Executive Officer	2018	-		-	-		-		-	-
(since October 10, 2019)

Claude Ranoux	2019	-		-	-		-		-	-
Former President	2018	-		-	355,242		-		-	355,242
(until September 19, 2016)

Michael Campbell	2019	258,854		-	-		-		-	258,854
Chief Operating Officer	2018	-		-	-		-		-	-
Vice President, Business Development

Lori Marzilli-Kahler	2019	185,000		-	-		-		-	185,000
VP, Global Operations	2018	135,000		-	412,360		-		-	547,360

Robert Bowdring	2019	48,125		-	-		317,737	(5)	-	365,862
Former Chief Financial Officer	2018	120,000	(6)	-	396,210	(7)	-		-	516,210
(until August 14, 2019)

Debra Hoopes	2019	-		-	-		-		69,759	69,759
Chief Financial Officer	2018	-		-	-		-		-	-
(since August 14, 2019)

(1)

In 2019, $351,799 of accrued compensation was released in an incentive stock option agreement with the option to purchases 30,074 shares of common stock. The amounts listed hereunder reflect the aggregate grant date fair value of the 30,074 shares of common stock underlying the stock option on the date of grant without regards to forfeitures, computed in accordance with ASC 718. This amount does not reflect the actual economic value realized by the named executive officer. The options issued to Ms. Karloff provide for vesting if the Company generates $1.5 million on revenue in 2020 or 2021 or the company raises at least $2.5 million in equity financing before the options expire in 2029.

(2)

In 2018, $405,671 of Ms. Karloff’s accrued compensation was converted into 32,506 shares of common stock and the amounts listed hereunder reflect the aggregate grant date fair value of the 32,506 shares of common stock on the date of grant  without regards to forfeitures, computed in accordance with ASC 718. This amount does not reflect the actual economic value realized by the Ms. Karloff.

(3)

Amounts reflect the aggregate grant date fair value of the 12,500 shares of common stock as well as the 202,599 shares of common stock underlying the stock option on the date of grant without regards to forfeitures, computed in accordance with ASC 718. This amount does not reflect the actual economic value realized by Mr. Shum. The restricted stock grant issued to Mr. Shum provide for equal monthly vesting over a 12-month period based on continued employment during that time.

(4)

Amounts reflect the aggregate grant date fair value of the 202,599 shares of common stock underlying the stock option on the date of grant without regards to forfeitures, computed in accordance with ASC 718. This amount does not reflect the actual economic value realized by Mr. Shum. The options issued to Mr. Shum provide for equal monthly vesting based on continued employment over three years.

(5)

Due to the lack of funding, a portion of Mr. Bowdring’s salary has been accrued and not paid to Mr. Bowdring. In 2019, $317,737 of accrued compensation was released in an incentive stock option agreement with options to purchase 27,346 shares of common stock at a future date. The amounts listed hereunder reflect the aggregate grant date fair value of the 27,346 shares of common stock underlying the stock option on the date of grant without regards to forfeitures, computed in accordance with ASC 718. This amount does not reflect the actual economic value realized by the named executive officer. The options issued provide for vesting if the Company generates $1.5 million on revenue in 2020 or 2021 or the company raises at least $2.5 million in equity financing before the options expire in 2029.

(6)	In 2018, $45,000 of salary was accrued and not paid.
(7)

In 2018, approximately $396,210 of this accrued compensation was converted into 31,748 shares of common stock. The amounts listed hereunder reflect the aggregate grant date fair value of the 31,748 shares of common stock on the date of grant without regards to forfeitures, computed in accordance with ASC 718. This amount does not reflect the actual economic value realized by the named executive officer.

OUTSTANDING EQUITY AWARDS AT END OF 2019

The following table provides information about outstanding stock options issued by the Company held by each of our NEOs as of December 31, 2019. None of our NEOs held any other equity awards from the Company as of December 31, 2019.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Has Not Yet Vested	Market Value of Stock that has not Yet Vested
Steve Shum	11,256	191,344	8.16	10/16/2022	10,417	$100,000

Kathleen Karloff	-	30,074	9.25	10/29/2029	-	-

Robert Bowdring	-	27,345	9.25	10/29/2029	-	-

Employment Agreements

Steven Shum

On October 16, 2019, the Company entered into an employment agreement with Steven Shum (the “Shum Employment Agreement”), pursuant to which Mr. Shum serves as Chief Executive Officer on an at-will basis at an annual base salary of $260,000. The Shum Employment Agreement provides for a performance bonus of $75,000 upon a successful up-listing to the Nasdaq Stock Market, with all other bonuses to be determined by the board in its sole discretion. In addition to his base salary and performance bonus, we granted Mr. Shum: (i) 12,500 shares of the our common stock and (ii) a three-year option to purchase 202,599 shares of the our common stock at an exercise price of $8.16 per share. These options vest ratably each over a 3-year period. Pursuant to the Shum Employment Agreement, Mr. Shum is also is also entitled to customary benefits, including health insurance and participation in employee benefit plans.

Michael Campbell

On January 15, 2020, the Company entered into an employment agreement (the “Campbell Employment Agreement”) with Michael Campbell to continue serving as the Company’s Chief Operating Officer and Vice President of Business Development. The Campbell Employment Agreement provides for an annual base salary of $220,000, and a target annual incentive bonus of up to 50% of base salary if the Company achieves goals and objectives determined by the board of directors. In connection with the Campbell Employment Agreement, on January 17, 2020, the Company granted Mr. Campbell 31,250 shares of Company common stock, and an option to purchase 125,000 shares of Company common stock (the “Option”) at an exercise price of $6.84 per share. One quarter of the Option vested upon grant, and the remainder vests in monthly increments over a period of two years from the date of grant. Mr. Campbell is also entitled to customary benefits, including health insurance and participation in employee benefit plans. The Campbell Employment Agreement provides that if Mr. Campbell terminates the Employment Agreement for “cause” (as defined in the Campbell Employment Agreement) or the Company terminates the Campbell Employment Agreement without “cause,” then he will continue to receive his base salary and certain insurance benefits for three months after termination. The Company may terminate the Campbell Employment Agreement without “cause’ on 60 days’ notice.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

If Mr. Shum is involuntarily terminated without cause or constructively terminated (in each case, as defined in the Shum Employment Agreement), then he is entitled to 12 months’ severance.

If (i) Mr. Campbell terminates his employment agreement for cause, (ii) the Company provides notice not to renew his employment agreement on any anniversary date, or (iii) the Company terminates his employment agreement without cause, then he is entitled to three months’ severance and insurance benefits.

The following table sets forth quantitative information with respect to potential payments to be made to either Mr. Mr. Shum or Mr. Campbell upon termination in various circumstances. The potential payments are based on the terms of each of the Employment Agreement discussed above. For a more detailed description of the Employment Agreement, see the “Employment Agreements” section above.

Name	Potential Payment upon Termination
	($)		Option Awards (#)
Steven Shum	$260,000	(1)	191,344	(2)
Michael Campbell	$55,000	(3)	-

(1)	Mr. Shum is entitled to twelve months’ severance at the then applicable base salary rate. Mr. Shum’s current base salary is $260,000 per annum.
(2)

Represents the number of unvested options at December 31, 2019.  Mr. Shum’s options vest ratably each month over a 36-month period.  At December 31, 2019, there were 34 months remaining in his vesting schedule.  The potential payment of shares subject to Mr. Shum’s unvested options will reduce every month as his options vest and the value of his unvested options will be based on our market price at such time.

(3)	Mr. Campbell is entitled to three months’ severance at the then applicable base salary rate. Mr. Campbell’s current base salary is $220,000 per annum.

Compensation of Directors

We did not pay any compensation to directors for services rendered as directors during the fiscal year ended December 31, 2019.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

 The following table shows information regarding our equity compensation plans as of December 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (c)
Equity compensation plans approved by security holders (1)	260,018	$8.41	227,482
Equity compensation plans not approved by security holders	-	-	-
Total	260,018	$8.41	227,482

(1)  Amended and Restated 2019 Stock Incentive Plan.  On October 3, 2019, our Board adopted the 2019 Stock Incentive Plan, which was later amended and restated on November 14, 2019 (the “Plan”). The purpose of the Plan is to advance the best interests of the company by providing those persons who have a substantial responsibility for our management and growth with additional incentive and by increasing their proprietary interest in the success of the Company, thereby encouraging them to maintain their relationships with us. Further, the availability and offering of stock options and common stock under the Plan supports and increases our ability to attract and retain individuals of exceptional talent upon whom, in large measure, our sustained progress, growth and profitability depends. In addition to options granted, we issued 12,500 restricted stock grants. The total number of shares available for the grant of either stock options or compensation stock under the Plan was initially 500,000 shares, subject to adjustment. However, in January 2020, under the terms of the Plan, the number of available shares issuable increased to 793,118 shares as the aggregate number of shares under the Plan automatically increases on January 1st of each year, in an amount equal to six percent (6%) of the total number of shares of the Company’s common stock outstanding on December 31st of the preceding calendar year.

Our board of directors administers the Plan and has full power to grant stock options and common stock, construe and interpret the plan, establish rules and regulations and perform all other acts, including the delegation of administrative responsibilities, it believes reasonable and proper. Any decision made, or action taken, by our Board arising out of or in connection with the interpretation and administration of the plan is final and conclusive.

The board, in its absolute discretion, may award common stock to employees of, consultants to, and directors of the Company, and such other persons as the board or Compensation Committee may select, and permit holders of common stock options to exercise such options prior to full vesting therein and hold the common stock issued upon exercise of the option as common stock. Stock options may also be granted by our board or Compensation Committee to non-employee directors of the Company or other persons who are performing or who have been engaged to perform services of special importance to the management, operation or development of the Company.

In the event that our outstanding common stock is changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of merger, consolidation, other reorganization, recapitalization, combination of shares, stock split-up or stock dividend, prompt, proportionate, equitable, lawful and adequate adjustment shall be made of the aggregate number and kind of shares subject to stock options which may be granted under the Plan.

Our board may at any time, and from time to time, suspend or terminate the Plan in whole or in part or amend it from time to time in such respects as our board may deem appropriate and in our best interest.

Certain Relationships and Related Party Transactions

We describe below transactions and series of similar transactions, during the last two fiscal years, to which we were a party, in which:

●	The amounts involved exceed or will exceed the lesser of $120,000 or one percent (1%) of our average total assets at year end for the last two completed fiscal years; and
●	Any of our directors or executive officers, or any member of the immediate family of any of the foregoing person, who had or will have a direct or indirect material interest.

In May 2018, James Bowdring, the brother of Robert Bowdring (the then director and Acting Chief Financial Officer), and his children participated in the “2018 Convertible Notes” offerings in the aggregate principal amount of $40,000. The 2018 Convertible Notes accrue interest at the rate of 9% per annum which is paid in stock. These Notes are due on March 31, 2021. The notes are convertible into shares of common stock at a price of $6.40 per share, provided, that if the Company completes a subsequent equity financing, the holders of the 2018 Convertible Notes can elect to convert the notes in shares of our common stock at a price equal to 75% of the price paid per share in such subsequent equity financing. Please refer to ”Legal Proceedings-- INVO Bioscience, Inc. v. James Bowdring “ for a more complete discussion of certain of these notes.

From November 2012 to May 2019, the Company rented its corporate office from Forty Four Realty Trust, an entity owned by James Bowdring, pursuant to a month-to-month rental arrangement at less than the fair market rate. The Company paid $3,000 and $5,600, during the twelve months ended December 31, 2019 and 2018, respectively.

The Company purchases stationary supplies and marketing items at discounted rates from Superior Printing & Promotions, an entity owned by James Bowdring. The Company paid $8,168 and $2,130 to Superior during the twelve months ended December 31, 2019 and 2018, respectively.

In May, 2018, the Company sold 4,687 shares of common stock at a price of $6.40 per share for proceeds of $30,000 to Charles Mulrey and family, the brother-in-law of Robert J. Bowdring, then director & then Acting Chief Financial Officer as part of the recent financing. See “Note 8 Notes Payable and Other Related Party Transactions.”

During the second quarter of 2018, INVO Bioscience settled a commitment it had with one of its directors, Dr. Kevin Doody for the services he and his team performed prior to and following INVOcell’s FDA clearance related to clinical guidance and support. The Company issued him 93,750 common shares of stock with a fair value of $1,530,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of November 9, 2020 as to each person or group who is known to us to be the beneficial owner of more than 5% of our outstanding voting securities and as to the security and percentage ownership of each of our executive officers and directors and of all of our officers and directors as a group.  As of November 6, 2020, we had 4,953,910 shares of common stock outstanding.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities.  Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this Registration Statement are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner (1)	Number of Shares		Percentage of Common Stock
5% Stockholders:
Claude Ranoux (2)	771,689		15.58%
Kathleen Karloff (3)	447,112	(4)	9.02%
Robert Bowdring (5)	366,124		7.39%
Officers and Directors
Kevin Doody	164,992	(4)	3.33%
Steven Shum	113,394	(6)	2.25%
Michael Campbell	127,574	(7)	2.54%
Trent Davis	6,453	(4)	0.13%
Debra Hoopes	-		*
Matthew Szot
Barbara Ryan
Jeffrey Segal	-		*
All directors and executive officers as a group (8 persons)	412,413		8.25%

*Less than 1%

(1)	Unless otherwise indicated, the business address of each current director or executive officer is INVO Bioscience, Inc. 5582 Broadcast Court Sarasota, Florida 34240.
(2)	The address is 88 Chestnut Street, Winchester, MA 01889.
(3)	The address is: 16426 Hillside Circle Brandenton, FL 34202
(4)	Includes: 3,355 shares of common stock under options (either presently exercisable or within 60-days of November 6, 2020).
(5)	The address is 92 Gould Street, Wakefield, MA 01880
(6)	Includes: 82,144 shares of common stock under options (either presently exercisable or within 60-days of November 6, 2020).
(7)	Includes: 77,574 shares of common stock under options (either presently exercisable or within 60-days of November 6, 2020).

Underwriting (CONFLICTS OF INTEREST)

We have entered into an underwriting agreement with the several underwriters listed in the table below. Roth Capital Partners, LLC is the Sole Book-Running Manager and the representative of the underwriters. We refer to the several underwriters listed in the table below as the “underwriters.” Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreement to purchase from us, shares of our common stock. Our common stock trades on the OTCQB Marketplace under the symbol “INVO.”

Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriters named below, and each underwriter severally has agreed to purchase from us, the respective number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
Roth Capital Partners, LLC
Colliers Securities LLC
Paulson Investment Company, LLC
Total

The underwriting agreement provides that the obligation of the underwriters to purchase the shares of common stock offered by this prospectus is subject to certain conditions. The underwriters are offering the shares of common stock when, as and if issued to and accepted by them, subject to a number of conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for that purpose have been initiated or threatened by the SEC.

We have granted the underwriters an option to buy up to an additional            shares of common stock from us at the public offering price, less the underwriting discounts and commissions and advisory fee, to cover over-allotments, if any. The underwriters may exercise this option at any time, in whole or in part, during the 30-day period after the date of this prospectus; however, the underwriters may only exercise the option once.

Discounts, Commissions, Advisory Fee and Expenses

The underwriters propose to offer to the shares of common stock purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After this offering, the public offering price and concession may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

In connection with the sale of the common stock to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts. The underwriters' commissions and discounts will be 9% of the gross proceeds of this offering, or $            per share of common stock, based on the public offering price per share set forth on the cover page of this prospectus. We have also agreed to pay Roth an advisory fee equal to 1% of the gross proceeds of this offering, or $            per share of common stock, based on the public offering price per share set forth on the cover page of this prospectus. The payment of this advisory fee does not constitute a prohibited arrangement under FINRA Rule 5110(f)(2)(c).

We have agreed to reimburse Roth Capital Partners at closing for legal expenses incurred by it in connection with the offering up to a maximum of $100,000 and for other out-of-pocket expenses not to exceed $25,000.

The following table shows the underwriting discounts and commissions and advisory fee payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional shares of common stock we have granted to the underwriters):

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Public offering price	$	$
Underwriting discounts and commissions paid by us

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock; or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of Roth Capital Partners for a period of 180 days following the date of this prospectus, subject to an 18-day extension under certain circumstances (the “Lock-up Period”). This consent may be given at any time without public notice. These restrictions on future issuances are subject to exceptions for (i) the issuance of shares of our common stock sold in this offering, (ii) the issuance of shares of our common stock upon the exercise of outstanding options or warrants and the vesting of restricted stock awards or units, (iii) the issuance of employee stock options not exercisable during the Lock-up Period and the grant, redemption or forfeiture of restricted stock awards or restricted stock units pursuant to our equity incentive plans or as new employee inducement grants and (iv) the issuance of common stock or warrants to purchase common stock in connection with mergers or acquisitions of securities, businesses, property or other assets, joint ventures, strategic alliances, equipment leasing arrangements or debt financing.

In addition, each of our directors and executive officers has entered into a lock-up agreement with the underwriters. Under the lock-up agreements, the directors and executive officers may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open "put equivalent position" (within the meaning of Rule 16a-1(h) under the Exchange Act or the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of Roth Capital Partners, for a period of 90 days from the closing date of this offering, subject to an 18-day extension under certain circumstances. This consent may be given at any time without public notice. These restrictions on future dispositions by our directors and executive officers are subject to exceptions for (i) one or more bona fide gift transfers of securities to immediate family members who agree to be bound by these restrictions and (ii) transfers of securities to one or more trusts for bona fide estate planning purposes. Each officer and director shall be immediately and automatically released from all restrictions and obligations under the lock up agreement in the event that he or she ceases to be a director or officer of our company and has no further reporting obligations under Section 16 of the Exchange Act.

Electronic Distribution

This prospectus and the accompanying prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus and the accompanying prospectus in electronic format, the information on the underwriters' websites or our website and any information contained in any other websites maintained by the underwriters or by us is not part of this prospectus, the accompanying prospectus or the registration statement of which this prospectus and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

● Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

● Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

● Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

● Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Certain Relationships

The underwriters and their affiliates have provided, or may in the future provide, various investment banking, commercial banking, financial advisory, brokerage, and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees and expense reimbursement.

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of our company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflict of Interest

Trent Davis is a member of our board of directors. He is also the Chief Executive Officer of Paulson. Because of this relationship, Paulson is deemed to have a conflict of interest under Rule 5121. Accordingly, this offering is being conducted in accordance with the applicable provisions of Rule 5121. Pursuant to Rule 5121, a “qualified independent underwriter” is not required to participate in the offering because the underwriter primarily responsible for managing the offering, Roth Capital Partners, LLC, does not have a conflict of interest, is not an affiliate of Paulson and meets the requirements of Rule 5121(f)(12)(E). In accordance with the requirements of Rule 5121, Paulson will not confirm sales of the shares to any account over which it exercises discretionary authority without the prior written approval of the account holder.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

• to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

• to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

• to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining our prior consent or any underwriter for any such offer; or

• in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

• to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

• in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

• made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

• in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. We may not render services relating to the securities within the United Arab Emirates, including the receipt of applications and/or the allotment or redemption of such shares.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Legal Matters

The validity of the securities offered by this prospectus will be passed upon for us by Dentons US LLP, New York, New York. The underwriters are being represented by Dickinson Wright PLLC, Ann Arbor, Michigan.

Experts

The financial statements for the fiscal year ended December 31, 2019 has been audited by M&K CPAs, an independent registered public accounting firm, to the extent and for the period set forth in their report, which contains an explanatory paragraph regarding our ability to continue as a going consent, appearing elsewhere in the registration statement, and are included in reliance upon such report given upon the authority of said firms as experts in auditing and accounting, and our financial statements for the fiscal year ended December 31, 2018 has been audited by Liggett & Webb P.A. an independent registered public accounting firm, to the extent and for the periods set forth in their report, which contains an explanatory paragraph regarding our ability to continue as a going concern, appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firms as experts in auditing and accounting.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the Company and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about the Company and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

You should rely only on the information provided in this prospectus or any prospectus. We have not authorized anyone else to provide you with different information.  We are not making an offer to sell, nor soliciting an offer to buy, these securities in any jurisdiction where that would not be permitted or legal.  Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

INVO BIOSCIENCE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of INVO Bioscience, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of INVO Bioscience, Inc. (the Company) as of December 31, 2019, and the related statements of operations, stockholders’ deficiency, and cash flows for the period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America. The financial statements of INVO Bioscience, Inc., as of December 31, 2018, were audit by other auditors whose report dated April 16, 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continues as a going concern. As discussed in Note 2 to the financial statements, in past years, the Company has suffered net losses from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ M&K CPAS, PLLC.

We have served as the Company’s auditor since 2019.

Houston, TX

March 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Invo Bioscience, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Invo Bioscience, Inc. (“Company”) as of December 31, 2018, and the related consolidated statement of operations, stockholders’ deficit, and cash flow for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred losses from operations since inception and has a net stockholders’ deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Liggett & Webb, P.A.

We served as the Company's auditor since 2011 to 2019.

New York, New York

April 16, 2019, except for Note 1A to which the date is November 9, 2020.

INVO Bioscience, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash	$1,238,585	$212,243
Accounts receivable net	7,558	225,899
Inventory, net	101,387	43,513
Prepaid expenses and other current assets	195,910	249,454
Total current assets	1,543,440	731,109
Property and equipment, net	93,055	34,446
Other Assets:
Capitalized patents, net	7,234	11,792
Lease right of use, net	101,883	-
Trademarks	49,867	-
Total other assets	158,984	11,792
Total assets	$1,795,479	$777,347
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities, including related parties	$371,530	$571,828
Accrued compensation	393,017	2,515,256
Deferred revenue	714,286	18,895
Current portion of lease liability	21,365	-
Note payable	-	131,722
Note payable - related party	-	97,743
Convertible notes, net of discount of $0 and $497,961	-	157,039
Convertible notes, related party - net of discount of $0 and $ 30,913	-	9,087
Income taxes payable	912	-
Total current liabilities	1,501,110	3,501,570

Commitments and contingencies (Note 12)	-	-
Lease liability, net of current portion	81,494	-
Deferred revenue	3,571,429	-
Convertible notes, net of discount	325,784	-
Convertible notes, net of discount – related party	28,824	-
Deferred tax liability	433	-
Total liabilities	5,509,074	3,501,570
Stockholders’ deficiency
Preferred Stock, $.0001 par value; 100,000,000 shares authorized. No shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	-	-
Common Stock, $.0001 par value; 200,000,000 shares authorized; 4,884,879 and 4,821,641 issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	489	482
Additional paid-in capital	20,174,682	18,996,517
Accumulated deficit	(23,888,766)	(21,721,222)
Total stockholders’ deficiency	(3,713,595)	(2,724,223)
Total liabilities and stockholders' deficiency	$1,795,479	$777,347

The accompanying notes are an integral part of these consolidated financial statements.

INVO Bioscience, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year	For the Year
	Ended	Ended
	December 31,	December 31,
	2019	2018
Revenue:
Product Revenue	$765,927	$494,375
License Revenue	714,286	-
Total Revenue	$1,480,213	$494,375
Cost of Goods Sold	139,670	90,367
Gross Margin	1,340,543	404,008
Selling, general and administrative expenses	3,128,635	3,038,068
Total operating expenses	3,128,635	3,038,068
Loss from operations	(1,788,092)	(2,634,060)
Interest expense	379,019	442,031
Total other expenses	379,019	442,031
Loss before income taxes	(2,167,111)	(3,076,091)
Provision for income taxes	(433)	-
Net Loss	$(2,167,544)	$(3,076,091)
Basic net loss per weighted average shares of common stock	$(0.45)	$(0.67)
Diluted net loss per weighted average shares of common stock	$(0.45)	$(0.67)

Basic weighted average number of shares of common stock	4,854,878	4,604,159
Diluted weighted average number of shares of common stock	4,854,878	4,604,159

The accompanying notes are an integral part of these consolidated financial statements.

INVO Bioscience, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

For the Period January 1, 2018 to December 31, 2019

	Common Stock		Additional	Accumulated
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, December 31, 2017	4,441,637	$444	$13,652,575	$(18,645,131)	$(4,992,112)
Common stock issued for cash	12,812	1	76,999	-	77,000
Common stock issued to directors and employees	211,950	21	2,317,212	-	2,317,233
Common stock issued to service providers	122,260	13	1,843,651	-	1,843,664
Conversion of notes payable and accrued interest	32,982	3	211,080	-	211,083
Discount on convertible notes payables	-	-	895,000	-	895,000
Net loss for the twelve months ended December 31, 2018	-	-	-	(3,076,091)	(3,076,091)
Balance, December 31, 2018	4,821,641	$482	$18,996,517	$(21,721,222)	$(2,724,223)

Common stock issued to directors and employees	12,500	1	17,749	-	17,750
Common stock issued to service providers	4,062	1	45,999	-	46,000
Conversion of notes payable and accrued interest	37,301	4	238,719	-	238,723
Common stock issues for settlement	9,375	1	93,749	-	93,750
Stock options issued to employees	-	-	69,787	-	69,787
Settlement of accrued compensation	-	-	712,162	-	712,162
Net loss for the twelve months ended December 31, 2019	-	-	-	(2,167,544)	(2,167,544)
Balance, December 31, 2019	4,884,879	$489	$20,174,682	$(23,888,766)	$(3,713,595)

The accompanying notes are an integral part of these consolidated financial statements.

INVO Bioscience, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year	For the Year
	Ended	Ended
	December 31,	December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(2,167,544)	$(3,076,091)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Non-cash stock compensation issued for services	46,000	2,092,664
Non-cash stock compensation issued to employees	17,750	-
Fair value of stock options issued to employees	69,787	-
Fair value of stock to be issued for legal settlement	93,750	-
Amortization of discount on notes payable	337,413	366,126
Amortization of leasehold right of use asset	14,558	-
Depreciation and amortization	10,788	5,190
Changes in assets and liabilities:
Accounts receivable	218,341	(139,202)
Inventories	(57,874)	15,366
Prepaid expenses and other current assets	53,544	200,596
Deferred revenue	4,266,820	18,895
Accounts payable and accrued expenses	(200,298)	(377,814)
Leasehold liability	(13,582)	-
Accrued interest	89,792	-
Accrued compensation	(1,410,077)	241,299
Income taxes payable	912	-
Deferred tax liabilities	433
Net cash provided by (used) in operating activities	1,370,513	(652,971)
Cash flows from investing activities:
Payments to acquire property, plant and equipment	(64,839)	(19,400)
Payment to acquire trademarks	(49,867)	-
Net cash (used) in investing activities	(114,706)	(19,400)

Cash flows from financing activities:
Proceeds from the sale of common stock	-	47,000
Proceeds from the sale of common stock - related parties	-	30,000
Proceeds from convertible notes payable	-	855,000
Proceeds from convertible notes payable - related parties	-	40,000
Principal payment on notes payable – related parties	(97,743)	(113,145)
Principal payments on note payable	(131,722)	-
Net cash provided by (used) in financing activities	(229,465)	858,855
Increase (decrease) in cash and cash equivalents	1,026,342	186,484
Cash and cash equivalents at beginning of period	212,243	25,759
Cash and cash equivalents at end of period	$1,238,585	$212,243

Supplemental disclosure of cash flow information:

Cash paid during the period for:

Interest	$84,043	$6,071

Taxes	$912	$912

Leasehold right of use asset and liability upon adoption of ASU 2016-02	$116,441	-

Common stock issued upon note payable and accrued interest conversion	$238,723	$211,083

Common stock issued for prepaid services	$-	$387,000

Beneficial conversion feature on convertible notes	$-	$895,000

Settlement of accrued compensation	$712,162	$1,681,233

The accompanying notes are an integral part of these consolidated financial statements.

INVO BIOSCIENCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 and 2018

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) General

INVO Bioscience (“INVO” or the “Company”) is a medical device company focused in the Assisted Reproductive Technology (ART) marketplace.  Our primary focus is the manufacture and sale of the INVOcell device and the INVOcell technology to provide an alternative infertility treatment for couples.  Our patented device, the INVOcell, is the first Intravaginal Culture (IVC) system in the world used for the natural in vivo incubation of eggs and sperm during fertilization and early embryo development. INVOcell was granted FDA clearance in the United States in November 2015, received the CE mark in October 2019, and is now positioned to help provide millions of infertile couples across the globe access to a new infertility treatment option. We believe this novel device and procedure provides a more natural, safe, effective and economical fertility treatment compared to current infertility treatments, including in-vitro fertilization (“IVF”) and intrauterine insemination (“IUI”). Unlike conventional infertility treatments such as IVF where the eggs and sperm develop into embryos in a laboratory incubator, the INVOcell utilizes the women’s vaginal cavity as an incubator to support a more natural fertilization and embryo development environment. This novel device promotes in vivo conception and early embryo development.

In both current utilization of the INVOcell and in clinical studies, the INVO Procedure has proven to have equivalent pregnancy success and live birth rates as the traditional assisted reproductive technique, IVF. Additionally, we believe there are psychological benefits of the potential mother’s participation in fertilization and early embryo development by vaginal incubation compared to that of traditional IVF treatment. INVOcell also offers to patients a more natural and personalized way to achieve pregnancy.

(B) Basis of Presentation (Share Exchange and Corporate Structure)

On December 5, 2008, the Company completed a share exchange with Emy’s Salsa Aji Distribution Company, Inc. (“Emy’s”), a publicly registered shell corporation with no significant assets or operations.  Emy’s was incorporated on July 11, 2005, under the laws of the State of Nevada under the name Certiorari Corp.  In connection with the share exchange, INVO Bioscience became Emy’s wholly-owned subsidiary and the INVO Bioscience shareholders acquired control of Emy’s.

The Company accounted for the transaction as a recapitalization and the Company is the surviving entity.  In connection with the share exchange, Emy’s shareholders retained 466,797 shares.  Effective with the Agreement, all previously outstanding shares of Common Stock owned by the Company’s shareholders were exchanged for an aggregate of 1,197,109 shares of Emy’s common stock.  Effective with the Agreement, Emy’s changed its name to INVO Bioscience, Inc.

All references to “Common Stock,” “share” and “per share” amounts have been retroactively restated to reflect the exchange ratio of 357.0197 shares of INVO Bioscience Common Stock for one share of Emy’s common stock outstanding immediately prior to the merger as if the exchange had taken place as of the beginning of the earliest period presented.

The accompanying consolidated financial statements present the historical financial condition, results of operations and cash flows of the Company prior to the merger with Emys.  The accompanying consolidated financial statements present on a consolidated basis the accounts of the Company and its wholly owned subsidiaries.  All significant intercompany accounts and transactions have been eliminated in consolidation.

(C) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period.  Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.  The Company had the amounts of cash and cash equivalents on its balance sheets as of December 31, 2019 and 2018 of $1,238,585 and $212,243, respectively.

(E) Inventory

Inventories consist of work in process (WIP) and finished products and are stated at the lower of cost or market; using the first-in, first-out (FIFO) method as a cost flow convention.

(F) Property and Equipment

The Company records property and equipment at cost.  Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from 3 to 10 years.  The Company capitalizes the expenditures for major renewals and improvements that extend the useful lives of property and equipment.  Expenditures for maintenance and repairs are charged to expense as incurred.  The Company reviews the carrying value of long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of long-lived assets is measured by a comparison of its carrying amount to the undiscounted cash flows that the asset or asset group is expected to generate.  If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, if any, exceeds its fair market value.

(G) Stock Based Compensation

The Company accounts for stock-based compensation under the provisions of Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”).  This statement requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  That cost is recognized over the period in which the employee is required to provide service or based on performance goals in exchange for the award, which is usually the vesting period.

(H) Loss Per Share

Basic loss per share calculations are computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include securities or other contracts to issue common stock that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The Company’s diluted loss per share is the same as the basic loss per share for the years ended December 31, 2019 and 2018, as the inclusion of any potential shares would have had an anti-dilutive effect due to the Company generating a loss.

	Twelve Months Ended December 31,
	2019	2018
Loss to common shareholders (Numerator)	$(2,167,544)	$(3,076,091)
Basic and diluted weighted-average number of common shares outstanding (Denominator)	4,854,878	4,604,159

The Company has excluded the following dilutive securities from the calculation of fully diluted shares outstanding because the result would have been anti-dilutive:

	Twelve Months Ended December 31,
	2019	2018
Effect of dilutive common stock equivalents:
Options	260,018	-
Convertible notes and interest	85,324	188,131
Total	345,342	188,131

(I) Fair Value of Financial Instruments

ASC 825-10-50, “Disclosures about Fair Value of Financial Instruments,” (formerly SFAS No. 107) requires disclosure of the fair value of certain financial instruments.  The carrying value of cash and cash equivalents, accounts payable and borrowings, as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments.

Effective January 1, 2008, the Company adopted ASC 820-10, “Fair Value Measurements” (SFAS 157), which provides a framework for measuring fair value under GAAP.  ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  ASC 820-10 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

(J) Income Taxes

We are subject to income taxes in the United States and other domestic tax liabilities are subject to the allocation of expenses in multiple state jurisdictions. We use the asset and liability method to account for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If a net operating loss (“NOL”) carryforward exists, we make a determination as to whether that NOL carryforward will be utilized in the future. A valuation allowance will be established for certain NOL carryforwards and other deferred tax assets where recoverability is deemed to be uncertain. The carrying value of the net deferred tax assets is based upon estimates and assumptions related to our ability to generate sufficient future taxable income in certain tax jurisdictions. If these estimates and related assumptions change in the future, we will be required to adjust our deferred tax valuation allowances.

As of December 31, 2019, we had unused federal NOLs of $14,131,281. These losses expire in various amounts at varying times beginning in 2027 with a portion carrying on indefinitely. Unless expiration occurs, these NOLs may be used to offset future taxable income and thereby reduce our income taxes otherwise payable.

We recorded a valuation allowance against our deferred tax assets at December 31, 2019 and 2018 totaling $435,420 and $645,978, respectively. The valuation allowance has been established for certain deferred tax assets for which we believe it is more likely than not that the tax benefits will not be realized, which are primarily federal and state net operating loss carryforwards. If our expectations for future operating results on a consolidated basis or at the state jurisdiction level vary from actual results due to changes in healthcare regulations, general economic conditions, or other factors, we may need to adjust the valuation allowance, for all or a portion of our deferred tax assets. Our income tax expense in future periods will be reduced or increased to the extent of offsetting decreases or increases, respectively, in our valuation allowance in the period when the change in circumstances occurs.

These changes could have a significant impact on our future earnings.

IRC §382 of the Internal Revenue Code of 1986, as amended imposes an annual limit on the ability of a corporation that undergoes an “ownership change” to use its NOLs to reduce its tax liability. An “ownership change” is generally defined as any change in ownership of more than 50% of a corporation’s “stock” by its “5-percent shareholders” over a rolling three-year period based upon each of those shareholder’s lowest percentage of stock owned during such period, in line with the change in ownership that occurred in 2007. At this time, we do not believe this limitation, when combined with amounts allowable due to net unrecognized built in gains, will affect our ability to use any NOLs before they expire. However, no such assurances can be provided. If our ability to utilize our NOLs to offset taxable income generated in the future is subject to this limitation, it could have an adverse effect on our business, prospects, results of operations and financial condition.

(K) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(L) Concentration of Credit Risk

Cash includes amounts deposited in financial institutions in excess of insurable Federal Deposit Insurance Corporation (FDIC) limits. As of December 31, 2019, the Company had cash balances in excess of FDIC limits.

(M) Revenue Recognition

The Company recognizes revenue on arrangements in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASC 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services ASC 606 requires companies to assess their contracts to determine the timing and amount of revenue to recognize under the new revenue standard. The model has a five-step approach:

1.	Identify the contract with the customer.
2.	Identify the performance obligations in the contract.
3.	Determine the total transaction price.
4.	Allocate the total transaction price to each performance obligation in the contract.
5.	Recognize as revenue when (or as) each performance obligation is satisfied.

Revenues for products, including: INVOcell®, INVO TM Retention System, and INVO Microscope Holding Block are typically recognized at the time the product is shipped, at which time the title passes to the customer, and there are no further performance obligations. Revenues from consignment are recognized when the medical device is shipped from the Consignor to the customer.

In January 2019, we announced a U.S. license and distribution agreement with Ferring International Center S.A. (“Ferring”) and as a result took a significant step to strengthen the Company that we believe will support our ability to implement our overall business plan. We believe that this strategic partnership with a strong reproductive organization such as Ferring Pharmaceuticals will provide us with the necessary sales and marketing resources within the United States to expand the market and help reach all of those couples not receiving reproductive treatments today.  The agreement calls for the issuance of an initial upfront payment of $5,000,000 which we received upon the signing of the agreement, ongoing product revenue, and then subsequent licensing fee payment of $3,000,000 that will provide us with a source of non-dilutive financing to execute our plan. Under the terms of the agreement we can pursue developing international markets and as well as partnering and opening INVO-only reproductive centers within the U.S. market. We believe this major milestone and agreement is a critical step that allows the Company to implement its mission of expanding access to care in the fertility marketplace. The initial upfront payment of $5,000,000 which we received upon the signing of the agreement is being recognized to income over the 7 year term.

(N) Long- Lived Assets

Long-lived assets and certain identifiable assets related to those assets are periodically reviewed for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable.  If the non-discounted future cash flows of the enterprise are less than their carrying amount, their carrying amounts are reduced to the fair value and an impairment loss recognized.  There was no impairment recorded from January 5, 2007 (inception) to December 31, 2019.

(O) Recent Accounting Pronouncements

In May 2014, the FASB issued ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein.

ASU 606 supersedes existing guidance on revenue recognition with a five-step model for recognizing and measuring revenue from contracts with customers. The objective of the new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance also requires a number of disclosures regarding the nature, amount, timing, and uncertainty of revenue and the related cash flows. The guidance can be applied retrospectively to each prior reporting period presented (full retrospective method) or retrospectively with a cumulative effect adjustment to retained earnings for initial application of the guidance at the date of initial adoption (modified retrospective method). The Company adopted the new standard effective January 1, 2018 using the modified retrospective method applied to those contracts that were not completed or substantially completed as of January 1, 2018. The timing and measurement of revenue recognition under the new standard is not materially different than under the old standard. The adoption of the new standard did not have an impact on the Company’s consolidated financial statements.

We have adopted ASC 606, Revenue from Contracts with Customers effective January 1, 2018 using the modified retrospective method applied to those contracts which were not substantially completed as of January 1, 2018. These standards provide guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The standard requires that an entity recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues for 2018 are reported under ASC 606, while prior period amounts are not adjusted and continue to be reported under ASC 605, Revenue Recognition.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which intends to simplify several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, a choice to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The Company adopted this ASU in Fiscal 2018 and it did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) (“ASU 2016-15”). The updated standard addresses eight specific cash flow issues with the objective of reducing diversity in practice. ASU 2016-15 is effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted.  The Company adopted ASU 2016-15 as of January 1, 2018. The adoption of ASU 2016-15 did not have an impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). The updated standard requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. The Company adopted ASU 2016-18 as of January 1, 2018. The adoption of ASU 2016-18 did not have a material effect on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718) (“ASU 2017-09”). The updated standard clarifies when an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award. ASU 2017-09 is effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted.  The Company adopted ASU 2017-09 as of January 1, 2018. The adoption of ASU 2017-09 did not have a material effect on the Company’s consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, Leases (“ASU 2016-02”). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement.  The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

The Company adopted the standard effective January 1, 2019. The standard allows a number of optional practical expedients to use for transition. The Company choose the certain practical expedients allowed under the transition guidance which permitted us to not to reassess any existing or expired contracts to determine if they contain embedded leases, to not to reassess our lease classification on existing leases, to account for lease and non-lease components as a single lease component for equipment leases, and whether initial direct costs previously capitalized would qualify for capitalization under FASB ASC 842. The new standard also provides practical expedients and recognition exemptions for an entity's ongoing accounting policy elections. The Company has elected the short-term lease recognition for all leases that qualify, which means that we do not recognize a ROU asset and lease liability for any lease with a term of twelve months or less.

The most significant impact of adopting the standard was the recognition of ROU assets and lease liabilities for operating leases on the Company's consolidated balance sheet but it did not have an impact on the Company's consolidated statements of operations or consolidated statements of cash flows. The Company did not have a cumulative effect on adoption prior to January 1, 2019.

In July 2017, FASB issued ASU 2017-11 (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). The new standard simplifies the accounting for certain financial instruments with down round features. Part I of ASU 2017-11 changes the classification analysis of certain equity-linked financial instruments, such as warrants and embedded conversion features, such that a down round feature is disregarded when assessing whether the instrument is indexed to an entity’s own stock under Subtopic 815-40, Contracts in Entity’s Own Equity.  As a result, a down round feature, by itself, no longer requires an instrument to be re-measured at fair value through earnings each period, although all other aspects of the indexation guidance under Subtopic 815-40 continue to apply.  Part II of ASU 2017-11 re-characterizes the indefinite deferral of certain provisions of Topic 480, Distinguishing Liabilities from Equity, (currently presented as pending content in the Codification) as a scope exception.  No change in practice is expected as a result of these amendments.  The new standard is effective for fiscal years beginning after December 15, 2018, early adoption is permitted. The amendments in Part II have no accounting impact and therefore do not have an associated effective date. The Company decided to early adopt this ASU 2017-11 and applied it to the convertible notes it issued during the quarter which are reflected in this Form 10-K.

Management was not aware of any accounting issued, but not yet effective accounting standards, if currently adopted would have material effect on the consolidated financial statements.

NOTE 1A	REVERSE STOCK SPLIT

On May 26, 2020, the Company effected a 1-for-20 reverse stock split of its common stock. All shares, options and warrants throughout these consolidated financial statements have been retroactively restated to reflect the reverse split.

On November 9, 2020, the Company effected a 5-for-8 reverse stock split of its common stock. All shares, options and warrants throughout these consolidated financial statements have been retroactively restated to reflect the reverse split.

NOTE 2	LIQUIDITY AND GOING CONCERN

On November 12, 2018, INVO Bioscience entered into a distribution agreement (the “Distribution Agreement”) with Ferring International Center S.A. (“Ferring”) which granted Ferring an exclusive licensing rights to sublicense the Company’s INVOcell together with the retention device for the U.S. market. Under the terms of the Distribution Agreement, Ferring was obligated to make an initial payment to the Company of $5,000,000 upon satisfaction of certain closing conditions. The Company received the initial $5 million cash payment upon the satisfaction of the closing conditions contained in the Distribution Agreement in January 2019. The Company used approximately $3.8 million to pay previous liabilities and fund general operations and had approximately $1.2 million in cash at the end of the fiscal year.

For the years ended December 31, 2019 and 2018, we had net losses of $2,167,544 and $3,076,091, respectively. We had working capital of $42,330 in 2019 verses a significant working capital deficiency of in 2018 of $2,770,461. As of December 31, 2019, our stockholder’s deficiency was $3,713,595 compared to $2,724,223 as of December 31, 2018 and cash provided by operations was $1,370,513 for 2019 compared to cash used in operations of $652,971 for the year ended December 31, 2018. These factors raise substantial doubt about the company to continuing as a going concern.

Based on our projected cash needs, we will be dependent on generating sufficient sales, entering into new distribution agreements, or raising additional debt or equity capital to support our plans over the next 12 months.

NOTE 3	INVENTORY

The Company had inventory in the following amounts:

	December 31, 2019	December 31, 2018
Raw Materials	44,333	-
Work in Process	$55,502	$30,689
Finished Goods	1,552	12,824
Total Inventory	$101,387	$43,513

NOTE 4	PROPERTY AND EQUIPMENT

The estimated useful lives and accumulated depreciation for furniture, equipment and software are as follows:

Estimated Useful Life
Molds	3 to 10 years
Office equipment	7 years

	December 31, 2019	December 31, 2018
Manufacturing Equipment- Molds	$132,513	$70,363
Office equipment	2,689	-
Accumulated Depreciation	(42,147)	(35,917)
	$93,055	$34,446

The Company recorded depreciation expense of $6,230 and $654 in 2019 and 2018, respectively. The Company began shipping its new retention device in August 2018 which triggered the start of depreciating our retention device mold during the period.

NOTE 5	PATENTS

The Company capitalizes the initial expense related to establishing the patent by country and then amortizes the expense over the life of the patent, typically 20 years.  It then expenses annual filing fees to maintain the patents.  The Company regularly reviews the value of the patent in the market place in proportion to the expense it must spend to maintain the patent.

The Company has recorded the following patent costs:

	December 31, 2019	December 31, 2018
Total Patents	$77,722	$77,743
Accumulated Amortization	(70,488)	(65,951)
Patent costs, net	$7,234	$11,792

The Company recorded amortization expense as follows:

Twelve Months Ended December 31,
2019	2018
$4,558	$4,536

In 2011, the decision was made to not to pay the renewal fees and expedite the amortization of the original patent which expired in 2012.  It was also decided to not spend its limited funds in defending the INVO Block patent as it only has value to the Company. The Company continues to pay the annual renewal fees on its active patents.

Estimated amortization expense as of December 31, 2019 is as follows:

Years ended December 31,
2020	$1,809
2021	1,809
2022	1,809
2023	1,807
2024 and thereafter	-
Total	$7,234

As of December 31, 2019, and December 31, 2018, the Company recorded the following trademarks balances:

	December 31, 2019	December 31, 2018
Total Trademarks	$49,867	$-
Accumulated Amortization	-	-
Trademarks, net	$49,867	$-

The trademarks have an indefinite life, so no amortization expense is calculated. Trademarks are periodically reviewed for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable.  The Trademark assets were created in 2019 and no material adverse changes have occurred since their creation.

NOTE 6	LEASES

The Company has an operating lease for our facility, which have an initial term of 5 years with an option to renew for 3 additional years. They also do not have an early termination clause included. Our operating lease agreements do not contain any material restrictive covenants. Per FASB’s ASU 2016-02, Leases (Topic 842), effective January 1, 2019, the company is required to report a right-of-use asset and corresponding liability to report the present value of the total least payments, with appropriate interest calculation. Per the terms of ASU 201-02, the company can use its implicit interest rate, if known, or applicable federal rate otherwise. Since the company’s implicit interest rate was not readily determinable, we utilized the applicable federal rate, which was 3.0% as of April 2019.

As of December 31, 2019, the Company's lease components included in the consolidated balance sheet were as follows:

Lease component	Classification	December 31, 2019
Assets
ROU assets - operating lease	Other assets	$101,883
Total ROU assets		$101,883
Liabilities
Current operating lease liability	Current liabilities	$21,365
Long-term operating lease liability	Other liabilities	81,494
Total lease liabilities		$102,859

Rent expense is recognized on a straight-line basis over the life of the lease. Rent expense consists of the following:

Twelve months ended
December 31, 2019
Operating lease costs	$16,830
Short term lease cost	3,000
Total rent expense	$19,830

Future minimum lease payments under non-cancellable leases were as follows:

December 31, 2019
2020	$24,161
2021	24,886
2022	25,633
2023	26,402
2024	8,886
2025 and beyond	-
Total future minimum lease payments	$109,968
Less: Interest	7,109
Total operating lease liabilities	$102,859
Current operating lease liability	$21,365
Long-term operating lease liability	81,494
Total operating lease liabilities	$102,859

NOTE 7	CONVERTIBLE NOTES AND NOTES PAYABLE

Notes Payable

In August 2016, INVO Bioscience converted a long-time vendor’s outstanding accounts payable balance of $131,722 into a three (3) year 5% notes payable. The note provides for interest only payments on the first and second anniversaries of the note. The note is payable in full along with any outstanding accrued interest on the third anniversary. The Company has the right to prepay the note at any time without a premium or penalty.  The interest on this note for the years ended December 31, 2019 and 2018 was $489 and $6,586, respectively. The Note and all accrued interest of $9,823 was paid in full and as of December 31, 2019, the balance is $0.

2018 Convertible Notes Payable

In April and May 2018, the Company issued convertible notes (the “2018 Convertible Notes”) payable to investors in the aggregate principal amount of $895,000. The 2018 Convertible Notes accrue interest at the rate of 9% per annum which is paid in stock. 2018 Convertible Notes with an aggregate principal amount of $550,000 are due on January 30, 2021, and 2018 Convertible Notes with an aggregate principal amount of $345,000 are due on March 31, 2021. The notes are convertible into shares of common stock at a price of $6.40 per share, provided, that if the Company completes a subsequent equity financing, the holders of the 2018 Convertible Notes can elect to convert the notes in shares of our common stock at a price equal to 75% of the price paid per share in such subsequent equity financing. During the fourth quarter of 2018, three note holders converted their notes with a value of $200,000 into 32,982 shares of common stock.  During the twelve months ended December 31, 2019, a note holder converted principal and accrued interest of $50,000 and $3,723, respectively, into 8,394 shares of common stock. A second note holder converted 2 notes with total value of $185,000 into 28,907 shares of common stock; accrued interest of $16,650 had not been converted to stock as of December 31, 2019. No gain or loss has been recognized on any of these conversions that have taken place as they all have been made under the terms of the note agreements.

The Company calculated a beneficial conversion feature of the 2018 Convertible Notes based on ASU 17-11 in the form of a discount of $895,000; $ 155,939 and $366,126 of this amount was amortized to interest expense during the twelve months ended December 31, 2019 and December 31, 2018 respectively, based on the three year term of the notes. In addition, $43,712 and $53,564 of interest was expensed in the year ended December 31, 2019 and December 31, 2018, respectively. The balance of these notes of $325,784 include the principal balance of $460,000, accrued interest of $80,094 net of the conversion discount of $191,461.

NOTE 8	OTHER RELATED PARTY TRANSACTIONS

On September 18, 2008, the Company entered into a related party transaction with Dr. Claude Ranoux.  Dr. Ranoux was then the President, director and Chief Scientific Officer of the Company as of the date of this filing he is a director.  Dr. Ranoux had loaned funds to the Company to sustain its operations since January 5, 2007 (inception).  Dr. Ranoux’s total original cumulative investment as of December 31, 2008 was $96,462, as of December 31, 2017 and 2016 it is $21,888 (“the Principal Amount”) in INVO Bioscience.  On March 26, 2009, the Company and Dr. Ranoux agreed to re-write the agreement to a non-convertible note payable bearing interest at 5% per annum, the term of the note had been extended, and has been extended a couple of additional times, the current repayment date is October 31, 2018.  The Company and Dr. Ranoux can jointly decide to repay the loan earlier without prepayment penalties.  During the twelve months ended December 31, 2018 the outstanding balance of $21,888 was paid in full including all interest due.

On March 5, 2009, the Company entered into a related party transaction with Kathleen Karloff, the then Chief Executive Officer and a director of the Company.  Ms. Karloff provided a short-term loan in the amount of $75,000 bearing interest at 5% per annum to the Company to fund operations.  In May 2009, Ms. Karloff loaned to the Company an additional $13,000, making her total cumulative loan $88,000 as of December 31, 2011.  This note was due on September 15, 2009, which has since been extended a few times to its current date of October 31, 2018.   During the twelve months ended December 31, 2014, Ms. Karloff loaned the Company an additional $66,000 at an interest rate of 0% by entering into a note payable agreement in satisfaction of expenses incurred by her for amounts previously advanced to the Company. This note currently has the same expiration date as the others which is October 31, 2018. During the twelve months ended December 31, 2018 $91,257 was paid against the principal of the loan. The principal balances of the loan was $62,743 as of December 31 2018.   The related interest for the twelve months ended December 31, 2019 and 2018 was $6,574 and $15,278 respectively. During the twelve months ended December 31, 2019, the Company paid the remaining balance due Ms. Karloff in the amount of $62,743 along with $55,000 of accrued interest.

In April 2011, the Company issued a new short-term convertible note (“Q211 Note”) payable to James Bowdring in the amount of $50,000.  The Note carries a 10% interest rate.  The Company paid $25,000 of the Note in 2011 in cash. The Q211 Note is convertible into Common Stock of the Company at a conversion price of $0.96 per share, subject to adjustments.  During the twelve months ended December 31, 2019 and December 31, 2018, the Company accrued interest in the amount of $1,493 and $2,500 on the Q211 Note, respectively.

In November 2011, the Company issued a new convertible note (“Q411 Note”) payable to James Bowdring in the amount of $10,000.  The Q411 Note carries a 10% interest rate. The Q411 Note was converted into Common Stock of the Company at a conversion price of $0.32 per share, subject to adjustments.   In addition, $597 and $1,000 of interest was accrued in the twelve months ended December 31, 2019 and 2018, respectively.

On August 7, 2019, the Company sent James Bowdring, a related party, a check in the amount of $65,197 as full payment under those certain promissory notes dated April 8, 2011 and November 9, 2011.  On August 8, 2019, Mr. Bowdring’s legal counsel returned this check with a letter stating that the check did not properly account for the compound interest identified in such notes.  In addition, the letter stated Mr. Bowdring’s desire to convert these promissory notes into shares of the Company’s common stock in lieu of any cash payment.  The Company does not believe that Mr. Bowdring has the right to convert such notes upon receiving payment of such notes and intends to vigorously contend any conversion of these notes.  The 10% Senior Secured Convertible Promissory Notes were issued on April 8, 2011 and November 9, 2011, with maturity dates thirty days subsequent to the dates of issuance.  Interest was calculated at 10% per annum, compounded based on a 360-day year. Investors had the option to convert any unpaid principal and accrued interest into shares of Company’s common stock original conversion prices of $.96 and $.32, respectively, subject to adjustments upon the Company’s issuances of stock at prices less than the original conversion prices during the 24-months after issuance of each note (i.e. currently $0.21).

In May 2018, James Bowdring and his children participated in the “2018 Convertible Notes” offerings in the aggregate principal amount of $40,000. The 2018 Convertible Notes accrue interest at the rate of 9% per annum which is paid in stock. These Notes are due on March 31, 2021. The notes are convertible into shares of common stock at a price of $6.40 per share, provided, that if the Company completes a subsequent equity financing, the holders of the 2018 Convertible Notes can elect to convert the notes in shares of our common stock at a price equal to 75% of the price paid per share in such subsequent equity financing. In addition, $3,599 and $2,376 of interest was accrued in the twelve months ended December 31, 2019 and 2018, respectively.

In May 2018, the Company sold 4,687 shares of common stock at a price of $6.40 per share for proceeds of $30,000 to Charles Mulrey and family, the brother-in-law of Robert J. Bowdring, director & Acting Chief Financial Officer as part of the recent financing.

During the second quarter of 2018, INVO Bioscience settled a commitment it had with one of its directors, Dr. Kevin Doody for the services he and his team performed prior to and following INVOcell’s FDA clearance related to clinical guidance and support. The Company issued him 93,750 common shares of stock with a fair value of $1,530,000.

The Company previously rented its corporate office from Forty Four Realty Trust which is owned by James Bowdring, the brother of former director and interim Chief Financial Officer, Robert Bowdring from November 2012 through May 2019 when the company relocated to a new facility. It was a month to month rental arrangement for less than the going fair market real estate rental rate. The rent expense paid for the twelve months ended December 31, 2019 and 2018 was $3,000 and $5,600 respectively. In addition, the Company previously purchased stationary supplies and marketing items at discounted rates from Superior Printing & Promotions which is also owned by James Bowdring and was in the same building as our prior corporate office. INVO Bioscience spent $8,168 and $2,130 with Superior during 2019 and 2018, respectively.

Principal balances of the Related Party loans were as follows:

	December 31, 2019	December 31, 2018
Claude Ranoux Note	$-	$-
James Bowdring Family - 2011 Notes	-	35,000
James Bowdring Family – 2018 Convertible Notes	45,975	40,000
Kathleen Karloff Note	-	62,743
Less discount	(17,151)	(30,913)
Total, net of discount	$28,824	$106,830

Interest expense on the Related Party loans was $5,975 and $21,976 for the years ended December 31, 2019 and 2018, respectively.

Accounts payable and accrued liabilities balances include expenses reports for Ms. Karloff, Mr. Bowdring, and Mr. Campbell for expenses they paid for personally related to travel or normal business expenses and are represented in the following table:

	December 31,
	2019	2018
Accounts payable and accrued liabilities	$13,018	$1,700

NOTE 9	STOCKHOLDERS’ EQUITY

Twelve Months Ended December 31, 2019

In January 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 1,875 shares of common stock with a fair value of $26,600 to service providers.

In February 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 8,394 shares of common stock for conversion of notes payable and accrued interest in the amount of $53,723.

In April 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 25,000 shares of common stock for conversion of notes payable in the amount of $160,000.

In May 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 3,907 shares of common stock for conversion of notes payable in the amount of $25,000.

In August 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 1,563 shares of common stock with a fair value of $15,000 to service providers.

In November 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 625 shares of common stock with a fair value of $4,400 to service providers.

In November 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 9,375 shares of common stock with a fair value of $93,750 pursuant a legal settlement signed on November 11, 2019.

Twelve Months Ended December 31, 2018

In January and March 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company sold 8,125 shares of common stock to accredited investors in a private placement for cash of $47,000.

In January 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 37,500 shares of common stock with a fair value of $138,000 to management and board members.

In January and March 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 11,010 shares of common stock with a fair value of $43,664 to service providers.

In April and May 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 10,625 shares of common stock with a fair value of $174,800 to service providers.

In May 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company sold 4,688 shares of common stock to accredited investors who are family members of Robert J Bowdring, a Board Member in a private placement for cash of $30,000.

In May 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 94,375 shares of common stock with a fair value of $1,540,000 to a board member, Dr. Kevin Doody for services previously provided to the Company.

In October 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 152,971 shares of common stock with a fair value of $1,914,831 to employees and service providers.

In November 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 8,190 shares of common stock for conversion of notes payable and accrued interest in the amount of $52,416.

In December 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 24,792 shares of common stock for conversion of notes payable and accrued interest in the amount of $158,667.

In December 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 27,728 shares of common stock with a fair value of $349,602 to employees and service providers.

NOTE 10	STOCK OPTIONS AND WARRANTS

Equity Incentive Plans

In October 2019, we adopted our 2019 Stock Incentive Plan (the "2019 Plan"). Under the 2019 Plan, our board of directors is authorized to grant both incentive and non-statutory stock options to purchase common stock and restricted stock awards to our employees, directors, and consultants. The 2019 Plan provides for the issuance of 500,000 shares. Options generally have a life of 3 to 10 years and exercise price equal to or greater than the fair market value of the Common Stock as determined by the board of directors.

Vesting for employees typically occurs over a three-year period or based on performance objective.

The following table sets forth the activity of the options to purchase common stock under the 2019 Plan. The prices represent the closing price of our Common Stock on the OTCQB Market on the respective dates.

	Options Outstanding				Options Exercisable
	Number of Shares	Price per Share Range	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)
Balance at December 31, 2018	-	$-	$-	$-	-	$-	$-
Forfeited	-	$-	$-	-	-	-	-
Vested	-	-	-	-	11,256	8.16	-
Exercised	-	$-	$-	-	-	-	-
Granted	260,018	$8.16-9.25	$8.40	-	-	-	-
Balance at December 31, 2019	260,018	$8.16-9.25	$8.40	$-	11,256	$8.16	$-

(1)	The intrinsic value of an option represents the amount by which the market value of the stock exceeds the exercise price of the option of in-the-money options only.

The fair value of each option granted is estimated as of the grant date using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31,
	2019	2018
Risk-free interest rate range	1.6%	-
Expected life of option-years	2.9	-
Expected stock price volatility	117%	-%
Expected dividend yield	-%	-%

The risk-free interest rate is based on U.S. Treasury interest rates, the terms of which are consistent with the expected life of the stock options. Expected volatility is based upon the average historical volatility of our common stock over the period commensurate with the expected term of the related instrument. The expected life and estimated post-employment termination behavior is based upon historical experience of homogeneous groups, executives and non-executes, within our company. We do not currently pay dividends on our common stock nor do we expect to in the foreseeable future.

		Options Outstanding			Options Exercisable
	Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price of Options Exercisable
Year ended December 31, 2018	$-	-	-	$-	-	$-
Year ended December 31, 2019	$8.16-9.25	260,018	2.6	$8.40	11,256	$8.16

	Total Intrinsic Value of Options Exercised	Total Fair Value of Options Vested
Year ended December 21, 2018	-	-
Year ended December 31, 2019	$-	$69,787

For the years ended December 31, 2019, the weighted average grant date fair value of options granted was $6.87 per share. We estimate the fair value of options at the grant date using the Black-Scholes model. For all stock options granted through December 31, 2019, the weighted average remaining service period is 2.6 years.

We recognized $69,787 in stock-based compensation expense, which is recorded in selling, general and administrative expenses on the consolidated statement of operations for the years ended December 31, 2019. Unamortized stock option expense at December 31, 2019 that will be amortized over the weighted-average remaining service period of 2.6 years totaled $1,628,929.

Restricted Stock and Restricted Stock Units

In 2019, we issued 12,500 shares of restricted stock, to certain employees. Shares issued to employees vest monthly over 1 year on the anniversary dates of their grant. In 2019, 2,083 shares of restricted stock vested.

The following table summarizes our aggregate restricted stock awards and restricted stock unit activity in 2019:

	Number of Unvested Shares	Weighted Average Grant Date Fair Value	Aggregate Value of Unvested Shares
Balance at December 31, 2018	-	$-		$-
Granted	12,500	$9.60		$120,000
Vested	(2,083)	$9.60		$(20,000)
Forfeitures	(-)	$-	$	(-)
Balance at December 31, 2019	10,417	$9.60		$100,000

We recognized $17,750 in stock-based compensation expense, which is recorded in selling, general and administrative expenses on the consolidated statement of operations for the years ended December 31, 2019, and we will recognize $1,731,179 over the remaining requisite service period.

Unamortized restricted stock and restricted stock unit expense at December 31, 2019 that will be amortized over the weighted-average remaining service period of .8 years totaled $100,000.

Warrants

As of December 31, 2019, and 2018, the Company does not have any outstanding or committed and unissued warrants.

NOTE 11	INCOME TAXES

The provision for income taxes consists of the following for the year ended December 31, 2019 and 2018:

	December 31
	2019	2018
Federal income taxes:
Current	-	-
Deferred	349	-
Total federal income taxes	349	-
State income taxes:
Current	1,824	-
Deferred	84	-
Total state income taxes	1,908	-
Total income taxes	$2,257	$-

The effective income tax rate is lower than the U.S. federal and state statutory rates primarily because of the valuation allowance and, to a lesser extent, permanent items. A reconciliation of the 2019 federal statutory rate as compared to the effective income tax rate is as follows:

	December 31
	2019		2018
Pre-tax book income	$(461,117)	21.0%	$(645,978)	21.0%
State Tax Expense, net	1,524	(0.1%)	-	-
Permanent Items	26,430	(1.2%)	-	-
Valuation Allowance	435,420	(19.8%)	645,978	(21.0%)
Total Expense	$2,257	(0.1%)	$-	-%

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax. Significant components of the deferred tax assets and liabilities as of December 31, 2019 and 2018, are as follows:

	December 31
	2019	2018
Deferred tax assets:
Accrued Compensation	$102,049	$-
Amortization of Discount Notes Payable	99,635	-
Lease (ASC 842)	25,715	-
Deferred Revenue	1,112,807	-
Net Operating Losses	3,111,504	4,124,005
Gross deferred tax assets	4,451,710	4,124,005
Less: Valuation Allowance	(4,401,714)	(4,124,005)
Net deferred tax asset:	49,996	-
Deferred tax liabilities:
Fixed Assets	(24,281)	-
ROU Lease (ASC 842)	(25,715)	-
Trademark Amortization	(433)	-
Net deferred tax liability	(50,429)	-
Net deferred tax asset / (liability)	$(433)	$-

As of December 31, 2019, we have federal net operating loss carryforwards totaling $14,131,281. Of that amount, $11,403,417 will expire, if not utilized, in various years beginning in 2028 and which are also subject to the limitations of IRC §382. The remaining carryforward amount of $2,727,864, has no expiration period but can only be applied to 80% of taxable income per year in future periods. State net operating loss carryforwards total $6,785,450. Of that amount, $4,659,523 will begin to expire in 2027 and are subject to the limitations of IRC §382. The remaining $2,125,927 of state net operating loss carryforwards are similar to the federal net operating loss in that it has no expiration period but can only be applied to 80% of state taxable income per year.

The recoverability of deferred tax assets is evaluated by assessing the adequacy of future expected taxable income from all sources, including taxable income in prior carryback years, reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent the Company does not consider it more-likely-than-not that a deferred tax asset will be recovered, a valuation allowance is established. As of December 31, 2019, and 2018 a full valuation allowance has been recorded against all deferred tax assets on the balance sheet.

We routinely inspect our income tax filings for current and previous positions that could be considered uncertain. If a position is deemed to carry a more-likely-than-not probability of notwithstanding challenge from a tax authority, we would record a liability for Uncertain Tax Positions (UTP) for the tax in question. As of December 31, 2019, and for all prior years, we do not and have not carried any UTP’s on the balance sheet. If a UTP was recorded, it is our policy to include interest and penalties on taxes as part of income tax expense.

There are currently no income tax examinations being performed at the federal or state level and we are not aware of any possible future audits or examinations. Our federal and state income tax returns from 2015 and forward remain open to examination by the corresponding taxing authorities under the statute of limitations, generally. However, due to the loss carryforwards established on historical tax filings, it is possible that the taxing authorities could examine tax years as far back as 2007 in order to determine if the net operating loss carryforward is appropriate.

NOTE 12	COMMITMENTS AND CONTINGENCIES

A)     Litigation

Paasch, et al. v. INVO Bioscience, Inc. et al

INVO Bioscience, Inc., and two of its directors have been, since 2010, defending litigation brought by investors in an alleged predecessor of INVO Bioscience.  On March 24, 2010, INVO Bioscience, Inc. and its corporate affiliate, Bio X Cell, Inc., Claude Ranoux, and Kathleen Karloff were served an Amended Complaint, the original of which was filed on December 31, 2009 at the Suffolk Superior Court Business Litigation Session by two terminated employees of Medelle Corporation (also named as a co-defendant but no longer active), who are also attorneys, and a former investor in and creditor of Medelle.  These plaintiffs allege various claims of wrongdoing relating to the sale of assets of Medelle to Dr. Ranoux.  Plaintiffs claim that Dr. Ranoux, Ms. Karloff, and Medelle (and therefore INVO Bioscience as an alleged successor corporation) violated alleged duties owed to plaintiffs in connection with the sale.  Separate claims were also alleged against INVO Bioscience.

During 2010, Dr. Ranoux, Ms. Karloff, and INVO Bioscience filed Motions to Dismiss as to all claims, pursuant to M.R.Civ. P. 12(b)(6).  In a written Decision rendered on November 12, 2010, the judge dismissed all claims against INVO, Bio X Cell, and Ms. Karloff, and also dismissed the claims against Dr. Ranoux alleging civil conspiracy and breach of M.G.L. c. 93A.  The judge denied Dr. Ranoux’s motion to dismiss the remaining breach of fiduciary duty and fraud claims.  The plaintiffs allege in their Amended Complaint that Dr. Ranoux committed fraud by failing to inform them of the details of the Medelle auction.

The claims against Dr. Ranoux that survived the November 2010 dismissal order were submitted to binding arbitration.  On February 15, 2013, the mutually agreed arbitrator ruled in favor of Dr. Ranoux. The award held that Dr. Ranoux did not withhold information about the auction of Medelle’s assets and expressed doubt that the plaintiffs would have invested the resources necessary to make a beneficial use of the assets.  The arbitrator’s award then was confirmed by the Superior Court on August 21, 2013.  The Superior Court’s confirmation of the award was affirmed on appeal on October 20, 2013 by the Massachusetts Appeals Court.  The Massachusetts Supreme Judicial Court then denied further appellate review.

On October 18, 2016, following motions and argument, the Superior Court issued a memorandum of decision and order denying plaintiffs’ motion for entry of default judgment and assessment of damages against Medelle and allowed the motion of INVO Bioscience, Bio X Cell, and Ms. Karloff for entry of final judgment of dismissal.  The foregoing order was converted to a final judgment dismissing all claims against all defendants and entered on the docket on October 27, 2016.

On November 28, 2016, plaintiffs filed an amended notice of appeal from the Superior Court’s decision of October 17, 2016 and the subsequent judgment entered on October 27, 2016.  The appeal further challenges the order of dismissal from November 2010.  Plaintiffs did not appeal from the dismissal of the claims against Ms. Karloff, so the judgment in her favor is now final, leaving claims against INVO Bioscience, Bio X Cell, Medelle, and Dr. Ranoux.

On November 11, 2019, the Company entered into a Settlement Agreement and Release with Jo Ann Jorge, Francis Gleason, Jr., and Ronald Passch, M.D. (collectively, the “Claimants”), under which we agreed to pay Claimants $90,000 in cash and 9,375 shares of our common stock at a value of $93,750 shares of our common stock in full satisfaction of all claims. Following execution of the Settlement Agreement and Release, all parties dismissed the lawsuit with prejudice and mutual releases were granted by all parties under the Settlement Agreement and Release.

INVO Bioscience, Inc. v. James Bowdring

On August 7, 2019, the Company sent James Bowdring, the brother of our then Chief Financial Officer, a check in the amount of $65,197 as full and final payment under those certain promissory notes dated April 8, 2011 and November 9, 2011.  On August 8, 2019, Mr. Bowdring’s legal counsel returned the check.  A basis for returning the check was a claim that the interest due under the Notes called for compounded interest and not per annum interest.  In addition, the letter rejecting the tender of the payment in full check alleged Mr. Bowdring was considering a future intention to convert his Promissory Notes into shares of the Company’s common stock.  Mr. Bowdring, through his counsel, indicated that such future intention to convert the Notes to common stock were contingent upon Mr. Bowdring addressing certain personal issues which were not disclosed by his counsel in the correspondence returning the checks.  The Company does not believe that Mr. Bowdring has the right to seek conversion of the Notes once payment for the Notes has been tendered.  In order to resolve the issue of the Company’s tender of payment in full versus Mr. Bowdring’s assertion that he can reject tender and seek conversion, the Company has filed an action in the Suffolk Superior Court in Boston on September 3, 2019 seeking Declaratory Judgment and Judgment for Breach of Contract. On September 30, 2019, Mr. Bowdring filed an answer and counterclaim under which he alleged breach of contract, fraud, promissory estoppel, unfair and deceptive practices and constructive trust. Mr. Bowdring is seeking receipt of all shares due under the adjusted conversion price.

The 10% Senior Secured Convertible Promissory Notes were issued on April 8, 2011 and November 9, 2011, with maturity dates thirty days subsequent to the dates of issuance.  Interest was calculated at 10% per annum, compounded based on a 360-day year. Investors had the option to convert any unpaid principal and accrued interest into shares of Company’s common stock original conversion prices of $0.96 and $0.32, respectively, subject to adjustments upon the Company’s issuances of stock at prices less than the original conversion prices during the 24-months after issuance of each note (i.e. currently $0.21).

The Company does not currently expect the above matter to have a material adverse effect upon either our results of operations, financial position, or cash flows.

B)     Employee Agreements

On October 10, 2019, we entered into an agreement with our newly appointed Chief Executive Officer, Steve Shum. We agreed to pay Mr. Shum an annual salary of $260,000. In addition, Mr. Shum is eligible to earn bonus compensation of up to $75,000 bonus upon a successful up-listing to the NASDAQ exchange. All other bonus amounts will be determined by the board of directors, in their sole discretion. In addition to his base salary and performance bonus, we granted Mr. Shum: (i) 12,500 shares of our common stock and (ii) a three-year option to purchase 202,599 shares of our common stock at an exercise price of $8.16 per share.  These options will vest monthly over a 3-year period.

The Company is in the process of updating employment agreements for its other key officers, executives and employees of the Company.

C)     Consulting Agreements

The Company has entered into a consulting agreement with Shine Management, Inc. through which it is receiving outsourced accounting and the support of its acting Chief Financial Officer, Debra Hoopes. Debra is the Chief Financial Officer and Chief Administrative Officer of Shine Management, Inc. and Management Services Company in Charlottesville, VA.

The Company had a verbal agreement beginning in March 2013 with its former Chief Financial Officer, Robert Bowdring, who was then a director, to assist where necessary in the financial and administrative areas of the Company for compensation to be equivalent to the others working in the organization. We changed the compensation arrangement to an hourly rate in 2019 as any support activities needed are substantially complete as of the end of September 2019.

NOTE 13	CONTRACTS WITH CUSTOMERS

We have adopted ASC 606, Revenue from Contracts with Customers effective January 1, 2018 using the modified retrospective method applied to those contracts which were not substantially completed as of January 1, 2018. These standards provide guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The standard requires that an entity recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues for 2018 are reported under ASC 606, while prior period amounts are not adjusted and continue to be reported under ASC 605, Revenue Recognition.

We routinely enter into agreements with customers that include general commercial terms and conditions, notification requirements for price increases, shipping terms and in most cases prices for the products that we offer. However, these agreements do not obligate us to provide goods to the customer and there is no consideration promised to us at the onset of these arrangements. For customers without separate agreements, we have a standard list price established by geography and by currency for all products and our invoices contain standard terms and conditions that are applicable to those customers where a separate agreement is not controlling. Our performance obligations are established when a customer submits a purchase order or e-mail notification (in writing, electronically or verbally) for goods, and we accept the order. We identify performance obligations as the delivery of the requested product(s) in appropriate quantities and to the location specified in the customer’s e-mail/or purchase order. We generally recognize revenue upon the satisfaction of these criteria when control of the product has been transferred to the customer, at which time we have an unconditional right to receive payment. Our prices are fixed and are not affected by contingent events that could impact the transaction price. We do not offer price concessions and do not accept payment that is less than the price stated when we accept the purchase order, except in rare credit related circumstances. We do not have any material performance obligations where we are acting as an agent for another entity.

Revenues for products, including: INVOcell®, INVO TM Retention System, and INVO Microscope Holding Block are typically recognized at the time the product is shipped, at which time the title passes to the customer, and there are no further performance obligations. Revenues from consignment are recognized when the medical device is shipped from the Consignor to the customer.

In January 2019, we announced the Distribution Agreement with Ferring. We believe this arrangement will support our ability to implement our overall business plan. Further, we believe that our strategic partnership with a strong reproductive organization such as Ferring will provide us with the necessary sales and marketing resources within the United States to expand the market and help reach all of those couples not receiving reproductive treatments today.  The Distribution Agreement provides for the payment of an initial upfront amount of $5,000,000 which we received upon the closing of the agreement, ongoing product revenue, and then a subsequent licensing fee payment of $3,000,000 (contingent on our achievement of certain conditions) that will, to the extent the conditions are satisfied, provide us with a source of non-dilutive financing to execute our plan. Under the terms of the Distribution Agreement, we can pursue developing international markets and as well as partnering and opening INVO-only reproductive centers within the U.S. market. We believe this major milestone and agreement is an important step that will allow us to further implement our mission of expanding access to care in the fertility marketplace. The initial upfront payment of $5,000,000, which we received upon the closing of the Distribution Agreement, is being recognized to income over the 7-year term.

Under the terms of the Distribution Agreement, Ferring completed its obligation to make an initial payment to the Company of $5,000,000 upon completion of the required closing conditions, which included its receipt of executed agreements from all current manufacturers of the Licensed Product that provided that, upon a material supply default by the Company, Ferring could assume a direct purchase relationship with such manufacturers. Ferring is obligated to make a second payment to the Company of $3,000,000 provided that the Company is successful in obtaining a five (5) day label enhancement from the FDA for the current incubation period for the Licensed Product at least three (3) years prior to the expiration of the term of the license for the Licensed Product and provided further that Ferring has not previously exercised its right to terminate the Distribution Agreement. In addition, the Company entered into a separate Distribution Agreement.  The Distribution Agreement has an initial term expiring on December 31, 2025 and at the end of the initial term it may be terminated by the Company if Ferring fails to generate specified minimum revenues to the Company from the sale of the Licensed Product during the final two years of the initial term.

The license granted pursuant to the Ferring Distribution Agreement was deemed to be a functional license that provide customers with a “right to access” to our intellectual property during the subscription period and, accordingly, revenue is recognized over a period of time, which is generally the subscription period. During the twelve months ended December 31, 2019, the Company recognized $714,286 related to the Ferring license agreement.

As of December 31, 2019, and December 31, 2018, the Company had deferred revenues of $4,477,261 and $18,895, respectively.

On September 20, 2019, we entered into an exclusive distribution agreement with Quality Medicines, Cosmetics & Medical Equipment Import for the territories of Sudan, Uganda and Ethiopia. This distribution agreement has a term of one year and may be extended by mutual agreement and is based on wholesale prices. Quality Medicines is required to register our product in each of these countries.

On September 11, 2019, we entered into an exclusive distribution agreement with G-Systems Limited registered in Nigeria. In the territories of Nigeria. This distribution agreement has a term of one year and may be extended by mutual agreement and is based on wholesale prices. G-Systems is required to register our produce in Nigeria.

On November 12, 2019, we announced we had entered into exclusive distribution agreements with Biovate a Jordanian company for the territory of Jordan and Orcan Medical for the territory of Turkey. This agreement has a term of one year with extensions by mutual agreement. Safadi Drugstore is required to register our product in Jordan.

On January 16, 2020, we announced a Joint Venture agreement for the India Market. Under terms of the agreement, INVO Bioscience and our Partner, Medesole Healthcare and Trading Pvt Ltd, will each own 50% of the joint venture. We provide the device, training and general technology support to the joint venture, while Medesole will be responsible for the operations of the INVOcell clinics in India. Both partners will equally invest in start-up and capital expenditures and share in the revenue and profits of the joint venture. The business model allows INVO to benefit not only from the sale of the device, but from the delivery of the entire solution. We believe this JV structure is an attractive new model for us, and one in which we may replicate in other select parts of the world.

Sources of Revenue

We have identified the following revenues disaggregated by revenue source:

Domestic Product revenue

Domestic Licensing fee

For the twelve months ended December 31, 2019 and 2018 the source of revenue was derived from:

	December 31, 2019	December 31, 2018
Domestic Product revenue	$765,927	$494,375
Domestic licensing fee	714,286	-
Total revenue	$1,480,213	$494,375

Contract Balances

We incur agreement obligations on general customer purchase orders and e-mails that have been accepted but unfulfilled. Due to the short duration of time between order acceptance and delivery of the related product, we have determined that the balance related to these obligations is generally immaterial at any point in time. We monitor the value of orders accepted but unfulfilled at the close of each reporting period to determine if disclosure is appropriate.

Warranty

Our general product warranties do not extend beyond an assurance that the product delivered will be consistent with stated specifications and do not include separate performance obligations.

Significant Judgments in the Application of the Guidance in ASC 606

There are no significant judgments associated with the satisfaction of our performance obligations. We generally satisfy performance obligations upon delivery of the product to the customer. This is consistent with the time in which the customer obtains control of the products. Therefore, the value of unsatisfied performance obligations at the end of any reporting period is generally immaterial. We consider variable consideration in establishing the transaction price. Forms of variable consideration applicable to our arrangements include sales returns, rebates, volume-based bonuses, and prompt pay discounts. We use historical information along with an analysis of the expected value to properly calculate and to consider the need to constrain estimates of variable consideration. Such amounts are included as a reduction to revenue from the sale of products in the periods in which the related revenue is recognized and adjusted in future periods as necessary.

Commissions and Contract Costs

We do not use or offer sales commissions of any type at this time. We generally do not incur incremental charges associated with securing agreements with customers which would require capitalization and recovery over the life of the agreement.

Practical Expedients

Our payment terms for sales direct to customers and distributors are substantially less than the one year collection period that falls within the practical expedient in determination of whether a significant financing component exists.

Shipping and Handling Charges

Fees charged to customers for shipping and handling of products are included as an offset to the costs for shipping and handling of products included as a component of cost of products.

Taxes Collected from Customers

As our products are used in another service and are exempt, to this point we have not collected taxes. If we were to collect taxes they would be on the value of transaction revenue and would be excluded from product revenues and cost of sales and would be accrued in current liabilities until remitted to governmental authorities.

Effective Date and Transition Disclosures

Adoption of the new standards related to revenue recognition did not have a material impact on our consolidated financial statements and is not expected to have a material impact in future periods.

NOTE 14	SUBSEQUENT EVENTS

On January 13, 2020, INVO Bioscience, Inc. (the “Company”) entered into a joint venture agreement (the “Agreement”) with Medesole Healthcare and Trading Private Limited, India (“Medesole”), an Indian corporation that promotes and distributes healthcare technologies, medical equipment and allied services to hospitals, clinics and primary health care centers in India and the Middle East.

Pursuant to the Agreement, the Company and Medesole will form a joint venture entity incorporated and registered in India, which will operate under the name Medesole INVO Bioscience India Private Limited (the “JV”). After formation, the Company will grant to the JV all required licenses for promoting, marketing and selling the Company’s INVOcell® technology in India. The Company and Medesole intend that the JV will open and operate dedicated INVOcell® clinics only in India.

The JV will be governed by a board of four directors, and the Company and Medesole will each elect two directors. The Company and Medesole will each own 50% of the JV, and will share equally in the expenditures, revenues and profits of the JV. The Agreement has a term of three years and may be terminated by either party on 180 days’ prior written notice.

On January 15, 2020, INVO Bioscience, Inc. (the “Company”) entered into an employment agreement (the “Employment Agreement”) with Michael Campbell to continue serving as the Company’s Chief Operating Officer and Vice President of Business Development, a position he has held since February 2019. Mr. Campbell’s compensation will consist of an annual base salary of $220,000, and a target annual incentive bonus of up to 50% of his base salary if the Company achieves goals and objectives determined by the board of directors.

In connection with the Employment Agreement, on January 17, 2020, the Company granted Mr. Campbell 31,250 shares of Company common stock, and an option to purchase 125,000 shares of Company common stock (the “Option”) at an exercise price of $6.84 per share. One quarter of the Option vested upon grant, and the remainder vests in monthly increments over a period of two years from the date of grant.

In January 2020, the Company issued 31,250 shares of common stock under its 2019 Stock Incentive Plan with a fair value of $221,400 to an officer.

In February 2020, the Company issued 3,125 shares of common stock under its 2019 Stock Incentive Plan with a fair value of $24,750 to an employee.

In February 2020, the Company issued 3,098 shares of common stock under its 2019 Stock Incentive Plan with a fair value of $25,000 to a board member.

In February 2020, the Company issued 3,098 shares of common stock under its 2019 Stock Incentive Plan with a fair value of $25,000 to a board member.

In February 2020, the Company issued 1,875 shares of common stock under its 2019 Stock Incentive Plan with a fair value of $15,000 for consulting services.

In February 2020, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 1,563 shares of common stock with a fair value of $11,500 in consideration of consulting services rendered.  We did not receive any proceeds from the issuance.

In March 2020, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 1,563 shares of common stock with a fair value of $11,500 in consideration of consulting services rendered.  We did not receive any proceeds from the issuance.

INVO BIOSCIENCE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2020	2019
ASSETS	(unaudited)
Current assets
Cash	$1,503,951	$1,238,585
Accounts receivable net	71,199	7,558
Inventory, net	244,108	101,387
Prepaid expenses and other current assets	221,790	195,910
Total current assets	2,041,048	1,543,440

Property and equipment, net	108,528	93,055

Other Assets:
Capitalized patents, net	6,331	7,234
Lease right of use, net	90,785	101,883
Trademark	59,069	49,867
Total other assets	156,185	158,984

Total assets	$2,305,761	$1,795,479

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities, including related parties	$309,460	$371,530
Accrued compensation	575,174	393,017
Deferred revenue	714,286	714,286
Current portion of lease liability	22,049	21,365
Income taxes payable	-	912
Total current liabilities	1,620,969	1,501,110

Lease liability, net of current portion	70,326	81,494
Deferred revenue	3,214,286	3,571,429
Convertible notes, net of discount	997,911	325,784
Convertible notes, net of discount – related party	-	28,824
Deferred tax liability	433	433

Total liabilities	5,903,925	5,509,074

Stockholders’ deficiency
Preferred Stock, $.0001 par value; 100,000,000 shares authorized; No shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	-	-
Common Stock, $.0001 par value; 200,000,000 shares authorized; 4,937,660 and 4,884,879 issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	494	489
Additional paid-in capital	23,057,381	20,174,682
Accumulated deficit	(26,656,039)	(23,888,766)
Total stockholders’ deficiency	(3,598,164)	(3,713,595)

Total liabilities and stockholders' deficiency	$2,305,761	$1,795,479

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INVO BIOSCIENCE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019

Revenue:
Product revenue	$67,500	$480,067	$147,500	$490,927
License revenue	178,572	178,571	357,143	357,143

Total Revenue	246,072	658,638	504,643	848,070

Cost of Goods Sold	21,170	55,282	51,164	66,260

Gross Margin	224,902	603,356	453,479	781,810

Research and development	34,890	-	64,940	-
Selling, general and administrative expenses	1,252,939	669,152	2,847,985	1,196,717
Total operating expenses	1,287,829	669,152	2,912,925	1,196,717

Loss from operations	(1,062,927)	(65,796)	(2,459,446)	(414,907)

Interest expense	259,954	175,756	307,827	285,215
Total other expenses	259,954	175,756	307,827	285,215

Loss before income taxes	(1,322,881)	(241,552)	(2,767,273)	(700,122)

Provision for income taxes	-	-	-	-

Net Loss	$(1,322,881)	$(241,552)	$(2,767,273)	$(700,122)

Basic net loss per weighted average shares of common stock	$(0.27)	$(0.05)	$(0.56)	$(0.14)

Diluted net loss per weighted average shares of common stock	$(0.27)	$(0.05)	$(0.56)	$(0.14)

Basic weighted average number of shares of common stock	4,932,942	4,851,905	4,925,470	4,839,803

Diluted weighted average number of shares of common stock	4,932,942	4,851,905	4,925,470	4,839,803

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INVO BIOSCIENCE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

(unaudited)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, December 31, 2018	4,821,641	$482	$18,996,517	$(21,721,222)	$(2,724,223)
Common stock issued for services	1,875	-	26,600	-	26,600
Conversion of notes payable	8,394	1	53,722	-	53,723
Net loss for the three months ended March 31, 2019	-	-	-	(458,570)	(458,570)
Balance, March 31, 2019 (unaudited)	4,831,910	483	19,076,839	(22,179,792)	(3,102,470)
Conversion of Note payable	28,907	3	184,997	-	185,000
Net loss for the three months ended June 30, 2019	-	-	-	(241,552)	(241,552)
Balance, June 30, 2019 (unaudited)	4,860,817	$486	$19,261,836	$(22,421,344)	$(3,159,022)

Balance, December 31, 2019	4,884,879	$489	$20,174,682	$(23,888,766)	$(3,713,595)
Common stock issued to directors and employees	40,569	4	303,459	-	303,463
Common stock issued for services	5,001	-	38,000	-	38,000
Stock options issued to directors and employees as compensation	-	-	381,475	-	381,475
Net Loss for the three months ended March 31, 2020	-	-	-	(1,444,392)	(1,444,392)
Balance, March 31, 2020 (unaudited)	4,930,449	493	20,897,616	(25,333,158)	(4,435,049)
Common stock issues to directors and employees	3,437	-	42,509	-	42,509
Common stock issues for services	3,750	1	22,799	-	22,800
Stock options issued to directors and employees as compensation	-	-	214,915		214,915
Discount on convertible notes	-	-	1,879,542	-	1,879,542
Rounding shares as a result of reverse stock split	24	-	-	-	-
Net loss for the six months ended June 30, 2020	-	-	-	(1,322,881)	(1,322,881)
Balance, June 30, 2020 (unaudited)	4,937,660	$494	$23,057,381	$(26,656,039)	$(3,598,164)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INVO BIOSCIENCE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six	For the Six
	Months Ended	Months Ended
	June 30,	June 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(2,767,273)	$(700,122)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Non-cash stock compensation issued for services	60,800	26,600
Non-cash stock compensation issued to employees	345,972	-
Fair value of stock options issued to employees	596,390	-
Amortization of discount on notes payable	208,071	256,703
Amortization of discount on notes payable options	15,555	-
Amortization of discount on notes payable warrants	18,742	-
Amortization of discount on notes payable issuance costs	20,577	-
Amortization of leasehold right of use asset	11,098	3,614
Depreciation and amortization	5,958	3,465
Changes in assets and liabilities:
Accounts receivable	(63,641)	(14,315)
Inventory	(142,721)	(32,962)
Prepaid expenses and other current assets	(25,880)	53,974
Accounts payable and accrued expenses	(62,070)	1,280
Leasehold liability	(10,484)	(3,370)
Deferred revenue	(357,143)	4,636,937
Accrued interest	(49,610)	24,458
Accrued compensation	182,157	(1,546,030)
Income taxes payable	(912)	-
Net cash provided by (used in) operating activities	(2,014,414)	2,710,232

Cash from investing activities:
Payments to acquire property, plant, and equipment	(20,528)	(64,839)
Payments to acquire trademarks	(9,202)	-
Net cash (used in) investing activities	(29,730)	(64,839)

Cash from financing activities:
Proceeds from the sale of notes payable	2,644,510	-
Principal payments on notes payable - related parties	(40,000)	(62,743)
Principal payment on notes payable	(295,000)	(131,722)
Net cash provided by (used in) financing activities	2,309,510	(194,465)

Increase in cash and cash equivalents	265,366	2,450,928

Cash and cash equivalents at beginning of period	1,238,585	212,243

Cash and cash equivalents at end of period	$1,503,951	$2,663,171

Supplemental disclosure of cash flow information:

Cash paid during the period for:

Interest	$78,456	$9,823

Taxes	$1,062	$-

Leasehold right of use asset and leasehold liability upon adoption of ASU 2016-02, lease (Topic 842)	$-	$116,441

Common stock issued upon note payable and accrued interest conversion	$-	$238,723

Beneficial conversion feature on convertible notes	$182,460	$-

Fair value of shares issued with debt	$767,160	$-

Fair value of warrants issued with debt	$882,629	$-

Fair value of warrants issued related to debt placement	$47,293	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(unaudited)

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated balance sheets as of June 30, 2020 and December 31, 2019, the condensed consolidated statements of operations and stockholders’ deficiency for the three and six months ended June 30, 2020 and 2019,  and cash flows for the six months ended June 30, 2020 and 2019 of INVO Bioscience, Inc. (the “Company”), and the related information contained in these notes have been prepared by management and are unaudited. In the opinion of management, all adjustments (which include normal recurring and nonrecurring items) necessary to present fairly the Company’s financial position, results of operations and cash flows in conformity with generally accepted accounting principles for the periods presented have been made. Interim operating results are not necessarily indicative of operating results for a full year.

The preparation of our unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Certain information and note disclosures normally included in the Company’s annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s December 31, 2019 Annual Report on Form 10-K previously filed by the Company with the Securities and Exchange Commission (“SEC”) on March 30, 2020.

The Company considers events or transactions that have occurred after the unaudited condensed consolidated balance sheet date of June 30, 2020, but prior to the filing of the unaudited condensed consolidated financial statements with the SEC on this Quarterly Report on Form 10-Q, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure, as applicable. Subsequent events have been evaluated through the date of the filing of this Quarterly Report on Form 10-Q with the SEC.

Note 2 – Recent Accounting Pronouncements

Changes to GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates (“ASUs”) to the FASB’s Accounting Standards Codification.

The Company considers the applicability and impact of all ASUs. ASUs not listed below were assessed and determined not to be applicable or are expected to have minimal impact on the Company’s consolidated financial position and results of operations.

Recently Adopted Accounting Pronouncements

In February 2016, FASB issued ASU 2016-02, Leases (“ASU 2016-02”). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement.  The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The adoption of the new standard did not have an impact on the Company’s consolidated financial statements.

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(unaudited)

Note 3 – Going Concern

On January 14, 2019, the Company entered into a distribution agreement (the “Distribution Agreement”) with Ferring International Center S.A. (“Ferring”) which granted Ferring an exclusive licensing rights to sublicense the Company’s patented INVOcell together with the retention device for the U.S. market. Under the terms of the Distribution Agreement, Ferring made an initial cash payment to the Company of $5,000,000 upon the execution of the Ferring distribution agreement in January 2019.

For the six months ended June 30, 2020 and 2019, the Company had net losses of $2,767,273 and $700,122, respectively. The Company had a working capital of $420,079 in the six months ended June 30, 2020 versus working capital as of December 31, 2019 of $42,330. As of June 30, 2020, our stockholder’s deficiency was $3,598,164 compared to $3,713,595 as of December 31, 2019 and cash used in operations was $2,014,414 for the six months ended June 30, 2020 compared to cash provided by operations of $2,710,232 for the six months ended June 30, 2019. Those factors raise substantial doubt about the Company’s ability to continue as a going concern.

Based on our projected cash needs, we will be dependent on generating sufficient sales, entering into new distribution agreements, or raising additional debt or equity capital to support our plans over the next 12 months.

Note 4 – Inventory

As of June 30, 2020, and December 31, 2019, the Company recorded the following inventory balances:

	June 30, 2020	December 31, 2019
Raw Materials	$111,494	$44,333
Work in Process	-	55,502
Finished Goods	132,614	1,552
Total Inventory, net	$244,108	$101,387

Note 5 – Property and Equipment

The estimated useful lives and accumulated depreciation for furniture, equipment and software are as follows as of June 30, 2020 and December 31, 2019:

Estimated Useful Life
Manufacturing equipment	6 to 10 years
Medical equipment	10 years
Office equipment	3 to 7 years

	June 30, 2020	December 31, 2019
Manufacturing Equipment	$132,513	$132,513
Medical equipment	20,528	-
Office equipment	2,689	2,689
Accumulated Depreciation	(47,202)	(42,147)
Total	$108,528	$93,055

During the three months ended June 30, 2020 and 2019, the Company recorded depreciation expense of $2,527 and $39, respectively.

During the six months ended June 30, 2020 and 2019, the Company recorded depreciation expense of $5,055 and $1,176, respectively.

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(unaudited)

Note 6 – Patents

As of June 30, 2020, and December 31, 2019, the Company recorded the following patent balances:

	June 30, 2020	December 31, 2019
Total Patents	$77,722	$77,722
Accumulated Amortization	(71,391)	(70,488)
Patent costs, net	$6,331	$7,234

During the three months ended June 30, 2020 and 2019, the Company recorded $451 and $1,455 in amortization expenses respectively.

During the six months ended June 30, 2020 and 2019, the Company recorded $903 and $2,269 in amortization expenses respectively.

Estimated amortization expense as of June 30, 2020 is as follows:

Years ended December 31,
2020 – remaining six months	$906
2021	1,809
2022	1,809
2023 and thereafter	1,807
Total	$6,331

As of June 30, 2020, and December 31, 2019, the Company recorded the following trademarks balances:

	June 30, 2020	December 31, 2019
Total Trademarks	$59,069	$49,867
Accumulated Amortization	-	-
Trademarks, net	$59,069	$49,867

The increase in the trademark assets of $9,202 was the result of additional legal fees.

The trademarks have an indefinite life, so no amortization expense is calculated. Trademarks are periodically reviewed for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable.  The Trademark assets were created in 2019, and no material adverse changes have occurred since their creation.

Note 7 - Leases

The Company has an operating lease for our facility, which have remaining terms 5 years with an option to renew for 3 additional years. They also do not have an early termination clause included. Our operating lease agreements do not contain any material restrictive covenants.

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(unaudited)

As of June 30, 2020, the Company's lease components included in the consolidated balance sheet were as follows:

Lease component	Classification	June 30, 2020
Assets
ROU assets - operating lease	Other assets	$90,785

Total ROU assets		$90,785

Liabilities
Current operating lease liability	Current liabilities	$22,049

Long-term operating lease liability	Other liabilities	70,326

Total lease liabilities		$92,375

Rent expense is recognized on a straight-line basis over the life of the lease. Rent expense consists of the following:

Six months ended
June 30, 2020
Operating lease costs	$12,576
Short term lease cost	-

Total rent expense	$12,576

Future minimum lease payments under non-cancellable leases were as follows:

June 30, 2020
2020 - remaining 6 months	$12,199
2021	24,886
2022	25,633
2023	26,402
2024	8,886
Total future minimum lease payments	$98,006
Less: Interest	5,631
Total operating lease liabilities	$92,375

Current operating lease liability	$22,049
Long-term operating lease liability	70,326
Total operating lease liabilities	$92,375

Note 8 – Notes Payable

Notes Payable

In August 2016, the Company converted a long-time vendor’s outstanding accounts payable balance of $131,722 into a Promissory Note with a three-year term that accrues interest at 5% per annum. The note provides for interest only payments on the first and second anniversaries of the note. The note is payable in full along with any outstanding accrued interest on August 9, 2019. The Company has the right to prepay the note at any time without a premium or penalty which it did in January 2019.  The interest on this note for the six months ended June 30, 2019 was $489. The Note and all accrued interest were paid in full and as of June 30, 2020, the balance is $0.

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(unaudited)

2018 Convertible Notes Payable

In April and May 2018, the Company issued convertible notes (the “2018 Convertible Notes”) payable to investors in the aggregate principal amount of $895,000. The 2018 Convertible Notes accrued interest at the rate of 9% per annum which is paid in stock. The 2018 Convertible Notes, with an aggregate principal amount of $550,000, were due on January 30, 2021, and 2018 Convertible Notes with an aggregate principal amount of $345,000 were due on March 31, 2021. The notes were convertible into shares of common stock at a price of $6.40 per share, provided, that if the Company completes a subsequent equity financing, the holders of the 2018 Convertible Notes could elect to convert the notes in shares of our common stock at a price equal to 75% of the price paid per share in such subsequent equity financing. During the fourth quarter of 2018, three note holders converted their notes with a value of $200,000 into 32,982 shares of common stock. During the six months ended June 30, 2019, 2 note holders converted principal and accrued interest of $235,000 and $3,723, respectively, into 37,301 shares of common stock.

At inception of issuance, the Company calculated a beneficial conversion feature of the 2018 Convertible Notes in the form of a discount of $895,000; In May 2020, the remaining balance of $396,044, which included the principal balance of $420,000, accrued interest of $94,419, and the conversion discount of $118,375, was repaid. As part of the extinguishment of the 2018 Convertible Notes, the Company issued 2020 Convertible Notes (as described below) to two remaining holders in the amount of 143,640. The remaining balance related to these notes was $116,693, which was comprised of a principal balance of $125,000, accrued interest of $23,318, net of the remaining discount of $31,625. In accordance with ASC 470, the extinguishment for these two holders was accounted for as a modification and no gain or loss was recorded. In May 2020, the remaining balance of $35,483 held by related parties, which included the principal balance of $40,000, accrued interest of $7,355, and conversion discount of $11,872, was repaid.

2020 Convertible Notes Payable

In May and June 2020, the Company issued convertible notes (the “2020 Convertible Notes”) payable to investors in the aggregate principal amount of $3.1 million. The 2020 Convertible Notes accrue interest at the rate of 10% per annum and are due in November and December 2021. The Company calculated a beneficial conversion feature of approximately $182,000 and also incurred professional fees of approximately $324,000 related to this issuance resulting in a total discount related to these two items of approximately $506,000. The notes are convertible into shares of common stock at an exercise price of $5.76 per share, provided, that if the Company completes a subsequent equity financing, the holders of the 2020 Convertible Notes can elect to convert the principal and any accrued but unpaid interest the notes in shares of our common stock at a price equal to the price paid per share in such subsequent equity financing.

In connection with the issuance of the 2020 Convertible Notes, the Company also issued 268,767 unit purchase options to purchase 268,767 units at an exercise price of $8.00 per unit, with each unit consisting of one share of common stock and one warrant to purchase common stock at an exercise price of $9.60 per share. The units and warrants are exercisable for a period of five (5) years from the date of issuance, are subject to a downward provision if the Company issues securities at a lower price, and warrant holders have a right to require the Company to pay cash in the case of a fundamental transaction. In accordance with ASC 815, the Warrants and Options issued in this period were determined to require equity treatment.

In connection with the recent convertible note private placement, INVO agreed to issue the Placement Agent and the selling agent 5-year warrants to purchase 6,750 shares of our common stock at an exercise price of $5.76.

Of the $3.1 in net proceeds received in the offering at June 30, 2020, $1.7 million was allocated to the unit purchase options issued to investors based on their relative fair value. This amount represented a discount on the debt and additional paid-in-capital at the date of issuance.

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(unaudited)

Note 9 – Notes Payable and Other Related Party Transactions

In April 2011, the Company issued a new short-term convertible note (“Q211 Note”) payable to James Bowdring in the amount of $50,000.  The Note carries a 10% interest rate.  The Company paid $25,000 of the Note in 2011 in cash. The Q211 Note is convertible into Common Stock of the Company at a conversion price of $0.96 per share, subject to adjustments.  During the three and six months ended June 30, 2019, the Company accrued interest in the amount of $623 and $1,239 on the Q211 Note, respectively.

In November 2011, the Company issued a new convertible note (“Q411 Note”) payable to James Bowdring in the amount of $10,000.  The Q411 Note carries a 10% interest rate. The Q411 Note was converted into Common Stock of the Company at a conversion price of $0.32 per share, subject to adjustments.   During the three and six months ended June 30, 2019, the Company accrued interest in the amount of $249 and $496 on the Q411 Note, respectively.

On August 7, 2019, the Company sent James Bowdring, a related party, a check in the amount of $65,197 as full payment under those certain promissory notes dated April 8, 2011 and November 9, 2011.  On August 8, 2019, Mr. Bowdring’s legal counsel returned this check with a letter stating that the check did not properly account for the compound interest identified in such notes.  In addition, the letter stated Mr. Bowdring’s desire to convert these promissory notes into shares of the Company’s common stock in lieu of any cash payment.  The Company does not believe that Mr. Bowdring has the right to convert such notes upon receiving payment of such notes and intends to vigorously contend any conversion of these notes.  The 10% Senior Secured Convertible Promissory Notes were issued on April 8, 2011 and November 9, 2011, with maturity dates thirty days subsequent to the dates of issuance.  Interest was calculated at 10% per annum, compounded based on a 360-day year. Investors had the option to convert any unpaid principal and accrued interest into shares of Company’s common stock original conversion prices of $.96 and $.32, respectively, subject to adjustments upon the Company’s issuances of stock at prices less than the original conversion prices during the 24-months after issuance of each note (i.e. currently $0.21).

In May 2018, James Bowdring and his children participated in the “2018 Convertible Notes” offerings in the aggregate principal amount of $40,000. The 2018 Convertible Notes accrue interest at the rate of 9% per annum which is paid in stock. These Notes are due on March 31, 2021. The notes are convertible into shares of common stock at a price of $6.40 per share, provided, that if the Company completes a subsequent equity financing, the holders of the 2018 Convertible Notes can elect to convert the notes in shares of our common stock at a price equal to 75% of the price paid per share in such subsequent equity financing. During the three months ending June 30, 2020 and 2019, $483 and $875 of interest was accrued, respectively. In addition, $1,380 and $1,785 of interest was accrued in the six months ended June 30, 2020 and 2019, respectively.

In May 2018, the Company sold 4,687 shares of common stock at a price of $6.40 per share for proceeds of $30,000 to Charles Mulrey and family, the brother-in-law of Robert J. Bowdring, director & Acting Chief Financial Officer as part of the recent financing.

During the second quarter of 2018, INVO Bioscience settled a commitment it had with one of its directors, Dr. Kevin Doody for the services he and his team performed prior to and following INVOcell’s FDA clearance related to clinical guidance and support. The Company issued him 93,750 common shares of stock with a fair value of $1,530,000.

The Company previously rented its corporate office from Forty Four Realty Trust which is owned by James Bowdring, the brother of former director and interim Chief Financial Officer, Robert Bowdring from November 2012 through May 2019 when the company relocated to a new facility. It was a month to month rental arrangement for less than the going fair market real estate rental rate. The rent expense paid for the six months ended June 30, 2020 and 2019 was $0 and $1,800, respectively. In addition, the Company had purchased stationary supplies and marketing items at discounted rates from Superior Printing & Promotions which is also owned by James Bowdring and is in the same building as our former corporate office. INVO Bioscience spent $0 and $5,256 with Superior during the three months ended June 30, 2020 and 2019, respectively. In addition, INVO Bioscience spent $0 and $6,034 in the six months ended June 30, 2020 and 2019, respectively.

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(unaudited)

Principal balances of the Related Party loans were as follows:

	June 30, 2020	December 31, 2019

James Bowdring Family – 2018 Convertible Notes	-	45,975
Less discount	-	(17,151)
Total, net of discount	$-	$28,824

Interest expense on the Related Party loans was $1,769 and $1,770 for the three months ended June 30, 2020 and 2019, respectively. In addition, $3,520 and $3,520 of interest expense was recorded in the six months ended June 30, 2020 and 2019, respectively.

Accounts payable and accrued liabilities balances include accrued directors’ fees, expenses reports for management and employees for expenses they paid for personally related to travel or normal business expenses.

	June 30,	December 31,
	2020	2019
Accounts payable and accrued liabilities	$25,000	$13,018

Note 10 – Stockholders’ Equity

Reverse Stock Split

On December 16, 2019, the Company’s stockholders approved a reverse stock split at a ratio of between 1-for 5 and 1-for-25, with discretion for the exact ratio to be approved by the Company’s board of directors. On February 19, 2020, the Company’s board of directors approved a reverse stock split of the Company’s common stock at a ratio of 1-for-20. On May 21, 2020, we filed a certificate of change (with an effective date of May 26, 2020) with the Nevada Secretary of State pursuant to Nevada Revised Statutes 78.209 to effectuate a 1-for-20 reverse stock split of its outstanding common stock. On May 22, 2020, the Company received notice from FINRA/OTC Corporate Actions that the reverse split would take effect at the open of business on May 26, 2020.

On October 22, 2020 the Company’s board of directors approved a reverse stock split of the Company’s common stock at a ratio of 5-for-8. On November 5, 2020, we filed a certificate of change (with an effective date of November 9, 2020) with the Nevada Secretary of State pursuant to Nevada Revised Statutes 78.209 to effectuate a 5-for-8 reverse stock split of its outstanding common stock. On November 6 , 2020, we received notice from FINRA/OTC Corporate Actions that the reverse split would take effect at the open of business on November 9, 2020 and the reverse stock split took effect on that date.

Six Months Ended June 30, 2020

In January 2020, the Company issued 31,250 shares of common stock under its 2019 Stock Incentive Plan with a fair value of $221,400 to an officer.

In February 2020, the Company issued 3,125 shares of common stock under its 2019 Stock Incentive Plan with a fair value of $24,750 to an employee of which $8,251 was amortized in the six months ended June 30, 2020.

In February 2020, the Company issued 3,098 shares of common stock under its 2019 Stock Incentive Plan with a fair value of $25,000 to a board member.

In February 2020, the Company issued 3,098 shares of common stock under its 2019 Stock Incentive Plan with a fair value of $25,000 to a board member.

In February 2020, the Company issued 1,875 shares of common stock under its 2019 Stock Incentive Plan with a fair value of $15,000 for services.

In February 2020, pursuant to Section 4(a)(2) of the Securities Act of 1933 as amended (the “Securities Act”), the Company issued 1,563 shares of common stock with a fair value of $11,500 in consideration of consulting services rendered.  We did not receive any proceeds from the issuance.

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(unaudited)

In March 2020, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 1,563 shares of common stock with a fair value of $11,500 in consideration of consulting services rendered.  We did not receive any proceeds from the issuance.

In May 2020, pursuant to Section 3(a)(9) of the Securities Act, the Company issued 24 shares of common stock as the result of the rounding on the reverse stock split.  We did not receive any proceeds from the issuance.

In May 2020, the Company issued 3,438 shares of common stock under its 2019 Stock Incentive Plan with a fair value of $25,930 to an employee of which $6,322 was amortized in the six months ended June 30, 2020.

In June 2020, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 3,750 shares of common stock with a fair value of $22,800 in consideration of consulting services rendered.  We did not receive any proceeds from the issuance.

Six Months Ended June 30, 2019

In January 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 1,875 shares of common stock with a fair value of $26,600 to service providers.

In February 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 8,394 shares of common stock for conversion of notes payable and accrued interest in the amount of $53,723.

In April 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 25,000 shares of common stock for conversion of notes payable in the amount of $160,000.

In May 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 3,907 shares of common stock for conversion of notes payable in the amount of $25,000.

Note 11 – Stock Options and Warrants

Equity Incentive Plans

In October 2019, the Company adopted its 2019 Stock Incentive Plan (the "2019 Plan"). Under the 2019 Plan, the Company’s board of directors is authorized to grant both incentive and non-statutory stock options to purchase common stock and restricted stock awards to its employees, directors, and consultants. The 2019 Plan initially provided for the issuance of 500,000 shares. However, in January 2020, under the terms of the plan, the number of available shares issuable increased by 793,093 shares as the aggregate number of shares under the Plan automatically increases on January 1st of each year, in an amount equal to six percent (6%) of the total number of shares of the Company’s common stock outstanding on December 31st of the preceding calendar year.

Options generally have a life of 3 to 10 years and exercise price equal to or greater than the fair market value of the Common Stock as determined by the Company’s board of directors.

Vesting for employees typically occurs over a three-year period or based on performance objective.

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(unaudited)

The following table sets forth the activity of the options to purchase common stock under the 2019 Plan. The prices represent the closing price of the Company’s Common Stock on the OTCQB Market on the respective dates.

	Options Outstanding				Options Exercisable
	Number of Shares	Price per Share Range	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)
Balance at December 31, 2019	260,018	$8.16-9.25	$8.40	$-	11,256	$8.16	$-
Forfeited	-	$-	$-	-	-	-	-
Vested	-	$-	$-	-	96,900	7.47	-
Exercised	-	$-	$-	-	-	-	-
Granted	165,803	$6.84-8.32	$7.16	-	-	-	-
Balance at June 30, 2020	425,821	$6.84-9.25	$7.92	$-	108,156	$7.54	$-

(1)	The intrinsic value of an option represents the amount by which the market value of the stock exceeds the exercise price of the option of in-the-money options only.

The fair value of each option granted is estimated as of the grant date using the Black-Scholes option pricing model with the following assumptions:

Six Months ended June 30,
	2020	2019
Risk-free interest rate range	0.48 to 1.65%	-%
Expected life of option-years	5.20 to 5.77	-
Expected stock price volatility	110.8 to 128.0%	-%
Expected dividend yield	-%	-%

The risk-free interest rate is based on U.S. Treasury interest rates, the terms of which are consistent with the expected life of the stock options. Expected volatility is based upon the average historical volatility of the Company’s common stock over the period commensurate with the expected term of the related instrument. The expected life and estimated post-employment termination behavior is based upon historical experience of homogeneous groups, executives and non-executes, within our company. We do not currently pay dividends on our common stock nor do we expect to in the foreseeable future.

		Options Outstanding			Options Exercisable
	Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price of Options Exercisable
Year ended December 31, 2019	$8.16-9.25	260,018	2.6	$8.40	11,256	$8.16
Six Months ended June 30, 2020	$6.84-9.25	425,821	3.2	$7.92	108,156	$7.54

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(unaudited)

	Total Intrinsic Value of Options Exercised	Total Fair Value of Options Vested
Year ended December 21, 2019	-	69,787
Six months ended June 30, 2020	$-	$596,390

For the six months ended June 30, 2020, the weighted average grant date fair value of options granted was $6.11 per share. The Company estimates the fair value of options at the grant date using the Black-Scholes model. For all stock options granted through June 30, 2020, the weighted average remaining service period is 3.2 years.

The Company recognized $211,165 and $0 in stock-based compensation expense, which is recorded in selling, general and administrative expenses on the consolidated statement of operations for the three months ended June 30, 2020 and 2019, respectively. In addition, the Company recognized $592,640 and $0 in stock-based compensation expense, which is recorded in selling, general and administrative expenses on the consolidated statement of operations for the six months ended June 30, 2020 and 2019, respectively. Unamortized stock option expense at June 30, 2020 that will be amortized over the weighted-average remaining service period totaled $1,588,498.

Restricted Stock and Restricted Stock Units

In the six months ended June 30, 2020, the Company issued 69,912 of restricted stock, to certain employees and directors. Shares issued to employees and directors vest over a time frame from immediate to 1 year. In the six months ended June 30, 2020, 42,473 shares of restricted stock vested.

The following table summarizes our aggregate restricted stock awards and restricted stock unit activity during the six months ended June 30, 2020:

	Number of Unvested Shares	Weighted Average Grant Date Fair Value	Aggregate Value of Unvested Shares

Balance at December 31, 2019	10,417	$9.60		$100,000
Granted	44,009	$7.32		$322,080
Vested	(42,473)	$7.56		$(320,971)
Forfeitures	(-)	$-	$	(-)
Balance at June 30, 2020	11,953	$8.46		$101,109

The Company recognized $55,008 and $320,971 respectively in stock-based compensation expense, which is recorded in selling, general and administrative expenses on the consolidated statement of operations for the three and six months ended June 30, 2020, and we will recognize $101,109 over the remaining requisite service period.

Warrants

In connection with the issuance of the 2020 Convertible Notes, the Company also issued 268,767 unit purchase options to purchase 265,767 units at an exercise price of $8.00 per unit, with each unit consisting of one share of common, and a warrant to purchase one share of common stock at an exercise price of $9.60 per share. The units and warrants are exercisable for a period of five (5) years from the date of issuance, are subject to a downward provision if the Company issues securities at a lower price, and warrant holders have a right to require the Company to pay cash in the case of a fundamental transaction. In accordance with ASC 815, the Warrants and Options issued in this period were determined to require equity treatment and $767,160 related to the options and $882,629 related to warrants was recorded in equity in the six months ended June 30, 2020.

In connection with the recent convertible note private placement, the Company agreed to issue the Placement Agent and the selling agent 5-year warrants to purchase 6,750 shares of our common stock at an exercise price of $5.76. In the six months ended June 30, 2020, $47,293 was recorded in equity related to these warrants.

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(unaudited)

Note 12 – Income Taxes

The Company uses the asset and liability method to account for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If a carryforward exists, the Company makes a determination as to whether the carryforward will be utilized in the future.  Currently, a valuation allowance is established for all DTA’s and carryforwards as their recoverability is deemed to be uncertain. If our expectations for future operating results at the federal or at the state jurisdiction level vary from actual results due to changes in healthcare regulations, general economic conditions, or other factors, we may need to adjust the valuation allowance, for all or a portion of our deferred tax assets. Our income tax expense in future periods will be reduced or increased to the extent of offsetting decreases or increases, respectively, in our valuation allowance in the period when the change in circumstances occurs. These changes could have a significant impact on our future earnings.

Income tax expense was $0 and $0 for the ix months ended June 30, 2020 and 2019. The annual forecasted effective income tax rate for 2020 is 0% with a year-to-date effective income tax rate for the three and six months ended June 30, 2020 respectively of 0%.

Note 13 – Commitments and Contingencies

A)	Litigation

INVO Bioscience, Inc. v. James Bowdring

On August 7, 2019, the Company sent James Bowdring, the brother of our then Chief Financial Officer, a check in the amount of $65,197 as full and final payment under those certain promissory notes dated April 8, 2011 and November 9, 2011.  On August 8, 2019, Mr. Bowdring’s legal counsel returned the check.  A basis for returning the check was a claim that the interest due under the Notes called for compounded interest and not per annum interest.  In addition, the letter rejecting the tender of the payment in full check alleged Mr. Bowdring was considering a future intention to convert his Promissory Notes into shares of the Company’s common stock.  Mr. Bowdring, through his counsel, indicated that such future intention to convert the Notes to common stock were contingent upon Mr. Bowdring addressing certain personal issues which were not disclosed by his counsel in the correspondence returning the checks.  The Company does not believe that Mr. Bowdring has the right to seek conversion of the Notes once payment for the Notes has been tendered.  In order to resolve the issue of the Company’s tender of payment in full versus Mr. Bowdring’s assertion that he can reject tender and seek conversion, the Company has filed an action in the Suffolk Superior Court in Boston on September 3, 2019 seeking Declaratory Judgment and Judgment for Breach of Contract. On September 30, 2019, Mr. Bowdring filed an answer and counterclaim under which he alleged breach of contract, fraud, promissory estoppel, unfair and deceptive practices and constructive trust. Mr. Bowdring is seeking receipt of all shares due under the adjusted conversion price.

The 10% Senior Secured Convertible Promissory Notes were issued on April 8, 2011 and November 9, 2011, with maturity dates thirty days subsequent to the dates of issuance.  Interest was calculated at 10% per annum, compounded based on a 360-day year. Investors had the option to convert any unpaid principal and accrued interest into shares of Company’s common stock original conversion prices of $0.96 and $0.32, respectively, subject to adjustments upon the Company’s issuances of stock at prices less than the original conversion prices during the 24-months after issuance of each note (i.e. currently $0.21).

The Company does not currently expect the above matter to have a material adverse effect upon either our results of operations, financial position, or cash flows.

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(unaudited)

B)	Employee Agreements

On October 10, 2019, the Company entered into an agreement with our newly appointed Chief Executive Officer, Steve Shum. The Company agreed to pay Mr. Shum an annual salary of $260,000. In addition, Mr. Shum is eligible to earn bonus compensation of up to $75,000 bonus upon a successful up-listing to the NASDAQ exchange. All other bonus amounts will be determined by the board of directors, in their sole discretion. In addition to his base salary and performance bonus, the Company granted Mr. Shum: (i) 12,500 shares of our common stock and (ii) a three-year option to purchase 202,599 shares of our common stock at an exercise price of $8.16 per share.  These options will vest monthly over a 3-year period.

On January 15, 2020, the Company entered into an employment agreement (the “Employment Agreement”) with Michael Campbell to continue serving as the Company’s Chief Operating Officer and Vice President of Business Development, a position he has held since February 2019. Mr. Campbell’s compensation will consist of an annual base salary of $220,000, and a target annual incentive bonus of up to 50% of his base salary if the Company achieves goals and objectives determined by the board of directors.

In connection with the Employment Agreement, on January 17, 2020, the Company granted Mr. Campbell 31,250 shares of Company common stock, and an option to purchase 125,000 shares of Company common stock (the “Option”) at an exercise price of $6.84 per share. One quarter of the Option vested upon grant, and the remainder vests in monthly increments over a period of two years from the date of grant.

The Company has entered into a consulting agreement with Shine Management, Inc. through which it is receiving outsourced accounting and the support of its acting Chief Financial Officer, Debra Hoopes. Debra is the Chief Financial Officer and Chief Administrative Officer of Shine Management, Inc. and Management Services Company in Charlottesville, VA.

Note 14 – Contracts with Customers

The Company has adopted ASC 606, Revenue from Contracts with Customers effective January 1, 2018 using the modified retrospective method applied to those contracts which were not substantially completed as of January 1, 2018. These standards provide guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The standard requires that an entity recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues for 2018 are reported under ASC 606, while prior period amounts are not adjusted and continue to be reported under ASC 605, Revenue Recognition.

Revenues for products, including: INVOcell®, INVO TM Retention System, and INVO Microscope Holding Block are typically recognized at the time the product is shipped, at which time the title passes to the customer, and there are no further performance obligations. Revenues from consignment are recognized when the medical device is shipped from the Consignor to the customer.

In January 2019, the Company announced a U.S. license and distribution agreement with Ferring International Center S.A. (“Ferring”) and as a result took a significant step to strengthen the Company that the Company believes will allow it to implement our overall business plan. The Company believes that this strategic partnership with a strong reproductive organization such as Ferring Pharmaceuticals will provide it with the necessary sales and marketing resources within the United States to expand the market and help reach all of those couples not receiving reproductive treatments today.  The agreement calls for the issuance of an initial upfront payment of $5,000,000 which the Company received upon the signing of the agreement and then subsequent licensing fee payment of $3,000,000 that will provide the Company with a source of non-dilutive financing to execute the Company’s plan. Under the terms of the agreement we can pursue developing international markets and as well as partnering and opening INVO-only reproductive centers within the U.S. market. The Company believes this major milestone and agreement is a critical step that allows the Company to implement its mission of expanding access to care in the fertility marketplace. The initial upfront payment of $5,000,000 which we received upon the signing of the agreement is being recognized to income over the 7 year term.

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(unaudited)

Under the terms of the Distribution Agreement, Ferring completed its obligation to make an initial payment to the Company of $5,000,000 upon completion of the required closing conditions, including executed agreements from all current manufacturers of the Licensed Product that upon a material supply default by the Company, Ferring can assume a direct purchase relationship with such manufacturers. Ferring is obligated to make a second payment to the Company of $3,000,000 provided that the Company is successful in obtaining a five (5) day label enhancement from the FDA for the current incubation period for the Licensed Product at least three (3) years prior to the expiration of the term of the license for the Licensed Product and provided further that Ferring has not previously exercised its right to terminate the Distribution Agreement for convenience. In addition, the Company entered into a separate Distribution Agreement.  The Distribution Agreement has an initial term expiring on December 31, 2025 and at the end of the initial term it may be terminated by the Company if Ferring fails to generate specified minimum revenues to the Company from the sale of the Licensed Product during the final two years of the initial term.

The Ferring license was deemed to be a functional license that provide customers with a “right to access” to the Company’s intellectual property during the subscription period and, accordingly, revenue is recognized over a period of time, which is generally the subscription period. During the three months and six months ended June 30, 2020, the Company recognized $178,572 and $357,143, respectively, related to the Ferring license agreement.

As of June 30, 2020, and December 31, 2019, the Company had deferred revenues of $3,928,572 and $4,285,715, respectively.

On September 20, 2019, the Company entered into an exclusive distribution agreement with Quality Medicines, Cosmetics & Medical Equipment Import for the territories of Sudan, Uganda and Ethiopia. This distribution agreement has a term of one year and may be extended by mutual agreement and is based on wholesale prices. Quality Medicines is required to register the Company’s product in each of these countries.

On September 11, 2019, the Company entered into an exclusive distribution agreement with G-Systems Limited registered in Nigeria. In the territories of Nigeria. This distribution agreement has a term of one year and may be extended by mutual agreement and is based on wholesale prices. G-Systems is required to register the Company’s produce in Nigeria.

On November 12, 2019, the Company announced we had entered into exclusive distribution agreements with Biovate a Jordanian company for the territory of Jordan and Orcan Medical for the territory of Turkey. This agreement has a term of one year with extensions by mutual agreement. Safadi Drugstore is required to register the Company’s product in Jordan.

On January 16, 2020, the Company announced a Joint Venture agreement for the India Market. Under terms of the agreement, The Company and its partner, Medesole Healthcare and Trading Pvt Ltd, will each own 50% of the joint venture. The Company provides the device, training and general technology support to the joint venture, while Medesole will be responsible for the operations of the INVOcell clinics in India. Both partners will equally invest in start-up and capital expenditures and share in the revenue and profits of the joint venture. The business model allows the Company to benefit not only from the sale of the device, but from the delivery of the entire solution. The Company believes this JV structure is an attractive new model for us, and one in which the Company may replicate in other select parts of the world.  As of June 30, 2020 the final JV setup had not yet been completed. The Company currently anticipates this to occur during the second quarter of 2020.

Sources of Revenue

The Company has identified the following revenues disaggregated by revenue source:

Domestic Physicians – direct sales of products concluded in January 2019 Domestic Distributor - sales to Ferring who then sells to physicians Domestic Licensing fee
International Distributors – direct sales of products.

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(unaudited)

For the six months ended June 30, 2020 and 2019 the source of revenue was derived from:

	June 30, 2020	June 30, 2019
Domestic Product revenue	$147,500	$490,927

Domestic licensing fee	357,143	357,143

Total revenue	$504,643	$848,070

Contract Balances

The Company incurs agreement obligations on general customer purchase orders and e-mails that have been accepted but unfulfilled. Due to the short duration of time between order acceptance and delivery of the related product, the Company has determined that the balance related to these obligations is generally immaterial at any point in time. We monitor the value of orders accepted but unfulfilled at the close of each reporting period to determine if disclosure is appropriate.

Warranty

The Company’s general product warranties do not extend beyond an assurance that the product delivered will be consistent with stated specifications and do not include separate performance obligations.

Commissions and Contract Costs

The Company does not use or offer sales commissions of any type at this time. The Company generally does not incur incremental charges associated with securing agreements with customers which would require capitalization and recovery over the life of the agreement.

Practical Expedients

The Company’s payment terms for sales direct to customers and distributors are substantially less than the one-year collection period that falls within the practical expedient in determination of whether a significant financing component exists.

Shipping and Handling Charges

Fees charged to customers for shipping and handling of products are included as an offset to the costs for shipping and handling of products included as a component of cost of products.

Taxes Collected from Customers

As our products are used in another service and are exempt, to this point the Company has not collected taxes. If the Company were to collect taxes, they would be on the value of transaction revenue and would be excluded from product revenues and cost of sales and would be accrued in current liabilities until remitted to governmental authorities.

Effective Date and Transition Disclosures

Adoption of the new standards related to revenue recognition did not have a material impact on the Company’s consolidated financial statements and is not expected to have a material impact in future periods.

INVO BIOSCIENCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(unaudited)

Note 15 – Subsequent Events

On June 22, 2020, the Company was approved to receive a loan in the principal amount of $157,620 relating to the U.S. Small Business Administration’s Payment Protection Program, subject to completion of certain documentation. The loan will mature 18 months from the date of funding is payable over 18 equal monthly installments, and bears interest at a rate of 1% per annum. The loan is forgivable up to 100% of the principal balance based upon criteria under the Payment Protection Program if we meet such criteria during the term of the loan. The loan was funded on July 1, 2020.

In July 2020, the Company issued 2020 Convertible Notes to investors in the aggregate principal amount of $401,200. The 2020 Convertible Notes accrue interest at the rate of 10% per annum and are due in January 2022. The notes are convertible into shares of common stock at an exercise price of $5.76 per share (subject to adjustments). In connection with the issuance of the 2020 Convertible Notes in July 2020, the Company also issued unit purchase options to purchase 34,856 units at an exercise price of $8.00 per unit (subject to adjustments), with each unit consisting of one share of common stock and one warrant to purchase common stock at an exercise price of $9.60 per share (subject to adjustments). The units and warrants are exercisable for a period of five (5) years from the date of issuance, are subject to a downward provision if the Company issues securities at a lower price, and warrant holders have a right to require the Company to pay cash in the case of a fundamental transaction.

On October 22, 2020 the Company’s board of directors approved a reverse stock split of the Company’s common stock at a ratio of 5-for-8. On November 5, 2020, we filed a certificate of change (with an effective date of November 9, 2020) with the Nevada Secretary of State pursuant to Nevada Revised Statutes 78.209 to effectuate a 5-for-8 reverse stock split of its outstanding common stock. On November 6, 2020, we received notice from FINRA/OTC Corporate Actions that the reverse split would take effect at the open of business on November 9, 2020 and the reverse stock split took effect on that date.

The Company has evaluated subsequent events through the date the financial statements were released and there were no others.

2,035,000  Shares of

Common Stock

PRELIMINARY PROSPECTUS

Sole Book-Running Manager

Roth Capital Partners

Co-Managers

Colliers Securities LLC	Paulson Investment Company

_______________ __, 2020

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an itemization of various expenses, all of which we will pay, in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee	$1,455.40
FINRA Filing Fees and Expenses*	2,225
Accounting Fees and Expenses*	50,000
Legal Fees and Expenses*	300,000
Advisory fee	110,000
Transfer agent fees*	2,000
Costs of Printing and Engraving*	5,000
Miscellaneous*	10,000
Total	$480,680.40

*Indicates expenses that have been estimated for filing purposes

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are a Nevada corporation and generally governed by the Nevada Private Corporations Code, Title 78 of the Nevada Revised Statutes (the “NRS”).

Section 78.138 of the NRS provides that, unless the corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud, or a knowing violation of the law. Our articles of incorporation provide the personal liability of our directors is eliminated to the fullest extent permitted under the NRS.

Section 78.7502 of the NRS permits a company to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful. Section 78.7502 of the NRS requires a corporation to indemnify a director or officer that has been successful on the merits or otherwise in defense of any action or suit. Section 78.7502 of the NRS precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses and requires a corporation to indemnify its officers and directors if they have been successful on the merits or otherwise in defense of any claim, issue, or matter resulting from their service as a director or officer.

Section 78.751 of the NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit, or proceeding as they are incurred and in advance of final disposition thereof, upon determination by the stockholders, the disinterested board members, or by independent legal counsel. If so provided in the corporation’s articles of incorporation, bylaws, or other agreement, Section 78.751 of the NRS requires a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of the NRS further permits the company to grant its directors and officers’ additional rights of indemnification under its articles of incorporation, bylaws, or other agreement.

Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another company, partnership, joint venture, trust, or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our articles of incorporation provide for indemnification of our officers and directors to the fullest extent permissible under Nevada General Corporation Law, in accordance with the Company’s Bylaws. Our Bylaws provide for indemnification of our officers and directors to the fullest extent not prohibited by the Nevada; provided however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law; (ii) the proceeding was authorized by the board of directors; (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada General Corporation Law or; (iv) such indemnification is a result of the enforcement of a contractual right.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

From May 15, 2020 through July 1, 2020, we entered into definitive securities purchase agreements (“Purchase Agreements”) with accredited investors for their purchase of (i) secured convertible notes issued by us in the aggregate original principal amount of $3,494,840 (the “Notes”), which notes are convertible at a rate of $5.76 per share, and (ii) Unit Purchase Options (“Purchase Options”) to purchase 303,623 units (each, a “Unit”), at an exercise price of $8.00 per Unit (subject to adjustments). with each Unit exercisable for (A) one share of our common stock and (B) a 5-year warrant (the “Warrants”) to purchase one share of our common stock at an exercise price of $9.60 (subject to adjustments) (the “Private Placement”). Each purchaser of a Note will be issued a 5-year Purchase Option to purchase 0.08688 Units for each dollar of Notes purchased We received gross proceeds of approximately $3.5 million (of which $3,351,200 was received in cash and $143,640 resulted from cancellation of indebtedness). Tribal Capital Markets, LLC acted as placement agent (the “Placement Agent”) in the Private Placement. We received approximately $3.08 million in net proceeds from the Private Placement, after deducting placement agent fees and selling agent fees payable to the Placement Agent and selling agent, respectively, and investor counsel in connection with the transaction. We used approximately $413,456 in proceeds to repay outstanding promissory notes and we intend to use the remaining proceeds for working capital and general corporate purposes. The Notes and Unit Purchase Options were issued pursuant to Rule 506 of the Securities Act of 1933, as amended (the “Securities Act”).

In January 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 37,500 shares of common stock with a fair value of $138,000 to management and board members.

In January and March 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company sold 8,125 shares of common stock to accredited investors in a private placement for cash of $47,000.

In January and March 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 11,010 shares of common stock with a fair value of $43,664 to service providers.

In April and May 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 10,625 shares of common stock with a fair value of $174,800 to service providers.

In May 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company sold 4,688 shares of common stock to accredited investors who are family members of Robert J Bowdring, a Board Member in a private placement for cash of $30,000.

In May 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 94,375 shares of common stock with a fair value of $1,540,000 to a board member, Dr. Kevin Doody for services previously provided to the Company.

In October 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 152,971 shares of common stock with a fair value of $1,914,831 to employees and service providers.

In November 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 8,190 shares of common stock for conversion of notes payable and accrued interest in the amount of $52,416.

In December 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 24,792 shares of common stock for conversion of notes payable and accrued interest in the amount of $158,667.

In December 2018, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 27,728 shares of common stock with a fair value of $349,602 to employees and service providers.

In January 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 1,875 shares of common stock with a fair value of $26,600 to service providers.

In February 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 8,394 shares of common stock for conversion of notes payable and accrued interest in the amount of $53,723.

In April 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 25,000 shares of common stock for conversion of notes payable in the amount of $160,000.

In May 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 3,907 shares of common stock for conversion of notes payable in the amount of $25,000.

In August 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 1,563 shares of common stock with a fair value of $15,000 to service providers.

In November 2019, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 9,375 shares of common stock with a fair value of $93,750 pursuant a legal settlement signed on November 11. 2019.

In February 2020, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 1,563 shares of common stock with a fair value of $11,500 in consideration of consulting services rendered.  We did not receive any proceeds from the issuance.

In March 2020, pursuant to Section 4(a)(2) of the Securities Act, the Company issued 1,563 shares of common stock with a fair value of $11,500 in consideration of consulting services rendered.  We did not receive any proceeds from the issuance.

2018 Convertible Notes Payable

In April and May 2018, the Company issued convertible notes (the “2018 Convertible Notes”) payable to investors in the aggregate principal amount of $895,000. The 2018 Convertible Notes accrue interest at the rate of 9% per annum which is paid in stock. 2018 Convertible Notes with an aggregate principal amount of $550,000 are due on January 30, 2021, and 2018 Convertible Notes with an aggregate principal amount of $345,000 are due on March 31, 2021. The notes are convertible into shares of common stock at a price of $6.40 per share, provided, that if the Company completes a subsequent equity financing, the holders of the 2018 Convertible Notes can elect to convert the notes in shares of our common stock at a price equal to 75% of the price paid per share in such subsequent equity financing. During the fourth quarter of 2018, three note holders converted their notes with a value of $200,000 into 32,982 shares of common stock.  During the first 6 months of 2019, the Company issued 8,395 shares of common stock for conversion of notes payable and accrued interest in the amount of $53,723 and 28,907 shares of common stock in connection with the conversion of a note payable in the principal amount of $185,000.

The Company calculated a beneficial conversion feature of the 2018 Convertible Notes based on ASU 17-11 in the form of a discount of $895,000; $366,126 of this amount was amortized to interest expense during the twelve months ended December 31, 2018, based on the three year term of the notes. In addition, $53,564 of interest was expensed in the year ended December 31, 2018.

During the six-month period ended June 30, 2019 we incurred $285,215 in interest expense, an increase of $206,093 compared to $79,122 in the six-month period ended June 30, 2018. The primary reason for the increase in 2019 was the amortization of discount on the 2018 Convertible Notes Payable in the amount of $256,703 compared to $56,446 in the same period in 2018 along with $26,445 of interest for the same notes.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Our un-audited and audited financial statements are included in the prospectus.

EXHIBIT NUMBER	DESCRIPTION
1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Articles of Incorporation (1)
3.2	By-Laws(2)
3.3	Certificate of Change, attached as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated May 21, 2020 and filed on May 22, 2020 and incorporated herein by reference.
3.4	Certificate of Change, attached as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated November 5, 2020 and filed on November 9, 2020 and incorporated herein by reference.
4.1	Form of Senior Secured Convertible Promissory Note dated July 2009 between the registrant and the investors party thereto - 2009 (3)
4.2	Form of Convertible Promissory Note Purchase Agreement dated July 2009 between the registrant and the investors party thereto 2009 (4)
4.3

Form of Convertible Promissory Note dated January 2018 between the registrant and the investors party thereto, incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on April 16, 2019.

4.4

Form of Convertible Note Purchase Agreement dated January 2018 between the registrant and the investors party thereto, incorporated by reference to Exhibit 4.4. to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on April 16, 2019.

4.5	Form of May 2020 Convertible Note, attached as Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 and incorporated herein by reference.
4.6	Form of June 2020 Convertible Note, attached as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated June 22, 2020 and filed on June 26, 2020 and incorporated herein by reference.
4.7	Form of Unit Purchase Option (May 2020), attached as Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 and incorporated herein by reference.
4.8	Form of Unit Purchase Option (June 2020), attached as Exhibit 4.2 to the Registrant’s Current Report on Form 8-K dated June 22, 2020 and filed on June 26, 2020 and incorporated herein by reference.
4.9	Form of Warrant, attached as Exhibit 4.3 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 and incorporated herein by reference.
5.1	Opinion of Dentons US LLP*
10.1	Short Term Note dated March 5, 3009 between the registrant and Kathleen Karloff (5)
10.2	Short Term Note dated May 19, 2019 between the registrant and Kathleen Karloff (6)
10.3

Promissory Note dated August 9, 2016 between the registrant and Kavanaugh Rosenthal Peisch & Ford, LLP, incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on April 16, 2019.

10.4

Distribution Agreement dated November 12, 2018 between the registrant and Ferring International Center S.A. incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on April 16, 2019.

10.5

Supply Agreement dated November 12, 2018 between the registrant and Ferring International Center S.A. incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on April 16, 2019.+

10.6	Joint Venture Agreement, dated January 13, 2020, between the registrant and Medesole Healthcare and Trading Private Limited, India. (7)
10.7

Employment Agreement, dated October 16, 2019, between the registrant and Steven Shum, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated October 10, 2019 and filed on October 15, 2019.

10.8	Employment Agreement, dated January 15, 2020, between the registrant and Michael Campbell (8)
10.9

Commercial Lease Agreement dated May 1, 2019 between the registrant and PJ LLC, incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2019 and filed on March 30, 2020.

10.10	2019 Stock Incentive Plan, incorporated by reference to Exhibit 4.1 to the Registrant’s Registration on Form S-8 filed on October 16, 2019.
10.11	Form of Securities Purchase Agreement (May 2020), attached as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 and incorporated herein by reference.
10.12	Form of Registration Rights Agreement, attached as Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 and incorporated herein by reference.
10.13	Form of Security Agreement, attached as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 and incorporated herein by reference.
10.14

Form of Securities Purchase Agreement (June 2020), attached as exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated June 22, 2020 and filed on June 26, 2020 and incorporated herein by reference.

10.15	Placement Agent Agreement attached as exhibit 10.4 to the Registrant’s Current Report on Form 8-K dated June 22, 2020 and filed on June 26, 2020 and incorporated herein by reference.
10.16	Pre-incorporation and Shareholders Agreement, attached as exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated September 30, 2020 and incorporated herein by reference.
16.1

Letter from Liggett & Webb on Change in Certifying Accountant, incorporated by reference to Exhibit 16.1 to the Company’s Current Report on Form 8-K dated September 19, 2019 and filed on September 23, 2019.

21	Subsidiaries **
23.1	Consent of M&K CPAs.*
23.2	Consent of Leggett & Webb, P.A.*
23.3	Consent of Dentons US LLP (included in Exhibit 5.1)
24.1	Power of Attorney**

(1)   Incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2009.

(2)   Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on November 13, 2007.

(3)   Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2009.

(4)   Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2009.

(5)   Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the three months ended March 31, 2009 filed with the Securities and Exchange Commission on May 15, 2009.

(6)   Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the three months ended June 30, 2009 filed with the Securities and Exchange Commission on August 14, 2009.

(7)    Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2020.

(8)    Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 2020.

 * Filed herewith

** Previously filed

 + Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

ITEM 17. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) that, for the purpose of determining liability under the Securities Act to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on November 9, 2020.

INVO BIOSCIENCE, INC.
(Registrant)

By:	/s/ Steven Shum
Steven Shum
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Steven Shum	Chief Executive Officer, Director	November 9, 2020
Steven Shum	(Principal Executive Officer)

/s/ Debra Hoopes	Chief Financial Officer	November 9, 2020
Debra Hoopes	(Principal Financial and Accounting Officer)

*	Director	November 9, 2020
Trent Davis

*	Director	November 9, 2020
Matthew Szot

*	Director	November 9, 2020
Barbara Ryan

*By:        /s/ Steven Shum

                Steven Shum

                Attorney-in-fact